Exhibit 96.2

S-K 1300 Technical Report Summary on the Pueblo Viejo Mine, Sanchez-Ramirez, Dominican Republic

May 14, 2026

Effective Date: December 31, 2025

Peter Jones, MAIG

Jeffrey Winterton, PhD, RM SME

Clifford Krall, RM SME

Bassam El Husseini, PhD, P.Eng.

Russell Owen, FAusIMM

S-K 1300 Technical Report Summary on the Pueblo Viejo Mine

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This report contains forward-looking statements. All statements, other than statements of historical fact regarding Pueblo Viejo Dominicana Jersey 2 Limited (formerly Pueblo Viejo Dominicana Corporation) (PVD), IPOCo. (the Registrant), Newmont Corporation, or the Pueblo Viejo Mine (the Mine), are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intend”, “project”, “continue”, “budget”, “estimate”, “potential”, “may”, “will”, “can”, “could” and similar expressions identify forward-looking statements. In particular, this report contains forward looking statements with respect to: cash flow forecasts, projected capital, operating and exploration expenditure, targeted cost reductions, mine life and production rates; potential mineralization and metal or mineral recoveries; information pertaining to potential improvements to financial and operating performance and mine life at the Mine, including the process plant extension and construction of the new Naranjo tailings storage facility; anticipated timelines and plans for project development, operation and closure; the ability and timeline to secure all relevant rights, licenses, permits and authorizations; PVD’s and The Registrant’s strategy, plans, targets and goals in respect of environmental and social issues and sustainability matters; stakeholder engagement; sufficiency of infrastructure, systems and consultants and personnel; operating or technical challenges in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities, and the maintenance or provision of required infrastructure and information technology systems; the results of the Economic Analysis, including financial metrics such as net present value (including NPV5), internal rate of return, payback period, and free cash flow; the underlying modelling assumptions, including commodity prices, exchange rates, discount rates, mine plans and production schedules, recoveries, and capital and operating cost estimates; the application of tax and royalty terms under the Special Lease Agreement in the Dominican Republic; and the outcomes of sensitivity analyses on metal prices, operating costs, and capital costs. All forward-looking statements in this report are necessarily based on opinions and estimates made as of the date such statements are made and are subject to important risk factors and uncertainties, many of which cannot be controlled or predicted. Material assumptions regarding forward-looking statements are discussed in this report, where applicable. In addition to such assumptions, the forward-looking statements are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the spot and forward price of commodities (including gold, diesel fuel, natural gas and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; diminishing quantities or grades of reserves; increased costs, delays, suspensions, and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including disruptions in the maintenance or provision of required infrastructure and information technology systems; damage to PVD’s, The Registrant’s, Newmont Corporation’s, or the Mine’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the handling of environmental matters or dealings with community groups, whether true or not; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; fluctuations in the currency markets; changes in interest rates; changes in discount rates and exchange rates used in the economic model; variances in metal prices, operating costs and capital costs relative to modeled assumptions, including those examined in sensitivity analyses; changes in or interpretations of the Special Lease Agreement tax and royalty regime applicable to PVD; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices including expropriation or nationalization of property and political or economic developments in the Dominican Republic; uncertainty whether the Mine will meet The Registrant’s capital allocation objectives; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; non-renewal of key licences by governmental authorities; litigation; contests over title to properties or over access to water, power and other required infrastructure; risks associated with artisanal and small-scale mining; the impact of inflation; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; changes in U.S. trade, tariff and other controls on imports and exports, tax, immigration or other policies that may impact relations with foreign countries, result in retaliatory policies, lead to increased costs for raw materials and components, or impact The Registrant’s existing operations and material growth projects; increased costs and physical risks including extreme weather events and resource shortages, related to climate change; availability and increased costs associated with mining inputs and labour; risks associated with working with partners in jointly controlled assets; and risks associated with diseases, epidemics and pandemics. In addition, there are risks and hazards associated with the business of mineral exploration, development, and mining, including environmental hazards, industrial accidents, unusual or unexpected

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S-K 1300 Technical Report Summary on the Pueblo Viejo Mine

formations, pressures, cave-ins, flooding, and gold ore losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect Mine’s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, PVD, The Registrant, or Newmont Corporation. All of the forward-looking statements made in this report are qualified by these cautionary statements. PVD, the Mine, The Registrant, Newmont Corporation, and the Qualified Persons who authored or contributed to this report undertake no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law.

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S-K 1300 Technical Report Summary on the Pueblo Viejo Mine

Table of Contents

1 Executive Summary	10

1.1 Location	10

1.2 Ownership	10

1.3 History	11

1.4 Geology and Mineralization	11

1.5 Mineral Resource Estimate	12

1.6 Mineral Reserve Estimate	13

1.7 Mining Methods	14

1.8 Mineral Processing	14

1.9 Project Infrastructure	15

1.10 Market Studies and Contracts	15

1.11 Environmental, Permitting and Social Considerations	15

1.12 Capital and Operating Costs	16

1.13 Economic Analysis	16

1.14 Interpretation and Conclusions	16

1.15 Recommendations	20

2 Introduction	22

2.1 Registrant	22

2.2 Terms of Reference	22

2.3 Information Sources	23

2.4 Qualified Persons Site Inspection	23

2.5 Previous Technical Report Summaries	24

2.6 List of Abbreviations	24

3 Property Description	26

3.1 Project Location	26

3.2 Mineral Rights	28

3.3 Surface Rights	29

3.4 Permits	29

3.5 Royalties, Payments, and Other Obligations	30

3.6 Other Significant Factors and Risks	31

4 Accessibility, Climate, Local Resources, Infrastructure and Physiography	32

4.1 Physiography and Climate	32

4.2 Accessibility	32

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S-K 1300 Technical Report Summary on the Pueblo Viejo Mine

4.3 Local Resources and Infrastructure	33

5 History	34

6 Geological Setting, Mineralization, and Deposit	36

6.1 Regional Geology	36

6.2 Local Geology	37

6.3 Property Geology	39

6.4 Mineralization	44

6.5 Deposit Types	46

6.6 QP Comments on Geological Setting, Mineralization, and Deposit	46

7 Exploration	47

7.1 Exploration Excluding Drilling	47

7.2 Drilling	52

7.3 Hydrogeology	62

7.4 Geotechnical	64

7.5 Exploration Potential	67

8 Sample Preparation, Analyses and Security	69

8.1 Sample Preparation	69

8.2 Sample Analysis	72

8.3 Quality Assurance and Quality Control	74

8.4 QP Comments on Sample Preparation, Analyses, and Security	80

9 Data Verification	81

9.1 Internal Reviews and Audits	82

9.2 External Reviews and Audits	83

9.3 QP Comments on Data Verification	83

10 Mineral Processing and Metallurgical Testing	84

10.1 Metallurgical Test Work	84

10.2 Metallurgical Studies	86

10.3 Recovery Estimates	91

10.4 Blending	93

10.5 Historical Performance	95

10.6 Deleterious Elements	96

10.7 QP Comments on Mineral Processing and Metallurgical Testing	96

11 Mineral Resource Estimates	97

11.1 Key Assumptions, Parameters, and Methods	97

11.2 Resource Estimation	105

11.3 Reconciliation	117

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S-K 1300 Technical Report Summary on the Pueblo Viejo Mine

11.4 Cut-off Grade	118

11.5 Mineral Resource Statement	118

11.6 Uncertainties and Risks Affecting the Mineral Resource	120

11.7 QP Comments on Mineral Resource Estimates	121

12 Mineral Reserve Estimate	122

12.1 Key Assumptions, Parameters, and Methods	123

12.2 Cut-off Grade	128

12.3 Mineral Reserve Statement	128

12.4 QP Comments on Mineral Reserve Estimates	131

13 Mining Methods	132

13.1 Geotechnical Parameters and Slope Design	132

13.2 Hydrogeological Parameters and Depressurization Strategy	134

13.3 Mine Design	135

13.4 Stockpiles	135

13.5 Waste Rock Storage Facilities	137

13.6 Mining Equipment and Personnel	137

13.7 Production Schedule	139

14 Processing and Recovery Methods	141

14.1 Current Operations	141

14.2 Power, Water, Process Reagents, and Personnel Requirements	145

15 Infrastructure	149

15.1 Site Access and Transportation	149

15.2 Water Supply	149

15.3 Power Supply	149

15.4 Roads and Haulage Infrastructure	150

15.5 Communications and IT	150

15.6 Fuel and LNG Facilities	150

15.7 Waste and Sewage Management	150

15.8 Fire Protection	151

15.9 Security	151

15.10 Tailing Storage Facilities	151

15.11 Waste Rock Storage Facilities (WRSFs)	151

15.12 Stockpiles	151

15.13 Closure Infrastructure	152

15.14 QP Comments on Infrastructure	152

16 Market Studies	153

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S-K 1300 Technical Report Summary on the Pueblo Viejo Mine

16.1 Market Studies	153

16.2 Commodity Price Assumptions	153

16.3 Contracts	153

17 Environmental Studies, Permitting, and Plans, Negotiations, or Agreements with Local Individuals or Groups	154

17.1 Environmental Assessment and Studies	154

17.2 Environmental Considerations	155

17.3 Permitting	157

17.4 Social and Community Requirements Community Engagement and Social Management	158

17.5 Mine Closure and Reclamation	161

17.6 QP Comments on Environmental Studies, Permitting, and Plans, Negotiations, or Agreements with Local Individuals or Groups	162

18 Capital and Operating Costs	163

18.1 Capital Costs	163

18.2 Operating Costs	164

19 Economic Analysis	165

19.1 Assumptions and Inputs	165

19.2 Taxes and Royalties	165

19.3 Financial Model Summary	166

19.4 Sensitivity	168

20 Adjacent Properties	169

21 Other Relevant Data and Information	170

22 Interpretation and Conclusions	171

22.1 Geology and Mineral Resources	171

22.2 Mining and Mineral Reserves	171

22.3 Mineral Processing	171

22.4 Infrastructure	172

22.5 Environment, Permitting, and Social Aspects	172

22.6 Risks	172

23 Recommendations	175

23.1 Geology and Mineral Resources	175

23.2 Mining and Mineral Reserves	175

23.3 Mineral Processing	176

23.4 Infrastructure	176

23.5 Environment, Permitting, and Social and Community	176

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S-K 1300 Technical Report Summary on the Pueblo Viejo Mine

24 References	177

25 Reliance on Information Provided by the Registrant	179

26 Date and Signature Page	180

List of Tables

Table 1-1	Summary of Pueblo Viejo Mineral Resources	12
Table 1-2	Summary of Pueblo Viejo Mineral Reserves	13
Table 1-3	PV Risk Analysis	19
Table 2-1	QP Responsibilities	24
Table 2-2	Element and Variable Abbreviations	24
Table 2-3	List of Abbreviations	25
Table 5-1	Historic Mine Development Summary	35
Table 6-1	General Descriptions of Mineralogical Alteration Types	43
Table 6-2	Mineralized Domain Approximate Dimensions	45
Table 7-1	Laboratories Used for PV Exploration	50
Table 7-2	Pueblo Viejo Drilling Summary	54
Table 7-3	Drilling Supporting Mineral Resource Estimates	56
Table 7-4	List of Exploration and Advanced GC Drill Hole Surveys Undertaken	61
Table 8-1	Historical Sampling and Analytical Procedures	72
Table 8-2	Laboratories Used for PV MRM	73
Table 8-3	Submitted Samples 2023-2025	74
Table 8-4	Historical QA/QC Summary	75
Table 8-5	QC Samples and Insertion Rates for Exploration Dataset	76
Table 8-6	QC Samples and Insertion Rates for Grade Control Dataset	77
Table 8-7	Field, Coarse and Pulp Duplicates Performance for Exploration Dataset	78
Table 8-8	Field, Coarse and Pulp Duplicates Performance for Grade Control Dataset	78
Table 10-1	Pueblo Viejo Metallurgical Ore Types	84
Table 10-2	Metallurgical Studies	87
Table 10-3	Relevant Metallurgical Studies	88
Table 10-4	Updated Stockpile Ore POX Recovery	92
Table 10-5	Flotation Recovery Formulas	92
Table 10-6	Updated Stockpile Ore Flotation Recovery	92
Table 10-7	Historical Plant Performance	95
Table 11-1	Drilling Supporting Mineral Resource Estimates	98
Table 11-2	Gold Domains Correlogram Model Parameters	104
Table 11-3	Silver Domains Correlogram Model Parameters	104
Table 11-4	Total Sulfur Domains Variogram Model Parameters	104
Table 11-5	Total Carbon Domains Variogram Model Parameters	105
Table 11-6	Gold Estimation Parameters	107
Table 11-7	Total Sulphur Estimation Parameters	108
Table 11-8	Total Carbon Estimation Plan	109
Table 11-9	Resource Classification Criteria	111
Table 11-10	Resource Classification Parameters	111
Table 11-11	Summary of Blocks Modified by Smoothing	111
Table 11-12	Grade Control Model versus Resource Model - Gold	117
Table 11-13	Grade Control Model versus Resource Model – Silver	117
Table 11-14	Summary of Pueblo Viejo Mineral Resources	119
Table 11-15	Summary of Pueblo Viejo Mineral Resources INCLUSIVE of Mineral Reserves	120
Table 12-1	Mining Operating Costs	124
Table 12-2	Fixed Costs Applied to Ore Processing Tonnes	125

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S-K 1300 Technical Report Summary on the Pueblo Viejo Mine

Table 12-3	Ore Variable Costs for Flotation and POX	125
Table 12-4	TSF Sustaining Capital Costs	126
Table 12-5	Other Sustaining Capital	126
Table 12-6	Total Waste Mining Cost for Pit Optimization	127
Table 12-7	Total Ore Cost Example Flotation & POX	127
Table 12-8	Summary of Pueblo Viejo Mineral Reserves	130
Table 13-1	Geotechnical Slope Design Parameters	133
Table 13-2	Primary Production Equipment	137
Table 13-3	Planned Equipment Availability and Utilization	138
Table 13-4	Mine Operations Headcount	138
Table 13-5	LOM Mining Schedule	140
Table 14-1	Processing Facility Headcount	141
Table 14-2	Major Equipment Summary	143
Table 14-3	Main Water Streams in the Plant	147
Table 14-4	Reagent Consumption	147
Table 18-1	Mining Capital Expenditure Summary	163
Table 18-2	Expansion Project Capital Expenditure Summary	164
Table 18-3	LOM Average Unit Operating Costs Summary	164
Table 19-1	Annual Cashflow Summary	167
Table 22-1	PV Risk Analysis	174

List of Figures

Figure 3-1	Pueblo Viejo Project Location Map	26
Figure 3-2	Montenegro Fiscal Reserve	27
Figure 6-1	Regional geological map for the Pueblo Viejo District	36
Figure 6-2	District Geologic Map	38
Figure 6-3	Pueblo Viejo Schematic Stratigraphy Column	41
Figure 6-4	Geology Surface Map and Sections of Q3 2025 Geological Model	42
Figure 6-5	Mineralization Alteration Sequence	44
Figure 7-1	PV Rock Chips Sample Locations	51
Figure 7-2	PV Soil Sample Locations	51
Figure 7-3	Pueblo Viejo Drillhole Location Map	55
Figure 7-4	Pueblo Viejo Drill Collar Location Map Supporting Mineral Resource Estimates	57
Figure 8-1	Sampling Protocol for Pueblo Viejo Deposit	71
Figure 11-1	3D Representation of the Monte Oculto Fault	99
Figure 11-2	Bulk Density vs Total Sulfur and Modelled Density	101
Figure 11-3	Example HERCO Tonnage-Grade Curves and Relative Difference Plots	110
Figure 11-4	Example Resource Classification (50 m RL)	112
Figure 11-5	Plan and Cross-section with Gold Grade	114
Figure 11-6	Swath Plot for Gold (Domain AU3 and AU4)	115
Figure 11-7	Swath Plot for Silver (AG3 and AG4)	115
Figure 13-1	Geotechnical Domains and 2023 Ultimate Shell and Quarries	134
Figure 13-2	Final Pit Design Versus Whittle Shell Comparison Cross-section	136
Figure 14-1	Simplified Pueblo Viejo Process Flow Diagram	142
Figure 19-1	Sensitivity Chart – NPV5	168

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S-K 1300 Technical Report Summary on the Pueblo Viejo Mine

1	Executive Summary

This Technical Report Summary (TRS or Report) on the Pueblo Viejo Mine (the Mine, Pueblo Viejo, or PV) located in the Dominican Republic was prepared by Pueblo Viejo, regional Barrick Mining Corporation (Barrick) employees on behalf of the Registrant, IPOCo (see Section 1.2 below). The purpose of this Technical Report is to support public disclosure of updated Mineral Resource and Mineral Reserve estimates at the Mine as of December 31, 2025.

This Report was prepared in accordance with the guidelines set out by the United States Securities and Exchange Commission’s (SEC) Modernized Property Disclosure Requirements for Mining Registrants as described in subpart 229.1300 of Regulation S-K, Disclosure by Registrants Engaged in Mining Operations (S-K 1300) and Item 601(b)(96) Technical Report Summary of Regulation S-K. Mineral Resource and Mineral Reserve estimates were prepared in accordance with S-K 1300 and using the guidance outlined in CIM Estimation of Mineral Resources and Mineral Reserves (MRMR) Best Practice Guidelines 2019 (CIM (2019) MRMR Guidelines).

Pueblo Viejo Dominicana Jersey 2 Limited (PVD; formerly Pueblo Viejo Dominica Corporation or PVDC) is the operating company for the joint venture (JV) partners Barrick and Newmont Corporation (Newmont). Barrick is (and upon completion of the IPO described in Section 1.2 below, the Registrant will be) the operator of the Mine and owner of a 60% interest in PVD, with Newmont owning the remaining 40%.

All costs presented in this document are in USD (US$ or $) unless otherwise noted.

1.1	Location

Pueblo Viejo, a precious metal deposit, is located in the central part of the Dominican Republic on the Caribbean island of Hispaniola in the province of Sanchez Ramirez. The Mine is approximately 12 km south-southwest of the provincial capital of Cotui, and approximately 55 km north-northwest of the national capital of Santo Domingo.

1.2	Ownership

PVD holds 100% of the mineral rights to the Pueblo Viejo deposit.

Barrick is (and upon completion of the IPO, the Registrant will be) the operator of the Mine and owner of a 60% interest in PVD, with Newmont owning the remaining 40%.

Barrick is a Canadian publicly traded mining company with a portfolio of operating mines and advanced exploration and development projects across four continents. On February 5, 2026, Barrick announced its intention to complete an initial public offering (IPO) of a subsidiary (IPOCo. or

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S-K 1300 Technical Report Summary on the Pueblo Viejo Mine

the Registrant) that will hold Barrick’s joint venture interests in the Mine and certain other assets and liabilities. Subject to and upon completion of the IPO, IPOCo. will be the operator of the Mine and owner of a 60% interest in PVD.

Newmont is a publicly traded mining company with a portfolio of operations and exploration projects in North America, South America, Australia, and Africa, based in Denver, Colorado, USA.

1.3	History

Pueblo Viejo is currently a producing open pit gold mine. Mining commenced in 2010 with first gold production achieved in 2012 and Pueblo Viejo completed its ramp-up to initial design capacity in 2014.

PV is finalizing a process plant expansion (the Process Plant Expansion Project) which has increased the throughput potential to approximately 14 Mtpa.

The ore mined from 2010 to 2025 totaled 205 Mt averaging 3.0 g/t Au (100% basis). Ore processed during this period totaled 108 Mt at 3.7 g/t Au with an average recovery of 87% for 11.5 Moz. of gold recovered as well as 21.5 g/t Ag with an average recovery of 48% for 36.5 Moz. of silver recovered (100% basis).

1.4	Geology and Mineralization

The Pueblo Viejo deposit area is considered an example of a high-sulfidation epithermal gold-silver deposit. The deposit is hosted in a portion of a Lower Cretaceous intra-oceanic island arc with bimodal volcanism that forms the base of the Greater Antilles Caribbean islands. In the Mine area, the arc is primarily represented by the Los Ranchos Formation. The Hatillo Formation, consisting of limestones, is overthrust onto the Los Ranchos Formation to the southwest of the Pueblo Viejo deposit area. The Lagunas Formation, a fore-arc basin assemblage, overlies the Hatillo Formation, and crops out to the south of the Mine area. Mineralization is hosted in the Los Ranchos Formation, which in the Mine area, is subdivided into three facies, consisting of sedimentary facies (carbonaceous sediments), quartz-bearing facies (epiclastic lithologies and volcanoclastic rocks), and andesitic facies (extrusive intermediate composition volcanic rocks). Mineralization events are strongly related to the alteration sequence with disseminated pyrite occurring in an early event and sulfide veinlets occurring in a later event. Pyrite is the primary sulfide. Minor constituents can include sphalerite, local enargite and minor amounts of barite, rutile, telluride, and Pb-sulfides. Sphalerite and enargite (with antimony replacing arsenic) are present with pyrite, primarily as veins or filling fractures.

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S-K 1300 Technical Report Summary on the Pueblo Viejo Mine

1.5	Mineral Resource Estimate

Table 1-1   Summary of Pueblo Viejo Mineral Resources

Category	Tonnes (Mt, 100% Basis)	Tonnes (Mt, Attributable)	Grade		Contained Metal (100% Basis)		Attributable Metal		COG	Met. Recovery
			(g/t Au)	(g/t Ag)	(Moz Au)	(Moz Ag)	(Moz Au)	(Moz Ag)	(g/t AuEq)	(%)
Measured	18	11	1.31	6.95	0.77	4.1	0.46	2.4	0.90 – 0.98	80.1
Indicated	83	50	1.37	7.79	3.6	21	2.2	12
Total M&I	100	61	1.36	7.64	4.4	25	2.6	15	0.90 – 0.98	80.1
Inferred	16	9.4	1.5	8.3	0.77	4.2	0.46	2.5	0.90 – 0.98	80.1

Notes:

•	Mineral Resources are reported on a 100% and attributable basis as of 31 December 2025. The Registrant’s attributable share of the Mineral Resource is 60% based on its ownership interests in PVD.
•	The Mineral Resource estimate has been reported using the definitions in S-K 1300 and guidance from CIM (2019) MRMR Best Practice Guidelines.
•	Mineral Resources utilize long-term Resource metal price assumptions of US$2,000/oz Au, US$25.00/oz Ag.
•	COG is provided as a range; it is dependent on ore source and process stream and not directly used in Mineral Resource estimation.
•

Open pit Mineral Resources are estimated within a pit shell based on a cash-flow optimization utilizing long-term Resource metal price assumptions, and other economic and modifying factors as described in Section 12.

•

Stockpile Mineral Resources are estimated based on a cash-flow calculation utilizing the long-term Resource metal price assumptions, and other economic and metallurgical factors as described in Section 10 and 12.

•	Mineral Resources are reported exclusive of Mineral Reserves and on an in-situ basis i.e. prior to mining or other losses.
•	All Mineral Resource estimates of tonnes and ounces of metal are reported to the second significant digit.
•	Measured and Indicated Resources are reported to two decimals on grade and Inferred Resources are reported to one decimal on grade.
•	Numbers may not add due to rounding.
•	The QP responsible for the Mineral Resource Estimate is Peter Jones, MAIG.

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S-K 1300 Technical Report Summary on the Pueblo Viejo Mine

1.6	Mineral Reserve Estimate

Table 1-2  Summary of Pueblo Viejo Mineral Reserves

Category	Tonnes (Mt, 100% Basis)	Tonnes (Mt, Attributable)	Grade		Contained Metal (100% Basis)		Attributable Metal		COG	Met. Recovery
			(g/t Au)	(g/t Ag)	(Moz Au)	(Moz Ag)	(Moz Au)	(Moz Ag)	(g/t AuEq)	(%)
Stockpiles
Probable	92	55	2.04	13.59	6.0	40	3.6	24	1.17-1.29	80.1
Open Pits
Proven	89	54	2.22	12.01	6.4	35	3.8	21	1.17-1.29	80.1
Probable	130	77	1.95	11.58	8.1	48	4.8	29
Proven+ Probable	220	130	2.06	11.76	14	82	8.7	49
Total Mineral Reserves
Proven	89	54	2.22	12.01	6.4	35	3.8	21	1.17-1.29	80.1
Probable	220	130	1.99	12.42	14	88	8.5	53
Proven+ Probable	310	190	2.06	12.30	20	120	12	74

Notes

•	Mineral Reserves are reported on a 100% and attributable basis as of 31 December 2025. The Registrant’s attributable share of the Mineral Reserves is 60% based on its ownership interests in PVD.
•	The Mineral Reserves estimate has been reported using the definitions in S-K 1300 and guidance from CIM (2019) MRMR Best Practice Guidelines.
•	Mineral Reserves utilize long-term Reserve metal price assumptions of US$1,500/oz Au and US$21.00/oz Ag.
•	COG is provided as a range; it is dependent on ore source and process stream and not directly used in Mineral Reserve estimation.
•

Open pit Mineral Reserves are estimated within a pit design shell and based on a net value basis utilizing the long-term Reserve metal price assumptions, and other economic and modifying factors as described in Section 12.

•	Stockpile Mineral Reserves are estimated based on a net value basis utilizing the long-term Reserve metal price assumptions, and other economic and modifying factors as described in Section 12.
•	Only measured and Indicated Resources that have a positive net value and are scheduled to be mined and processed are converted to reserves.
•	All Mineral Reserves tonnes and grades are reported as delivered to the relevant processing facilities.
•	All Mineral Reserve estimates of tonnes and ounces of metal are reported to the second significant digit.
•	All Mineral Reserve estimates are reported to two decimals on grade.
•	Numbers may not add due to rounding.
•	The QP responsible for the Mineral Reserve estimate is Clifford Krall, (RM SME).

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S-K 1300 Technical Report Summary on the Pueblo Viejo Mine

1.7	Mining Methods

Pueblo Viejo is a mature mining operation with an extensive operating history. Mine development of the current operations by Barrick began in August 2010.

The Mine consists of two main open pits (Moore and Monte Negro) plus a smaller satellite pit (Cumba) and is mined by conventional truck and shovel methods.

The pit stages have been designed to optimize the early extraction of the higher-grade ore. In addition, the sulfur grade is an important consideration because the metallurgical aspects of the processing operation, the recoveries achieved, and the processing costs strongly depend on sulfur content in the plant feed, with benefits from consistency and low variability.

Mineral processing requires a significant amount of limestone slurry and lime derived from high quality limestone. Limestone quarries, located adjacent to the mine, have been in production since 2009 to supply material for TSF construction and the process plant.

Potentially acid generating (PAG) waste rock from the pits is hauled to dedicated waste dump locations (currently the Hondo dump). From 2028 onwards, PAG waste is scheduled to be taken to the planned Naranjo TSF. The PAG waste material deposited in Hondo is intended to be rehandled into completed pit void locations when available, and the remainder will be rehandled into the PAG dumps in the Naranjo TSF as equipment is available.

The remaining Mineral Reserves from open pits are estimated at 220 Mt of ore with a strip ratio 2.25:1. Total Mineral Reserves (pit plus stockpiles) are estimated to be 310 Mt at a strip ratio of 1.59:1.

The remaining pit life, based on the Mineral Reserves estimate, is projected to be 23 years, until 2048, with the processing of low-grade ore stockpiles and limestone rehandle continuing until 2049. To maximize Mine economics, higher grade ore is processed in the early years, while lower grade ore is stockpiled for later processing. Stockpiled ore is mined with a reclamation sequence to maximize ore delivery and revenue. Life of Mine (LOM) planned total material movement, including limestone, will range from approximately 73 Mtpa to 100 Mtpa, averaging around 81 Mtpa.

1.8	Mineral Processing

The Pueblo Viejo processing plant is designed to process approximately 14 Mtpa of run-of-mine (ROM) and stockpiled refractory ore. Gold and silver are primarily recovered through cyanidation of milled ore slurry following a pressure oxidation process employing four autoclaves operating in parallel. A flotation circuit, along with additional crushing and milling capacity, was added in 2023 to upgrade lower grade ores routed to the pressure oxidation circuit. A second cyanidation circuit is used to extract gold and silver from the flotation tailings.

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S-K 1300 Technical Report Summary on the Pueblo Viejo Mine

Tailings from all processing streams are combined and neutralized prior to deposition in the TSF.

Ore feed for the processing facilities is sourced from the two principal open pits and is classified into five metallurgical types. Current recovery estimates for each type are based on extensive geometallurgical testing combined with demonstrated performance over the site’s extensive operational history. The most recent geometallurgical testing undertaken in 2025 was used to refine recovery estimates on stockpiled ore. This work is ongoing with additional campaigns underway and in planning stages.

1.9	Project Infrastructure

The Pueblo Viejo operation is a mature project that has been operating since 2010. It has well developed infrastructure supporting the current operations and plans for additional infrastructure to support Mine growth.

The Mine’s life-of-mine (LOM) plan requires the construction of a new TSF (Naranjo TSF) and other associated necessary infrastructure extending the mine life to 2049. The Naranjo TSF Project includes a supporting feasibility study and is currently in development.

1.10	Market Studies and Contracts

No market studies are currently relevant as the Pueblo Viejo operations produce a readily saleable commodity in the form of gold and silver doré. These intermediary products are sent to refineries for further processing to convert them into refined gold and silver metal.

Gold and silver are freely traded at prices that are reported daily by reputable trading facilities such as the London Bullion Market Association (LBMA). PV uses Barrick corporate guidance for the metal price assumptions which the Qualified Person (QP) regards as reasonable based on publicly available long term forecast consensus data.

There are no contracts considered to be material to the Registrant or Pueblo Viejo.

1.11	Environmental, Permitting and Social Considerations

PV has acquired all the permits necessary for the current operations. There are certain permits related to the Naranjo TSF Project and other additions to the operation that are pending approval or will be required, such as the modification of the Environmental Permit for the construction of the Naranjo TSF.

A decision on the modification of the Environmental permit is expected to be granted during the first half of 2026. A permit from INDRHI (which is the hydraulic resources unit of the Ministry of Environment) for construction of temporary water management structures was approved in Q1 2026.

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S-K 1300 Technical Report Summary on the Pueblo Viejo Mine

A second permit for the starter dam is expected to be granted during the first half of 2026. These permits will allow the commencement of construction of the Naranjo TSF.

The Naranjo TSF Project requires the resettlement of several communities. Land acquisition and involuntary resettlement, and livelihood restoration plans are in place and comply with national law and are guided by international standards, particularly the Performance Standard 5 from the World Bank and International Finance Corporation (IFC).

Preliminary studies of the Naranjo TSF Project identified that approximately 3,500 ha are required for the Project with approximately 680 households affected. In addition, an area of 1,056 ha south of the Naranjo TSF Project has also been identified as required for the construction of perimeter roads as well as an environmental buffer zone. The resettlement of affected persons has commenced and continues to progress.

1.12	Capital and Operating Costs

Pueblo Viejo is an operational mine with an extensive historical basis enabling accurate estimation of future capital and operating costs.

The total LOM capital cost is estimated to be US$4,177.8M and includes sustaining costs for mining and processing, capitalized stripping, general and administration, as well as capital for the completion of the Process Plant Expansion Project, and the Naranjo TSF Project, including relocation and resettlement costs.

The operating costs for the LOM were developed considering the planned mine physicals, equipment hours, labor projections, consumables forecasts, and other expected incurred costs.

The average LOM total operating cost per tonne of ore processed is estimated to be US$50.12/t.

1.13	Economic Analysis

The QP has reviewed an economic analysis of the Pueblo Viejo Mine using the Mineral Reserve estimates presented in this Technical Report; results confirm that the outcome is a positive cash flow that supports the statement of Mineral Reserves.

1.14	Interpretation and Conclusions

1.14.1	Geology and Mineral Resources

Pueblo Viejo maintains documented standard operating procedures for drilling, logging, and sampling that align with industry practice. Geological and mineralization models are developed using clearly defined geological contacts, validated structural controls, and supporting geochemical data, providing a sound geological framework for interpretation.

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S-K 1300 Technical Report Summary on the Pueblo Viejo Mine

A quality assurance and quality control (QA/QC) program is in place to monitor the accuracy and precision of analytical laboratory results. Review of the QA/QC data indicates that assay results are of sufficient quality for use in Mineral Resource estimation.

Geological models and Mineral Resource estimates are refined and updated as new information becomes available from ongoing open pit operations. Extensive infill and conversion drilling, along with grade control drilling and detailed pit mapping, have been completed to improve confidence in the Mineral Resources and Mineral Reserves.

In the QP’s opinion, the outlier capping, domaining, and estimation methods applied to the Pueblo Viejo Mineral Resources are appropriate and consistent with industry best practice. On this basis, the Mineral Resources are considered to be properly estimated and classified.

1.14.2	Mining and Mineral Reserves

Pueblo Viejo is a mature mining operation with an extensive operating history. Mine development of the current operations by Barrick began in August 2010. The mining assumptions and sequence are based on a robust dataset of historical actuals and are appropriate for Pueblo Viejo and apply to the entirety of the modelled mine life through 2049. Geotechnical parameters continue to be refined and support the current slope designs.

The QP responsible for the Mineral Reserves have reviewed the estimation process and in their opinion, the process has been carried out to industry standards and uses appropriate modifying factors for the conversion of Mineral Resources to Mineral Reserves.

1.14.3	Mineral Processing

Significant testwork has already been undertaken on the various refractory ore types, including the major stockpile inventory. Based on testwork completed, the overall recoveries depicted for the Mine are deemed realistic. The QP is satisfied that Pueblo Viejo can maintain production, gold recovery, and reagent consumptions as forecasted.

The QP considers the modelled recoveries for all ore sources and the processing plant and engineering unit costs to be acceptable.

1.14.4	Infrastructure

The Pueblo Viejo operation is a mature mine that has been operating since 2010. It has well developed infrastructure supporting the current operations and plans for additional infrastructure to support the Mine growth.

The most significant infrastructure project planned for PV’s growth is the Naranjo TSF. This project is supported by a feasibility level study and is being further developed to more detailed levels for final approvals and construction.

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S-K 1300 Technical Report Summary on the Pueblo Viejo Mine

The QPs responsible for the Infrastructure Section believe that the current infrastructure and planned infrastructure support the estimation of Mineral Resources and Mineral Reserves.

1.14.5	Environment, Permitting, and Social Aspects

PV has acquired all the permits necessary for the current operations. The primary focus for PV is to secure the necessary engineering approvals from INDRHI for the Naranjo TSF Project infrastructure (Starter Dam, and ultimate dam required; temporary water management structures were approved in Q1 2026) and finalizing the unified Environmental Permit with the Ministry of Environment.

The key environmental concerns are addressed in the Environmental and Social Impact Assessment (ESIA) and PV has numerous management plans to manage these risks.

Community engagement and development is managed by a dedicated team supporting PV’s Social Management System, which includes the following Social Management Plans: Engagement and Disclosure; Community Development (emphasizing education, capacity building, production, income generation and diversification, microenterprises, community water and preventive health); Local Content (local employment and development of local suppliers); Community Safety; Support for Environmental Management; and Monitoring and Evaluation.

The LOM plan requires the construction and operation of the proposed Naranjo TSF and associated infrastructure including road networks, tailings and reclaim lines. For this, the resettlement of several communities is required. Land acquisition, involuntary resettlement, and livelihood restoration plans are in place and comply with national law and are guided by international standards. This process is being managed by the PV Project team and is currently underway.

1.14.6	Risks

The QPs have examined the various risks and uncertainties known or identified that could reasonably be expected to affect reliability or confidence in the exploration information, the Mineral Resources or Mineral Reserves of the Mine, or projected economic outcomes contained in this Report. They have considered the controls that are in place or proposed to be implemented and determined the residual risk post mitigation measures. The post mitigation risk rating is evaluated consistent with guidance provided by Barrick’s Formal Risk Assessment Procedure (FRA) and considers the likelihood and consequence of the risk’s occurrence and impact.

Table 1-3 details the significant risks and uncertainties as determined by the QPs for the Pueblo Viejo operations.

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S-K 1300 Technical Report Summary on the Pueblo Viejo Mine

Table 1-3  PV Risk Analysis

Area	Risk	Mitigation	Post Mitigation Risk Rating
Geology and Mineral Resources	Confidence in Mineral Resource Models	Additional scheduled grade control drilling provides roughly 18 months of partial grade-control coverage ahead of mining, ensuring continuous improvement of grade and geological control. The Mineral Resource Model is routinely updated using new drilling data and refined geological interpretations. As a result, the near-term mine plan contains a high proportion of Measured material—greater than 80% over the 5-year horizon—which supports increased confidence in the Mineral Resource estimates and reduces uncertainty in production forecasting.	Low
Mining and Mineral Reserves	Naranjo TSF Project delays, impacting production and mining sequence	Alternative temporary stockpiles for waste rock are being constructed, and additional lifts underway for current El Llagal TSF.	Medium
Processing	Long term stockpile recovery assumptions	Ongoing testwork being completed to validate assumptions and understand variations within stockpiles to mitigate through mine planning and blending operations.	Medium
Environmental	TSF failure	Engineering design and construction of TSF’s to international standards, proper water management at TSF’s, buttressing if required.	Low
Permitting	Permitting delays related to Naranjo TSF Project	Starter dam and initial stages of Naranjo TSF are in the approval stage with preliminary work beginning (temporary water management structures approved and commenced) while final permitting and RAP continue.	Low
Infrastructure	Naranjo TSF Project construction delays due to resettlement.	Government decree has been published. Application of a “3 attempt” strategy where 3 attempts to make a deal are made; if the individual continues to decline, the Government takes over the case.	Medium
Infrastructure	Naranjo TSF Project design approval delays.	Detailed design is now underway with regular Government consultation; permit design complete	Medium
Capital and Operating Costs	Continued cost escalation due to inflation of labor, consumables, and contractor costs	Continue to track actual costs and LOM forecast costs, including considerations for inflation.	Low

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S-K 1300 Technical Report Summary on the Pueblo Viejo Mine

1.15	Recommendations

The QPs have made the following recommendations.

1.15.1	Geology and Mineral Resources

●	Update geology and estimation models based on insights from ongoing mining development.
●	Refine geochemical signature modeling and reconcile it with visual alteration logging, with the aim of moving away from the current 1.0 g/t grade shell used to manage bimodal grade distributions.
●	Re-evaluate the grade capping approach and associated metal-at-risk, as the current strategy may be removing excessive metal.
●	Add density variability samples to the workflow and revise density estimation methods as required.
●	Expand S2, Ctot, and Corg assay data to improve model confidence over time.

1.15.2	Mining and Mineral Reserves

●

Continue pit slope geotechnical investigations and analyses, surface water management, and dewatering and depressurization activities to improve pit wall stability and support the possibility of steepening the final pit slope angle.

●	Investigate options to optimize costs of the PAG waste transportation requirements.
●

Continue efforts to process higher grade ore earlier in the LOM schedule through either mining or stockpile rehandle optimizations, while considering pending additional findings from ongoing geometallurgical test programs related to long-term stockpile of ore material and its possible impact on recovery.

●	Maintain efforts to improve the mining fleet productivities and utilizations to decrease operating costs and/or mining capital.
●	Consider new optimization analysis regarding feasibility of separately scheduling, and processing, plant feed for pressure oxidation (POX) and flotation to test if value can be added.

1.15.3	Mineral Processing

●	Expand the geometallurgical test programs to continuously improve understanding of the impact of weathering on stockpiled ores along with optimal strategies to best route materials in LOM operation.
●	Continue with laboratory assessment of blend behaviors with differing regimes of reagents to ensure validity of the recovery and operating cost predictions, as well as pre-empt potential anomalies.
●	Monitor the TSF reclaim water including in-plant recovered process water to ensure no buildup of chemicals detrimental to the process. Whilst the water balance has been designed to

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S-K 1300 Technical Report Summary on the Pueblo Viejo Mine

prevent such an occurrence, prudence suggests confirmation by observation hence mitigation where necessary.

●

There are opportunities for further optimizing the water management via fast-tracking the replacement of fresh water to reclaim water, where several projects have already been identified. Plans, however, need to be implemented, being mindful of the larger picture or site-wide balance. Subsequent consideration will incorporate the needs of ecological flows, process requirements, precipitation and evaporation variations and finally, Governmental regulation.

●

The addition of process control and instrumentation mechanisms with a view to optimize the operability of processing circuits is not new, indeed Pueblo Viejo possesses a plethora of said paraphernalia, as well as implementing dedicated optimization software to its milling circuits. The opportunity and intention remain to roll this initiative out to encompass the autoclave operation as well, potentially using artificial intelligence to combine and optimize the operation of several successive circuits.

1.15.4	Infrastructure

●	Continue advancing the study and engineering work for the Naranjo TSF.

1.15.5	Environment, Permitting, and Social and Community

●	Continue the permitting and land acquisition process required for the Naranjo TSF Project.
●	Continued stakeholder engagement and public education of the Naranjo TSF Project.
●

Continue identifying and implementing initiatives of renewable energies to support Barrick’s global commitment on Climate Change (greenhouse gas reduction of 30% by 2030 while maintaining a steady production profile, and Net Zero by 2050).

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S-K 1300 Technical Report Summary on the Pueblo Viejo Mine

2	Introduction

2.1	Registrant

This Technical Report Summary (TRS or Report) on the Pueblo Viejo Mine (the Mine, Pueblo Viejo, or PV) located in the Dominican Republic was prepared by Pueblo Viejo and regional Barrick Mining Corporation (Barrick) employees on behalf of IPOCo

The Mine is a joint venture (JV) between Barrick and Newmont Corporation (Newmont). Pueblo Viejo Dominicana Jersey 2 Limited (PVD; formerly Pueblo Viejo Dominica Corporation or PVDC) is the operating company for the JV; Barrick is (and upon completion of the IPO described below, the Registrant will be) the operator of the Mine and owner of a 60% interest in PVD, with Newmont owning the remaining 40%. PVD holds 100% of the mineral rights to the Pueblo Viejo deposit.

Barrick is a Canadian publicly traded mining company with a portfolio of operating mines and advanced exploration and development projects across four continents. On February 5, 2026, Barrick announced its intention to complete an initial public offering (IPO) of a subsidiary (IPOCo. or the Registrant) that will hold Barrick’s joint venture interests in the Mine and certain other assets and liabilities. Subject to and upon completion of the IPO, IPOCo will be the operator of the Mine and owner of a 60% interest in PVD.

The Mine is a hard rock open pit gold and silver mine located in the central part of the Dominican Republic on the Caribbean island of Hispaniola in the province of Sanchez Ramirez. Construction of the Mine started in 2008, and first production occurred in 2012. Mining is by conventional drill, blast, truck, and shovel methods.

PV is finalizing a process plant expansion (the Process Plant Expansion Project) which has increased the throughput potential to approximately 14 Mtpa. The saleable product from PV is gold and silver doré.

The Mine’s life-of-mine (LOM) plan requires the construction of a new TSF (Naranjo TSF) and other associated necessary infrastructure extending the mine life to beyond 2049. This is the “Naranjo TSF Project” which includes a supporting Feasibility Study and is currently in development.

2.2	Terms of Reference

This Report was prepared in accordance with the guidelines set out by the United States Securities and Exchange Commission’s (SEC) Modernized Property Disclosure Requirements for Mining Registrants as described in subpart 229.1300 of Regulation S-K, Disclosure by Registrants Engaged in Mining Operations (S-K 1300) and Item 601(b)(96) Technical Report Summary of Regulation S-K. Mineral Resource and Mineral Reserve estimates were prepared in accordance with S-K 1300

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S-K 1300 Technical Report Summary on the Pueblo Viejo Mine

and using the guidance outlined in CIM Estimation of Mineral Resources and Mineral Reserves (MRMR) Best Practice Guidelines 2019 (CIM (2019) MRMR Guidelines).

The purpose of this report is to support mineral property disclosure of Mineral Resource and Mineral Reserve estimates, at PV for the year ending December 31, 2025.

The effective date of this Report is December 31, 2025.

All Mineral Resources are reported exclusive of Mineral Reserves and as in-situ material (before mining).

All Mineral Reserves are reported as material to be delivered to the processing facilities including losses and dilution from mining activities.

All costs presented in this document are in USD (US$ or $) unless otherwise noted.

The Report uses the metric system, troy ounces for precious metal totals, and US English spelling.

2.3	Information Sources

The authors have utilized various internal presentations, memos, reports, and previous Canadian National Instrument Technical Reports (NI 43-101) in the compilation of this TRS. The documentation reviewed, and other sources of information, are listed in References, Section 24, of this report.

2.4	Qualified Persons Site Inspection

The information presented within the TRS was reviewed by Qualified Persons (QP) as defined in the S-K 1300. The details of the QP’s most recent personal inspections and their areas of responsibilities are:

●

Peter Jones, MAIG, is employed as Manager Resource Geology LATAM by Barrick. He is responsible for the technical reviews of geologic and Resource modelling and visited the Mine on October 18 to October 25, 2025.

●

Jeffrey Winterton, (RM SME), is employed by Barrick as Lead Metallurgist LATAM & AP. His responsibilities include supporting ongoing metallurgical test programs and continuous improvement initiatives. He has reviewed the metallurgical testwork as well as the recovery methods. He was seconded to PV in 2025, visiting the site multiple times, the last of which was November 9 to November 19, 2025.

●

Clifford Krall, (RM SME), is employed as Manager LOM Planning and Technical Standards by Barrick. His most recent visit to PV was May 11 to May14, 2026, where he reviewed the mining performance results, Mineral Reserve estimation process, mine strategy, mine planning, and capital and operating costs.

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S-K 1300 Technical Report Summary on the Pueblo Viejo Mine

●

Bassam El Husseini, P.Eng., Director, Geotechnical Tailings and Heap Leach, visited the mine on numerous occasions in 2025, the last of which was between November 24 to November 28, 2025, to review tailings facilities performance, and attend meetings with the regulator and Independent Tailings Review Board (ITRB).

●

Russell Owen, FAusIMM, is employed by Barrick as Vice-President Technical Services. His most recent site visit was between April 20 to April 25, 2026, where he reviewed the exploration program results, permitting, mine plans, mining performance results and associated financials, mine strategy, infrastructure, and social relocation progress.

The QPs and their responsibilities for this TRS are summarized in Table 2-1.

Table 2-1    QP Responsibilities

Qualified Person	Company	Title/Position	Sections
Clifford Krall, RM SME	Barrick Mining Corporation	Manager – LOM Planning & Technical Standards	12 and 13
Peter Jones, MAIG	Barrick Mining Corporation	Manager – Resource Geology LATAM & AP	6 to 9, 11
Jeffrey Winterton, RM SME	Barrick Mining Corporation	Lead Metallurgist LATAM & AP	10 and 14
Bassam El Husseini, P.Eng.	Barrick Mining Corporation	Director, Geotechnical Tailings and Heap Leach	15.10 (TSF aspects)
Russell Owen, FAusIMM	Barrick Mining Corporation	Vice-President Technical Services	3 to 5, 15 (excluding 15.10) to 20
All	-	-	1, 2, 21 to 26

2.5	Previous Technical Report Summaries

This report is the first filed TRS required under the US securities obligations for IPOCo.

2.6	List of Abbreviations

Units of measurement used in this Technical Report conform to the metric system unless otherwise noted. All currency in this Technical Report is in US dollars (US$ or $).

Table 2-2    Element and Variable Abbreviations

Element/Variable	Description	Element/Variable	Description
Ag	silver	Fe	iron
Au	gold	S2	sulfide sulfur wt %
Corg	organic carbon wt %	SO2	sulfur dioxide
Ctot	total carbon wt %	Stot	total sulfur wt %
Cu	copper	Zn	zinc

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S-K 1300 Technical Report Summary on the Pueblo Viejo Mine

Table 2-3    List of Abbreviations

Unit	Measure	Unit	Measure
°	degree	m3	cubic metre
°C	degree Celsius	m3/d	cubic metre per day
µm	micrometre	m3/h	cubic metres per hour
A	ampere	min	minute
AMSL	above mean sea level	mm	millimetre
CCD	Counter current decantation	Moz	million ounces
CIL	Carbon-in-Leach	MPa	megapascal
cm	centimetre	Mt	million metric tonnes
DDH	Diamond Drill Holes	Mtpa	million metric tonnes per annum
EIA	Environmental Impact Assessment	MVA	megavolt-amperes
ETP	Effluent Treatment Plant	MW	megawatt
FTCIL	Flotation tails CIL	NAG	non-acid generating
G	giga (billion)	oz	Troy ounce (31.10348 g)
g	gram	P80	80% passing
g	gravitational force equivalent	PAG	Potentially Acid Generating
g/t	grams per tonne	PFS	Pre-Feasibility Study
GWh	gigawatt hour	POX	Pressure Oxidization
ha	hectare	ppm	parts per million
HDS	high density sludge	PSI	pounds per square inch
hr	hour	PSIG	pounds per square inch gauge
hrs	hours	QP	Qualified Person
in	inch	RAB	Rotary Air Blast
IP	Induced polarization	RC	reverse circulation drilling
k	kilo (thousand)	RL	relative elevation
kg	kilogram	s	second
km	kilometre	SABC	Semi-Autogenous ball mill crusher
km2	square kilometre	SAG	Semi-Autogenous grinding
koz	thousand ounces	SPI	Power Index
kPa	kilopascal	t	metric tonne
kPaG	kilopascal gauge	t/m3	metric tonne per cubic metre
kt	thousand metric tonnes	tpa	metric tonnes per annum
ktpa	kilotonne per annum	tpd	metric tonnes per day
kV	kilovolt	tph	metric tonnes per hour
kW	kilowatt	TSF	Tailings Storage Facility
kWh	kilowatt-hour	US$	United States dollar
kWh/t	kilowatt-hour per tonne	V	volt
L	litre	v/v	volume to volume
L/s	litres per second	W	watt
M	mega (million)	wt %	percentage by weight
m	metre	yr	year
m2	square metre	YTD	year-to-date

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S-K 1300 Technical Report Summary on the Pueblo Viejo Mine

3	Property Description

3.1	Project Location

Pueblo Viejo is located in the central part of the Dominican Republic on the Caribbean island of Hispaniola in the province of Sanchez Ramirez (see Figure 3-1).

The Mine is approximately 12 km south-southwest of the provincial capital of Cotui and approximately 55 km north-northwest of the national capital of Santo Domingo. The Pueblo Viejo property, situated on the Montenegro Fiscal Reserve (MFR, see Figure 3-2), is centered at approximately 18°55’9.15“N, 70°10’20.35“W in an area of moderately hilly topography. The MFR covers an area of 7,995 ha and encompasses all the areas previously included in the Pueblo Viejo concession areas, which were owned by Rosario Dominicana S.A. (Rosario) until March 7, 2002, as well as the El Llagal and Naranjo areas.

Figure 3-1   Pueblo Viejo Project Location Map

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S-K 1300 Technical Report Summary on the Pueblo Viejo Mine

HATILLO DAM
Hondo PH05 PAG (In Project)
Hondo PAG
Hondo NAG (In Project)
ARD Hondo
LGS
C6 PAG
MN PIT
MN PAG
MO PIT
Cuenas NAG
QQ NAG
ARD 4 (Under Construction)
ARD 1
SJ Quarry
LL Quarry
Lagunas Limited
Emulsion Plant
Taino DAM
Taino CAMP
3000 CAMP
ETP Plant 2 (Under Construction)
Process Plant
Refinery
Gas Plant
Mejita Butres
Mejita GRA
HR152 NAG
Warehouse
Main Gate
Filters Stockpile
LQ Stockpile
Q10 NAG
RFMN
Power Line_SPM-PV
HR-17 (In Project)
Power Line Piedra Blanca-PV
Llagal Dam
Development Boundary
HR-18 (In Project)
Naranjos Dam (In Project)
Diorite Quarry
HR-19 (In Project)
Filter Plant Platform (In Project)
Diorite PH01 (In Project)
Diorite PH02 (In Project)
Diorite PH03 (In Project)
N
PUEBLO VIEJO DOMINICANA JERSEY 2
Proyecto Pueblo Viejo
Republica Dominicana
Sep 2025
Legend
Fiscal Reserve Montenegro
Development area PVDJ2

Figure 3-2  Montenegro Fiscal Reserve

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S-K 1300 Technical Report Summary on the Pueblo Viejo Mine

3.2	Mineral Rights

In 2000, the Dominican Republic invited international bids for the leasing and mineral exploitation of the Pueblo Viejo mine site. In July 2001, PV (then known as Placer Dome Dominicana Corporation), an affiliate of Placer Dome Inc., was awarded the bid and acquired the Project. In 2006, Barrick acquired Placer Dome Inc. and consequently the PV project.

PV mineral rights are incorporated within concessions and tenements in the MFR which has been leased by the Dominican Government to PVD enabling the exploitation of the minerals contained within.

PVD is the holder of the lease right to the MFR by virtue of a Special Lease Agreement of Mining Rights (SLA), which enables exploitation of the minerals within the MFR. The SLA was ratified by the Dominican National Congress and published in the Official Gazette of the Dominican Republic on 21 May 2003, becoming effective thereafter. The MFR was modified by virtue of Presidential Decrees Nos. 722-04 and 270-22 to include El Llagal and El Naranjo respectively, resulting in a current area for the MFR of 7,995 ha. The SLA governs the development and operation of the Mine and includes the right to exploit the Mejita tailings storage facility (TSF) and the Hatillo limestone deposit. The Mejita TSF has not been declared as a development area by PVD, and the Las Lagunas TSF was excluded from the SLA. The SLA was modified in 2009 and 2013 but the modifications were related to fiscal terms and clarification of various administrative and operational issues to the mutual benefit of the Government and PVD.

The SLA provides the right to operate the Pueblo Viejo mine for a 25-year period commencing on February 26, 2008, with one extension by right for 25 years and a second 25-year extension by mutual agreement of the parties, allowing a possible total term of 75 years.

Pertinent terms of the SLA include the following:

●	PVD may exploit the Hatillo limestone deposit and all other limestone deposits within the MFR at no additional charge;

●	The Dominican Government will acquire and lease to PVD the lands and mineral rights necessary for the permanent disposal of tailings and waste;

●	The Dominican Government will mitigate all historical environmental matters, except those conditions within areas designated for development by PVD;

●	The Dominican Government will relocate, at its sole cost and in accordance with relevant World Bank Standards, those persons dwelling in the Los Cacaos section of the site; and

●	The Dominican Government will provide a permanent and reliable water source necessary to conduct the operations.

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S-K 1300 Technical Report Summary on the Pueblo Viejo Mine

3.3	Surface Rights

The Mine’s life-of-mine (LOM) plan requires the construction of a new TSF (Naranjo TSF) and other associated necessary infrastructure. This is the Naranjo TSF Project and includes a supporting Feasibility Study.

Under the current SLA and Decree No. 270-22, PVD holds the rights necessary to operate the mine and build the proposed Naranjo TSF. While the Dominican Government is ultimately responsible for securing the necessary land, the Government and PVD have agreed to an arrangement where PVD will pay upfront to acquire the land needed for the new facility, and the Government will reimburse these costs at a later date. Once the Government reimburses PVD, the Government will officially own the land, but PVD will retain the surface rights for its operations.

Currently, PVD is negotiating directly with private landowners to buy the necessary property. However, if they cannot reach an agreement, the Dominican Government has the legal authority to expropriate the land so the project can proceed. This power is based on Article 51 of the Dominican Constitution, which allows the Government to take property for public use or social interest, provided there is a just cause and the owners are paid a fair value. This value is determined either by mutual agreement or by court ruling.

On December 5, 2025, the Dominican Government issued Decree No. 682-25 relating to the declaration of the Naranjo TSF project being of “public utility and social interest” facilitating the legal expropriation if necessary.

Both PVD and the Dominican Government are working together to finalize these property rights, initially through voluntary sales, but if unsuccessful, through the legal expropriation process.

3.4	Permits

PVD holds all permits required to continue current operations through 2028. The mine’s original Environmental Impact Assessment (EIA) was approved in 2006 under Environmental License No. 0101-06, with follow-up technical submissions and additional environmental reports provided in subsequent years (2008, 2020, 2022, and 2025). The 2025 application was to modify and integrate Licenses No. 0101-06 and 0501-23 (Naranjo TSF Environmental License approved in 2023) and was submitted to the Ministry of Environment. After the Ministry’s review and discussions with PV, it was concluded that independent permit applications would be more time efficient and feasible to obtain instead of modifying and integrating the existing Licenses. Currently, the independent permit applications are being prepared and are planned to be submitted in Q2 2026. These permit applications will include the expansion of the diorite quarry, diorite crusher, TSF Llagal raise to 275 level, among others.

For the Naranjo TSF Project, an Environmental and Social Impact Assessment was submitted in 2022 and approved in 2023 under Environmental License No. 0501-23. The Feasibility Study was

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S-K 1300 Technical Report Summary on the Pueblo Viejo Mine

submitted in 2024 and is now being updated for design changes, after which it will be resubmitted. Engineering designs for required water management structures are under regulatory review, the temporary water management structures (TWMS) permit approved in Q1 2026 and the Starter Dam permit submission completed in Q1 2026 with approval expected within 12 months of submission.

Separate from mining activities, PVD holds a power generation concession and associated environmental licenses for the Quisqueya Power Plant and transmission line, consolidated into a modified license in August 2025. The permitting process is well understood, and PV anticipates receiving all required approvals.

There are no environmental violations or fines that may affect access, title, or the right or ability to perform work on the property.

3.5	Royalties, Payments, and Other Obligations

Under the SLA, PVD is obligated to make the following payments to the Dominican Government:

●	Net Smelter Royalty (NSR) payments of 3.2% based on gross revenues less some deductible costs (royalties do not apply to copper or zinc);

●	Net Profits Interest (NPI) payment of 28.75% based on adjusted taxable cash-flow;

●

Corporate income tax of 25% under a stabilized tax regime and an Annual Minimum Tax (AMT) (only applicable when there is a positive difference between the product of the applicable AMT rate (which varies with the price of gold) multiplied by gross receipts with the sum of the NPI and income tax for a particular year); and

●	Other general tax obligations.

The second amendment to the SLA, signed in 2013, included additional and accelerated tax revenues to the Dominican Government. It also established a graduated minimum tax, which is adjusted every three years based on a financial model prepared by PV and subject to Government approval. The currently approved and active model covers the 2023–2025 period. PV has submitted the draft model for the 2026–2028 period, which is currently pending review and approval by the Ministry of Energy and Mines (Ministerio de Energía y Minas; MEM).

On September 29, 2015, Barrick closed a gold and silver streaming transaction with Royal Gold for production linked to Barrick’s 60% interest in the Pueblo Viejo mine. Royal Gold made an upfront cash payment of $610M and will continue to make cash payments for gold and silver delivered under the agreement. Under the terms of the agreement, Barrick sells gold and silver to Royal Gold equivalent to: (i) 7.5% of Barrick’s interest in the gold produced at Pueblo Viejo until 990 koz of gold have been delivered, and 3.75% thereafter; and (ii) 75% of Barrick’s interest in the silver produced at Pueblo Viejo until 50 Moz have been delivered, and 37.5% thereafter. Silver is delivered based on a fixed recovery rate of 70%. Silver above this recovery rate is not subject to the stream. There is no obligation to deliver gold or silver under the agreement if there is no production from Pueblo Viejo. Barrick receives ongoing cash payments from Royal Gold equivalent to 30% of the prevailing

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spot prices for the first 550 koz of gold and 23.1 Moz of silver delivered. Thereafter, payments will double to 60% of prevailing spot prices for each subsequent ounce of gold and silver delivered. As at December 31, 2025, approximately 397 koz of gold and 14 Moz of silver have been delivered to Royal Gold.

This streaming agreement is not material to PVD or IPOCo; Barrick has accounted for the upfront payment as deferred revenue and recognizes it in earnings, along with the ongoing cash payments.

PVD’s activities at the Pueblo Viejo mine are compliant in all material respects with all environmental liabilities and applicable lease obligations.

3.6	Other Significant Factors and Risks

To the extent known to the QPs, there are no significant factors or risks that may affect access, title, or the right or ability to perform work on the Project that are not discussed in this Report.

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4	Accessibility, Climate, Local Resources, Infrastructure and Physiography

4.1	Physiography and Climate

PV lies within the eastern Cordillera Central of the Dominican Republic, an area of steep slopes, narrow valleys, and elevations ranging from approximately 565 m AMSL to 65 m AMSL. The concession is drained by the Margajita and Maguaca rivers, both of which show highly variable flows during rainfall events and contribute to the Yuna River system.

The region has a tropical climate with average temperatures near 25°C, limited seasonal variation, annual rainfall of about 1,800 mm, and a pronounced wet season from May to October. It is also impacted by the Atlantic hurricane season between June and November, requiring mine and TSF designs to accommodate extreme rainfall.

The Mine maintains year-round operations.

The Mine is situated in a seismically active zone between the Caribbean and North American plates, with major earthquakes occurring roughly every 50 years; seismicity is therefore a key design criterion for critical infrastructure.

Vegetation consists largely of secondary growth resulting from historical mining and agriculture, with dense regrowth supported by earlier soil-stabilization efforts. In the Naranjo TSF area, forest communities reflect secondary succession, dominated by Lauraceae and Fabaceae species and characterized by medium-height stands and younger regenerating trees. The surrounding regional land use is primarily agricultural.

4.2	Accessibility

Access to the Pueblo Viejo Mine from Santo Domingo, the capital and largest city of the Dominican Republic, is via paved roads. The primary route follows the four-lane Autopista Duarte (Highway No. 1), which connects Santo Domingo to Santiago, the country’s second largest city. From Autopista Duarte, access continues eastward at the town of Piedra Blanca onto Highway No. 17, approximately 78 km by road from Santo Domingo (see Figure 3-1). Highway No. 17 is a two-lane paved road that passes through the towns of Maimon, Palo de Cuaba, and La Cabirma en route to Cotuí. The Pueblo Viejo Mine gatehouse is located approximately 22 km by road from Piedra Blanca and approximately 6.5 km from Palo de Cuaba.

The main port facility in the Dominican Republic is located at Haina, near Santo Domingo. Additional port facilities are available at Puerto Plata, Boca Chica, and San Pedro de Macorís.

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Commercial air service is available through international airports located in Santo Domingo, Santiago, Puerto Plata, and Punta Cana.

4.3	Local Resources and Infrastructure

Santo Domingo, a major port city with a population exceeding 3.5 million, serves as the primary supply and service hub for the Pueblo Viejo Mine and provides daily international air connections. Where feasible, goods and services are sourced from nearby towns, supported by PV programs aimed at developing local businesses. The Mine is a significant national employer, with approximately 3,000 direct employees and 3,800 contractors, prioritizing recruitment from local communities. While technical colleges and universities are present throughout the country and provide a strong base of qualified personnel, mining-specific training and experience remain limited, requiring internal skill development. Non-technical labor is readily available from surrounding towns.

The Mine is located roughly 55 km north-northwest of Santo Domingo (straight-line distance). Access from the capital is via a four-lane paved highway in good condition to Piedra Blanca, followed by a two-lane paved road leading toward Cotuí and the Mine site. Internal site access is provided by gravel-surfaced roads, supplemented by a haul-road network for ore, waste, overburden, and limestone transport.

Key site infrastructure includes accommodations, offices, maintenance facilities, a medical clinic, water supply systems, the existing TSF, and water treatment facilities. The process plant area is secured by a double- and single-fence perimeter, with freshwater, potable water, firewater, sewage, stormwater, and fuel systems installed underground, while process piping is generally located above ground on racks or in corridors.

The El Llagal TSF is currently operational approximately 3.5 km south of the plant site. The proposed Naranjo TSF is planned for construction about 6 km southeast of the plant. Electrical power is supplied through two independent 230 kV transmission lines, with the primary source being the PV owned Quisqueya 1 power plant near San Pedro de Macorís.

Overall, the site has adequate access to rights of entry, power, water, and personnel to support ongoing and planned operations, with the exception of certain permitting and land acquisition needs for the Naranjo TSF Project, as described in Sections 3.3 and 3.4.

Site infrastructure is discussed in Section 15.

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5	History

Barrick’s involvement in the current operations of the Pueblo Viejo mine commenced with its acquisition of Placer Dome in March 2006 and consequent amalgamation of the companies in May 2006. At the same time, Barrick sold a 40% stake in Pueblo Viejo to Goldcorp Inc. with Goldcorp Inc. being subsequently acquired by Newmont in 2019. On 26 February 2008, PV delivered the Project Notice to the Dominican Government pursuant to the SLA and delivered the Pueblo Viejo Feasibility Study.

The Pueblo Viejo mine achieved first gold production in 2012.

The history prior to Barrick’s involvement is summarized in Table 5-1 below. These historical activities contributed to the discovery of the Monte Negro, Mejita, and Cumba deposits and provided the first modern geological interpretations of the district.

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Table 5-1  Historic Mine Development Summary

Period / Operator	Key Activities Completed	General Results of Work
Pre-1969 (Early Spanish Workings & Government Mapping)	● Spanish mining (1505–1525). ● Dominican Government geological mapping (1950s). ● Small pilot plant built to evaluate sulfide veins.	● Early mining ceased due to richer deposits elsewhere. ● Geological mapping identified sulfide-vein targets, but pilot plant failed to economically recover gold/silver from sulfide ore.

Rosario / AMAX (1969–1992)

●

Optioned property and began systematic drilling identifying thickening oxide cap.

●

Open pit mining of Moore deposit (1975) and later Monte Negro, Mejita, Cumba.

●

Regional exploration incl. soil geochem, percussion drilling, airborne EM.

●

Feasibility studies on refractory sulfides (Fluor 1986; SW/AMS 1992).

●

CIL plant commissioned (~1991).

●

Large oxide Resource delineated.

●

Multiple oxide deposits put into production through the 1980s.

●

Regional exploration expanded geological understanding.

●

Studies confirmed sulfide processing is technically feasible but constrained by environmental and cost considerations.

●

CIL plant showed poor recoveries (30–50%), leading to eventual shutdown (1999).

●

Total historical production: ~5.5 Moz Au and 25.2 Moz Ag.

Privatization Attempts (1992 & 1996)	● Dominican Government attempted twice to seek JV/partner or dispose of asset.	● Privatization not achieved; however, set the stage for third-party technical programs (GENEL JV, MIM, Newmont).

GENEL JV (1996–1999)	● Diamond drilling, new geological model, mining studies. ● Evaluated refractory ore milling technologies, socioeconomic studies, financial analyses.	● Improved geological understanding and assessment of economic viability of sulfide Resource; confirmed need for advanced refractory processing.

Mount Isa Mines (1997)

●

31-hole, 4,600 m drilling program.

●

Metallurgical sampling from core.

●

Detailed pit mapping; IP geophysical survey.

●

Topographic mapping via aerial photography.

●

Proposed ultra-fine grinding/ferric sulfate leaching flowsheet.

● Improved definition of sulfide mineralization and pit geometry. ● Additional metallurgical data gathered; alternative processing flow path proposed.

Newmont (1992 & 1996)	● Proposed pilot plant and feasibility studies for roasting/bioheap oxidation.	● Samples collected but results unavailable; provided additional evaluation of refractory processing options.

Placer Dome Inc. (2001–2005)

●

Won bid to redevelop Mine (2001).

●

Negotiated SLA; undertook extensive drilling & geological studies.

●

Completed a full Feasibility Study (2005).

●

Conducted structural pit mapping (2002).

●

Completed 105 km² regional environmental baseline mapping & sampling.

●

BGC drilled 20 geotechnical holes in El Llagal valley.

●

Feasibility Study confirmed commercial viability of large-scale redevelopment.

●

Updated Resource and reserve estimates established foundation for modern operation.

●

Environmental and geotechnical work advanced permitting and design for future TSF (El Llagal).

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6	Geological Setting, Mineralization, and Deposit

6.1	Regional Geology

The PV District is located in the eastern foothills of the Cordillera Central, the principal mountain belt of Hispaniola. Gold mineralization is hosted within the Lower Cretaceous Los Ranchos Formation, a northwest-trending volcanic–sedimentary belt that extends across eastern Dominican Republic and dips approximately 20° to the southwest (Figure 6-1).

Source: Nelson et al. 2020, modified from Escuder-Viruete et al. 2007

Figure 6-1  Regional geological map for the Pueblo Viejo District

The Los Ranchos Formation comprises a basal assemblage of pillowed basalt, basaltic-andesite and dacitic flows, tuffs, and intrusions, overlain by volcaniclastic sedimentary rocks. This sequence represents a Lower Cretaceous intra-oceanic island arc characterized by bimodal volcanism and forms part of the basement of the Greater Antilles.

Hispaniola’s tectonic evolution includes thrust-bounded fragments of oceanic crust interpreted as dismembered ophiolite. Obduction of oceanic crust resulted in regional metamorphism of the Maimon Formation. Within the PV concession, the Hatillo Formation is thrust over the Los Ranchos Formation along a Cenomanian unconformity in the southwest. The Lagunas Formation, interpreted as a fore-

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arc basin sequence, overlies the Hatillo Formation and crops out to the south. Both units are locally overthrust by the Maimon Formation.

6.2	Local Geology

Gold mineralization in the PV District is restricted to the Los Ranchos Formation, which is subdivided into three principal facies:

●	Sedimentary facies: Carbonaceous volcaniclastic sediments;

●	Quartz-bearing facies: Felsic units containing abundant primary or reworked quartz; and

●	Andesite facies: Intermediate volcanic rocks lacking quartz phenocrysts.

These facies reflect deposition in a complex volcanic basin influenced by syn-sedimentary faulting and volcanic aggradation. The sedimentary facies overlie the quartz-bearing facies in the basin center and the andesite facies along basin margins. A lower sedimentary horizon within the andesite facies is interpreted as a remnant sub-basin. Multiple calcareous horizons indicate repeated basin development.

The surface distribution of the Los Ranchos and Maimon formations is shown in Figure 6-2. Within the concession, the Los Ranchos Formation is subdivided into the Pueblo Viejo, Platanal, and Zambrana members. The Los Ranchos Formation is overlain by the Hatillo Formation along a low-angle, NNE-verging thrust fault, with local splays. To the south, the Maimon Formation dominates and is bounded by the Hatillo Thrust Fault. Eocene dikes and stocks locally crosscut the Cretaceous stratigraphy.

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BARRICK
Legend
Structural Framework
Normal Fault
Infered Fault
Thrust Fault
Geological Units
Intrusives
Diorite
Tonalite
MF. Las Lagunas
Mudstone-Limestone (Las Lagunas)
Mudstone-Sandstone (Las Lagunas)
Shear zone
MF. Hatillo
Limestone
MF. Los Ranchos
Carbonaceous Sediment
Volcaniclastic
Foliated Epiclastic
Silicified Quartz Bearing Breccia
Andesite
Andesite Th
Porphyritic Andesite
Andesitic Lapilli Tuff
Polimitic Lithic Tuff
MF. Maimon
Schist
MF. Peralvillo
Predominantly Andesitic Tuffs and Flows
Refrence
Limestone LOM
NTSF Food zone
Dam
Monte Negro Fiscal Reserve
Reserve_Shell
Diorite Mining Phases
Old Tailings Dam
N
S
E
W
Monte Negro Pit
Cumba Pit
Reserves_Shell
Moore Pit
Quemados Quarry
Mejita
San Juan Quarry
ARD1
Las Lagunas Quarry
Quemado Fault
Hatillo fault
TSF Llagal
Naranjo NTSF
current mining area
PH5
PH4
PH3
PH2
PH1
Diorite Quarry
0
0.5
1
2
KM
374000
376000
378000
380000
382000
2098000
2096000
2094000
2092000
2090000
2088000
2086000

Source: PV, 2025

Figure 6-2 District Geologic Map

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6.2.1	Maimon Formation

The Maimon Formation consists of Lower Cretaceous metavolcanic rocks with minor metasedimentary units, underlying much of the western and southern Naranjo Valley. Rocks are typically chlorite schist formed during Mid-Cretaceous regional metamorphism. The Maimon and Los Ranchos formations represent components of a former volcanic island arc.

6.2.2	Los Ranchos Formation

The Los Ranchos Formation hosts all economic gold mineralization at PV. It comprises volcanic and volcaniclastic rocks overlain by sedimentary units and includes three members:

●	Pueblo Viejo Member: is a restricted sedimentary basin approximately 3 km north-south by 2 km east-west; composed of carbonaceous sandstone, mudstone, and conglomerate;

●	Platanal Member: Andesitic flows and pyroclastic rocks underlying the Pueblo Viejo Member; and

●	Zambrana Member: Andesitic tuffs forming the basal unit.

Mineralization is laterally extensive within the permeable sediments of the Pueblo Viejo Member and narrower within the andesitic flows of the Platanal Member.

6.2.3	Hatillo Formation

The Hatillo Formation consists of Lower Cretaceous bedded micritic limestone. Its basal contact with the Los Ranchos Formation is defined by a low-angle thrust fault and exhibits shear, gouge, and microfolding. Although unmineralized, the Hatillo Formation is operationally important as a source of limestone for processing and construction.

6.2.4	Las Lagunas Formation

The Las Lagunas Formation conformably overlies the Hatillo Formation and comprises basal epiclastic tuffs and volcano-sedimentary siltstones, overlain by calcareous shales, arenites, mudstones, and limestone. This unit is unmineralized.

6.2.5	Diorite

The Eocene diorite comprises non–gold-bearing stocks, sills, and dikes intruding the Maimon Formation. It is compositionally zoned from monzodiorite to gabbrodiorite and is an important source of construction material for the TSFs and related infrastructure.

6.3	Property Geology

The PV deposit is hosted by a Lower Cretaceous volcanic–sedimentary sequence overlain locally by younger basin sediments. Andesitic flows, tuffs, and volcaniclastic sediments provided permeable

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and chemically reactive hosts for hydrothermal fluids. Gold mineralization is closely associated with intense silicic alteration developed along structurally focused feeder zones.

The deposits exhibit characteristics of lithocap-hosted, high-sulfidation epithermal Au–Cu systems, with alteration assemblages dominated by quartz, alunite, pyrophyllite, and dickite, grading outward to argillic and propylitic halos. Mineralization locally extends upward into overlying carbonaceous sediments.

6.3.1	Lithology

Within the concession, the Los Ranchos Formation dominates the northern and eastern areas and hosts all mineralization. The Hatillo Formation overlies the Los Ranchos Formation, while the Las Lagunas Formation crops out in the southwest. The Maimon Formation defines a major structural boundary to the south. Eocene intrusions locally influence alteration patterns. The stratigraphic sequence is shown in Figure 6-3.

The sedimentary facies overlay the quartz bearing facies at the central part of the basin and the andesite facies at the border. A lower sedimentary horizon is interpreted as remnant of a sub-basin with a dominant calcareous composition and is interlayered in the Andesite facies. A narrow flat andesite layer at the Moore Pit is overlaying the quartz bearing facies. Intermediate dikes appear to be proof of a last volcanic episode that occurred near the end of the hydrothermal mineralization event, e.g., the Monte Negro dike. The Hatillo limestone is in thrust contact with the carbonaceous sediments of the Los Ranchos Formation towards the west of the San Juan quarry. In the quarries, it is also possible to see the thrusted contact between the sedimentary sequence of the Las Lagunas Formation over the Hatillo limestone.

The principal geological units and their spatial relationships are summarized as follows:

●	The Los Ranchos Formation covers most of the northern and eastern areas of the concession;

●	The Hatillo Limestone overlies the Los Ranchos Formation along a low-angle thrust fault trending NNW and plunging 20°–30° to the SW;

●	The Las Lagunas Formation outcrops along the southwestern boundary of the property

Figure 6-4 presents the local geology map with the main rock units, and vertical sections from the most recent geological model.

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Pueblo Viejo - Stratigraphy

ERA	PERIOD	FORMATION	MEMBER	PV-Au	DESCRIPTION	Depositional Sequences	FACIES	ROCK FORMATION
Mesozoic	Upper Cretaceous	Lagunas	Lagunas		**Lagunas, interbedded volcano sedimentary dark mudstone-sandstone, with Limestone (LL)** lenses, locally weakly sheared, and composed of reworked mixed limestone.	13	Sedimentary	Sedimentary /Marine conditions
	Lower Cretaceous	Hatillo Limestone	Hatillo		**The Hatillo Formation (HL)** is an Early Cretaceous carbonate unit, composed mainly of reefal limestones, marls, and calcarenites. It records the transition from intense regional volcanism to calm shallow-marine conditions, overlying the Los Ranchos and Maimón formations.	12		
					Diorite dykes (DI) Multiple NNW-trending diorite to monzonite dykes with propylitic alteration,	11		
		Ranchos Formation	Pueblo Viejo	Pueblo Viejo Au Mineralización	**Carbonaceous Interbedded Mudstone-Sandston-Conglomerate (CIMSC)** unit comprises thin-bedded carbonaceous mudstones, volcanogenic siltstones, and minor sandstones with occasional conglomerates, marking a quiet subaqueous setting, . Black color is due to the high content of organic carbon	10		Deposited in lacustrine / shallow marine
			Platanal		**Fine Dacite Tuff (DAT)** Dark grey volcanic sandstone occurring in very thin beds or massive layers, composed of fine sand-sized volcanic fragments and minor broken quartz (<0.5 mm). It is non-carbonaceous, with occasional accretionary lapilli indicating a primary pyroclastic surge.	9	Quartz bearing	Ash consolidation
					Massive Qtz-Bearing Sandston Breccia (MQSB). It is matrix sandstone Support with 3 -20% clasts mostly under 3 cm unit as part of facies Association that include Clast Support facie (VPQ) and also interbedded sandstone to granule–pebble breccia facie (LQB).	8		Volcanic transported by currents
					Polymictic Quartz Bearing Tuff (PQTM) Unstratified, poorly sorted, matrix-supported pyroclastic deposit containing ~5-10% angular to subangular volcanic felsic and andesitic clasts and aphyric fiammes (up to 1 × 7 cm) aligned parallel to fabric. The matrix includes 5–7% quartz eyes crystals (5–6 mm). Represents a subaqueous pyroclastic flow (20–40 m thick) within a primary pyroclastic sequence.	7		Explosive eruptions / Pyroclastic currents
					Volcanogenic calcareous Sandstone - dark Mudstone (VCSM) with coral and shell fragments.	6	Andesitic	Sedimentary
					Andesite Coherent Rock (ACR) Coherent texture rock, with micro phaneritic matrix and phenocryst of 1-2mm sized plagioclase and amphibole phenocryst. The upper contact display auto-breccia texture and amygdales with calcite filling. Well develop perlite texture and jet saw feature relate to quenching with sea water.	5		Effusive eruption Intrusive
					Andesite Lapilli Tuff (ALT) The wider unit lapilli fiammes tuffs; 10-30 % fiammes 2-6 cm flattened and fabric parallel on long size, occur at the lower west side underlain andesite and overlain andesite to the east side as part of Platanal formation, include lithic facie with fragment ~1-3 cm, matrix mainly fine ash (PLT). Flow primary pyroclastic pile with probably source out the basin.	4		Explosive eruptions / pyroclastic currents
					Fine Dacitic Tuff (FLT) Very fine-grained, weakly welded dacitic ash tuff composed of siliceous, laminated pyroclastic material with minor quartz and feldspar shards; typically, 10–30 m thick.	3	Dacitic	Ash consolidation
					Andesite Coherent Rock (ACR)	2	Andesitic	Effusive eruption
					Volcanic foliated lower unit (VFLU) Intercalated coherent fragmental units, spherulitic, lithophysae, and few bedded packages. A few deeper drill holes intersect this horizon. Albitization altered zones suggest alteration with sea water contact. Rare quartz crystal suggests rhyolitic composition.	1	Rhyolitic	Felsic lavas, dome or shallow Intrusion

BARRICK
PUEBLO VIEJO JV

Source: PV, 2025

Figure 6-3   Pueblo Viejo Schematic Stratigraphy Column

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Source: PV, 2025

Figure 6-4   Geology Surface Map and Sections of Q3 2025 Geological Model

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6.3.2	Structure

Mineralization is controlled by three principal fault systems: NW–SE, N–S, and NE–SW. The NW system is oldest; the NE system is youngest. Gold mineralization is primarily associated with NW and N–S structures, with high-grade zones occurring at structural intersections.

●	NW faults commonly host mineralized veins containing pyrite ± sphalerite ± enargite;

●	NE faults locally juxtapose altered and barren units and influence alteration zonation; and

●	NS faults control major lithologic offsets and are syn-mineralized, with intense footwall silicification. Shallow-angle reverse faults locally offset mineralization and dikes.

A down-dropped structural block between the Monte Oculto and Charlie W faults is interpreted as a graben, characterized by thickened carbonaceous sediments and deeper mineralization potential.

6.3.3	Alteration

Alteration interpretation integrates spectral mineralogy and geochemistry. Five alteration assemblages are recognized: silica, quartz–alunite, quartz–pyrophyllite, intermediate argillic, and propylitic. Ore is primarily associated with quartz–alunite and quartz–pyrophyllite assemblages developed along feeder structures.

Table 6-1 shows the general descriptions of mineralogical alteration types.

Table 6-1   General Descriptions of Mineralogical Alteration Types

Alteration Type	Description
Silica	Isolated silicified pockets are associated with the high-grade zone and the narrow hydrothermal brecciated zones like Cumba ore body.
Quartz-Alunite	A favorable gold-bearing assemblage that includes quartz-alunite-silica ± pyrophyllite ± dickite ± silica as main mineral phases, it is developed primarily as nearby kernel or vertical structures associated with the feeder system. Alunite preferentially is at deeper zone and shows NNW discontinuous trend.
Quartz-Pyrophyllite	Another ore hosting assemblage with quartz- pyrophyllite ± dickite ± silica similar to alunite and following an NNW trend plunging southwest for Moore and dipping east in Monte Negro; almost flat in between. Dickite is modelled as halo and is associated with increased distribution of gold on the site.
Intermediate Argillic	Generally, a barren assemblage that is characterized primarily by pyrophyllite and, to a lesser extent, illite is observed in the distal peripheral regions, mainly in the upper portions of the system. This weak alteration zone appears to be akin to a distal thrust-over area and serves as the boundary for more advanced pyrophyllite alteration center. This assemblage not only delineates the extent of mineralization but also provides insights into the spatial distribution of hydrothermal alteration within the PV deposit.
Propylitic	A barren regional alteration than host the entire argillic alteration system. This assemblage includes chlorite ± illite ± smectite montmorillonite, marked the propylitic floor at the base of the system, which also shows depleted in Y and V. In addition, this association is present in Monte Negro dyke.

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6.4	Mineralization

Mineralization through the PV deposits consists predominantly of pyrite with subordinate sphalerite and enargite, occurring as disseminations, replacements, and veins. Early mineralization introduced disseminated arsenian pyrite, followed by later vein-hosted sulfides.

Three mineralization stages are recognized:

●	Stage I – Early High-Sulfidation Mineralization: Disseminated gold hosted within fine-grained arsenian pyrite associated with vuggy silica, quartz–alunite, and kaolinite alteration.

●	Stage II – Pyrophyllite Overprint and Silica Cap Development: Widespread pyrophyllite alteration and silicification overprinting Stage I assemblages, marking continued high-sulfidation conditions.

●

Stage III – Late Vein Mineralization: Pyrite–sphalerite–enargite veins formed during hydrofracturing of the silica cap. These veins represent the highest-grade mineralization and preserve a clear paragenetic sequence of pyrite g enargite g sphalerite g grey silica.

Individual Stage III veins are typically less than 10 cm wide. Veins are typically concentrated in zones that are elongated north-northwest up to 250 m long, 100 m wide, and 100 m vertical. They are more widely distributed in the upper portions of the deposits and contain the highest metal grades.

Figure 6-5 shows the main stages of mineralization along with the development of the different types of alteration present in the ore body.

z = quartz; Na = sodium; diss = disseminated; py = pyrite; En = enargite; sph = sphalerite; HS = high sulfidation; K = potassium.

Source: Vaughan et.al., 2020

Figure 6-5   Mineralization Alteration Sequence

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Mineralization is typically developed as steeply dipping, pyrite-rich gold-bearing veins, generally a few centimeters wide, with dominant NNW-trending orientations and subordinate N–S to NNE sets associated with steep fault structures. Quartz veins containing gold occur both as discrete veins and as tension gash arrays within centimeter-scale dextral shear zones.

Dimensions and orientations of mineralized domains are summarized in Table 6-2.

Table 6-2 Mineralized Domain Approximate Dimensions

Deposit	Length (m)	Width (m)	True Thickness (m)	Approximate Strike Direction
Main Deposits
Monte Negro	1,520	550	340	NNW-SSE
Moore	1,250	1,050	260	NNW-SSE
Satellite Deposits
Cumba	300	70	150	NNW-SSE
Mejita	650	250	55	NW-NS
ARD1	220	175	65	NW

In the Moore area, the mineralized carbonaceous sedimentary sequence is thick and laterally continuous, locally exceeding 150 m. Toward the northwestern portion of the system, including Monte Negro, the sedimentary sequence becomes thinner, and mineralization occurs in subvertical pyrite-rich veins forming conjugate sets with variable orientations. NNW-trending veins are locally sub-parallel to bedding and folding axes, suggesting structural control related to deformation. Gold-bearing enargite–sphalerite veins are also present and commonly trend NNE, with local variations in sulfide composition interpreted to represent more distal parts of the hydrothermal system.

Other areas within the district, including Mejita and ARD1, display similar mineralization styles hosted within carbonaceous sediments and associated volcanic rocks. At Mejita, mineralization occurs within carbonaceous sediments interlayered with dacitic pyroclastic rocks over an andesitic volcanic basement and is commonly concentrated along lithologic contacts, locally associated with quartz veins containing pyrite and sphalerite. At ARD1, mineralization occurs primarily as bedding-parallel pyrite–sphalerite veins within carbonaceous sediments and underlying polymictic volcaniclastics overlain by Hatillo limestone.

Hydrothermal alteration throughout these deposits displays a zoned pattern typical of the PV high-sulfidation system, with advanced alunite and pyrophyllite assemblages in the core transitioning outward to intermediate argillic and propylitic assemblages.

6.4.1	Cumba

The Cumba satellite deposit is located northeast of Monte Negro and is hosted primarily within andesitic rocks. Mineralization in this deposit deviates from the other deposits and is associated with a silicified orebody containing pyrite, enargite, tetrahedrite, covellite, and minor sphalerite. Structural control is expressed by northwest- to east–west-trending structures, with a northeast-trending fault limiting mineralization to the south. Alteration is dominated by silica–pyrophyllite with central dickite and peripheral illite–chlorite assemblages.

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6.5	Deposit Types

PV is a Cretaceous-age high-sulfidation epithermal gold–silver deposit with associated copper and zinc. It is characterized by advanced argillic alteration, pervasive silicification, and pyrite-dominated sulfide assemblages formed from acidic, sulfur-rich hydrothermal fluids.

Mineralization is hosted within a structurally controlled volcanic–sedimentary basin developed in an extensional setting. Carbonaceous sediments and overlying limestone acted as effective caps to fluid flow. Geophysical data indicates a broad demagnetized zone beneath the deposits, interpreted to reflect hydrothermal alteration above a deeper intrusive source.

6.6	QP Comments on Geological Setting, Mineralization, and Deposit

The QP has reviewed the geological setting, mineralization styles, structural framework, and associated drilling, logging, and core data, and considers them to be consistent with industry standards and sufficient to support Mineral Resource estimation. The following comments are provided:

●

The QP has reviewed the geological setting, lithological framework, mineralization styles, and structural and alteration controls across the PV deposits and considers them to be well defined and consistent with a high-sulfidation epithermal system.

●	The distribution and characteristics of mineralization within the PV deposits are well understood, with mineralization geometry and continuity supported by drilling data and geological interpretation.

●	Structural controls, including faulting and vein orientations, are appropriately interpreted and incorporated into the geological and Resource models.

●	Hydrothermal alteration assemblages display a coherent zonation pattern that is consistent with the mineralization style and supports the interpretation of the deposit-scale.

●	The mineralization has been modeled in a manner consistent with the known geological controls, geometry, and style of mineralization, and provide a robust framework for subsequent analysis.

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7	Exploration

7.1	Exploration Excluding Drilling

The PV property is located in a region known for hosting significant gold mineralization. Prior to 2006, exploration programs were carried out by Rosario/AMAX (1969–1992), GENEL JV (1996–1999), MIM (1997), and Placer Dome (2002–2005). These programs included soil and rock geochemistry, limited reverse circulation and diamond drilling, pit and outcrop mapping, induced polarization (IP) and airborne magnetic surveys, geological modeling, and environmental baseline studies. These historical activities contributed to the discovery of the Monte Negro, Mejita, and Cumba deposits and provided the first modern geological interpretations of the district.

7.1.1	Pre-2006 Exploration

Prior to Barrick’s acquisition, exploration activities primarily consisted of:

●	Geochemical Surveys: Systematic soil and rock sampling, initially by Rosario/AMAX, which delineated anomalies associated with the Monte Negro, Mejita, and Cumba deposits;

●	Geophysical Surveys: Airborne magnetic surveys, followed by additional IP and ground magnetic surveys. These data supported interpretations of structural trends and alteration features; and

●	Geological Mapping: Detailed pit and outcrop mapping to define stratigraphy, alteration patterns, and major structural domains.

7.1.2	Post-2006 Exploration

Following acquisition in 2006, PV implemented an integrated exploration strategy designed to consolidate historical data and expand geological understanding. Key elements included:

●	Data Integration: Compilation, validation, and reinterpretation of historical geochemical, geophysical, and geological datasets to establish a consistent district-scale geological framework;

●	Field Programs: Expanded rock and soil sampling, alteration studies, construction and pit mapping, and systematic relogging of historical drill core;

●

Exploration Drilling Support: Multi-phase diamond drilling programs completed in 2006 and thereafter to evaluate new targets and refine geological models for known deposits, including Moore and Monte Negro; and

●	Ongoing Model Updates: Progressive refinement of lithology, alteration, and structural models to improve interpretation of mineralization controls.

As the project advanced into production, exploration efforts shifted toward drilling-based programs targeting near-mine mineralization and step-out extensions along favorable structural corridors.

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These activities are intended to evaluate the potential for additional mineralization and support mine life extension assessments.

PV also conducted systematic consolidation and reinterpretation of historical datasets. This included standardizing legacy coding schemes, reevaluating geochemical and geophysical data, and using data analytics, such as machine learning, to improve characterization of alteration and mineralization patterns. Complementary petrographic, lithogeochemical, and geochronological studies are ongoing to refine district- and deposit-scale geological models.

7.1.3	Geologic Mapping and Geochronology

Geologic mapping prior to 2006 was completed by Rosario/AMAX, MIM, and Placer Dome, with a focus on pit-scale and outcrop mapping at Monte Negro and Moore. Placer Dome also completed regional mapping over a 105 km² area between 2002 and 2005 as part of both exploration and environmental baseline programs.

Following Barrick’s acquisition, PV incorporated mapping into a comprehensive geological program. In 2006, pit mapping was combined with alteration studies on soils, outcrops, and drill core. Additional relogging and mapping campaigns completed in 2009 and 2018–2019 contributed to an updated district-scale geological model.

Between 2020 and 2023, PV developed a revised structural model incorporating updated fault geometries and recognizing the Monte Oculto fault as a significant control on mineralization. This model was constructed using pit mapping data, oriented drillhole measurements, and guide points, and was integrated with lithological and alteration models. Lithological logging units were rationalized from 42 units to 17 grouped units based on spatial and geochemical consistency. Modeling was completed using Leapfrog Geo® (Leapfrog), with additional support from ArcGIS and Maptek Vulcan 3D® (Vulcan) software.

Historical mapping was carried out at scales ranging from 1:200 to 1:10,000. Older paper-based maps have since been digitized, and current mapping is completed using tablets and standardized digital data-collection platforms, including Survey123 and Field Maps. These workflows have improved data consistency and quality control.

Geochronological studies, including U-Pb zircon, Ar-Ar, and Re-Os analyses, have been completed through collaboration with academic and internal research teams. These datasets constrain volcanic, intrusive, and hydrothermal events relevant to mineralization and support genetic interpretations at deposit and district scales.

Current work focuses on updating district-scale mapping (1:10,000) and representative cross-sections (1:12,500 and 1:2,500). These updates integrate both historical datasets and new information acquired from ongoing sampling and analytical programs.

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7.1.4	Geophysics and Remote Sensing

A range of geophysical surveys has been conducted historically and by PV, including airborne and ground magnetics and 2D and 3D IP surveys. Although gold is not directly detectable by these methods, the data provides information on lithology, alteration, and structural features relevant to mineralization.

Geophysical data have been primarily used to delineate:

●	Zones with elevated chargeability associated with sulfide minerals;

●	Alteration zones exhibiting demagnetization or high resistivity;

●	Intrusive units indicated by high magnetic response; and

●	Major lithological and structural boundaries.

Airborne Surveys

An airborne magnetic survey conducted in 1996 identified a large subsurface magnetic body interpreted as a magnetite series granitoid. The Monte Negro and Moore deposits occur within a broad alteration related demagnetized zone. A regional airborne EM survey was conducted in 2006.

Ground-Based Surveys

Ground-based geophysical surveys have been completed periodically since 1997, including 2D and 3D IP surveys with depths of investigation generally between 100 and 200 m, and approximately 132 km of ground magnetic surveys collected between 2006 and 2019. Additional local magnetic surveys have been completed in 2024–2025.

7.1.5	Geochemical Sampling

Geochemical sampling has been an important component of exploration at PV. Early programs by Rosario/AMAX identified anomalies leading to the discovery of several deposits. Placer Dome expanded sampling to a regional scale prior to 2006.

Since 2006, PV has implemented systematic geochemical programs. To date, 1,836 rock-chip samples have been analyzed for gold and multi-element geochemistry, and an additional 635 rock samples have been analyzed for gold, silver, and copper. All rock chip samples are shown in Figure 7-1. Soil sampling programs have yielded approximately 2,855 samples, with analyses conducted by accredited laboratories using aqua regia or four-acid digestion followed by ICP-MS or ICP-AES (Figure 7-2).

Hyperspectral data have been collected from 1,394 rock-chip samples and 774 soil samples. Interpretation using the OreXplorer and aiSIRIS™ platforms has supported characterization of alteration mineralogy and improved district-scale alteration models.

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Sampling, preparation, and analytical work are performed under Barrick’s standardized QA/QC protocols (described in Section 8.3), including the insertion of blanks, duplicates, and certified reference materials (CRMs) and the use of accredited laboratories for primary and umpire assays.

A summary of the various laboratories used (current and historic) by PV for exploration sampling is provided in Table 7-1.

Table 7-1 Laboratories Used for PV Exploration

Laboratory	Location	Certifications	Use for	Relationship with the Registrant
Pueblo Viejo Mine Lab	Pueblo Viejo Mine, Dominican Republic	ISO/IEC 17025:2017	Rock preparation, Gold and base metal assays	Mine laboratory; not independent of issuer
ALS Peru S.A.	Lima, Peru	ISO/IEC 17025:2017	Gold and multielement assays	Commercial and independent
Bureau Veritas Maimon	Maimon, Cotui, Dominican Republic	ISO/IEC 17025:2017	Surface rock and soil preparation	Commercial and independent
Bureau Veritas Vancouver	Vancouver, Canada	ISO/IEC 17025:2017	Au assays of soil samples	Commercial and independent

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Source: PV, 2025

Figure 7-1   PV Rock Chips Sample Locations

Source: PV, 2025

Figure 7-2   PV Soil Sample Locations

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7.1.6	QP Comments on Exploration

In the opinion of the QP:

●	The exploration programs completed to date are appropriate to the style of the deposits and prospects within the PV Mine area.

●

All samples collected to date by the current and previous operators are representative and unbiased. Over many years of exploring, the sampling programs done on the surface and through drilling have been shown to be adequate to find and characterize the new deposits in the PV brownfields (Cumba, ARD1).

●

Exploration activities are ongoing within the Pueblo Viejo district to assess extensions of known mineralized bodies and to evaluate additional targets across the property. Exploration results to date have informed updates to the life-of-mine plan, including mineralization at Cumba.

7.2	Drilling

Early drilling at PV was completed by Rosario in the 1970s–1980s using diamond drill hole (DDH) core, reverse-circulation (RC), and rotary air blast (RAB) methods. Geological logging was performed for most holes, although core photographs and downhole surveys were not collected. Core recovery in mineralized and silicified zones averaged approximately 50%, and later review by Fluor (1986) confirmed that low recovery caused grade variability but no systematic gold bias. RC drilling also showed no material bias, with isolated zinc issues attributed to equipment limitations. These early programs focused on oxide material now mined out and therefore have limited relevance to current Mineral Resources.

Subsequent operators completed several modern drilling campaigns. The GENEL JV drilled 20 HQ holes in 1996, and MIM drilled 31 HQ/NQ holes in 1996–1997; however, downhole survey information was incomplete and collar survey accuracy is uncertain. Placer Dome (2002–2005) completed 311 oriented NTW diamond drillholes (approximately 24.3 km) with high-precision collar surveys and reliable downhole data, generating significantly improved geological, structural, and geotechnical information.

From 2006 to 2014, drilling by Barrick refined the geological models for the Moore and Monte Negro deposits and expanded Mineral Resources. Programs included definition drilling, pit mapping, relogging, and targeted evaluation of deeper zones. Between 2015 and 2022, drilling focused on near-mine and satellite targets, testing extensions at depth and beneath the Hatillo limestone. Significant intersections were returned from Mejita, the Monte Negro feeder system, deep Monte Negro targets, and ARD1, leading to Resource additions and confirmation of new targets.

Since 2023, drilling in the limestone quarries has aimed to define limestone inventories and evaluate diorite for construction applications. Overall, Barrick has completed 4,313 in-situ exploration drillholes (2,043 DDH and 2,270 RC), totaling approximately 667 km (2006–2025). Across all operators, 7,438 in-situ drillholes (approximately 830 km) have been completed since the 1970s.

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RC drilling also forms a major component of grade control. Between 2010 and 2025, 30,876 RC grade-control holes (approximately 1,325 km) were drilled on close-spaced grids in ore and stockpile areas. A 2018 Sonic drilling program (24 holes, approximately 1.3 km) improved knowledge of grade and metallurgical characterization of stockpile material.

Overall, as summarized in Table 7-2, drilling conducted on the PV property between the 1970s and 2025 totals 38,338 drillholes, representing approximately 2,156 km of drilling. This total includes all drilling methods completed by all operators, comprising percussion, RAB, DDH, RC, RC grade control, and Sonic drilling programs. Drill collar locations are shown in Figure 7-3.

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Table 7-2   Pueblo Viejo Drilling Summary

Year	Operator	Percussion		RAB		DDH		RC		RC Grade Control		Sonic (Stockpiles)		Total Holes	Total Meters

		No. Holes	Meters	No. Holes	Meters	No. Holes	Meters	No. Holes	Meters	No. Holes	Meters	No. Hole s	Meters
1970-1996	Rosario Dominicana	343	8,706	2,072	84,431	223	27,062	67	10,090	-	-	-	-	2,705	130,289
1996-1999	Genel	-	-	-	-	14	1,519	-	-	-	-	-	-	14	1,519
1997	MIM	-	-	-	-	31	4,600	-	-	-	-	-	-	31	4,600
2001	BGC	-	-	-	-	6	238	-	-	-	-	-	-	6	238
2002-2005	Placer Dome	-	-	58	1,548	311	24,279	-	-	-	-	-	-	369	25,827
2006-2025	Barrick	-	-	-	-	2,043	348,761	2,270	318,700	30,876	1,324,484	24	1,282	35,213	1,993,227
Total		343	8,706	2,130	85,979	2,628	406,459	2,337	328,790	30,876	1,324,484	24	1,282	38,338	2,155,700

Note: numbers may not add due to rounding. RC Grade control includes RC grade control drilling in stockpiles (1,995 holes for 54,914m)

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+372000 E
+375000 E
+378000 E
+381000 E
+2097000 N
+2094000 N
+2091000 N
+2088000 N
+2085000 N
MN
CU
MO
ME
QQ
SJ
ARD1
Las Lagunas
Naranjos
Llagal
Diorite
Plunge +90
Azimuth 000
Looking down
0
1000
2000
3000
Coordinates: NAD27 / UTM zone 19N
Barrick Pueblo Viejo, RD, Resource Model extents and Drilling Support by Company
Monte Negro
Cumba
Moore
Mejita
ARD1
Las Lagunas Quarry
San Juan Quarry
Quemados Quarry
Diorite Quarry
TSF Narajno
Llagal Tailing
Reserve Fiscal
Drilling Support By Company
Rosario
BGC
Placer Dome
Genel
CGS
MIM
Barrick
BARRICK

Source: PV, 2025

Figure 7-3  Pueblo Viejo Drillhole Location Map

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7.2.1	Drilling Used to Support Mineral Resource Estimation

The drilling used to support Mineral Resource estimation does not include all drilling contained in the database. As part of the quality assurance and quality control (QA/QC) process some of the historical drilling was found to be unsuitable for use in the estimate for Mineral Resources but may be used for other purposes such as geological modeling. The QA/QC process is detailed in Section 8.3.

The cut-off date for drilling data used to support the current Mineral Resource estimate is May 31, 2025. A summary of the drilling database supporting the Mineral Resource estimates is presented in Table 7-3, and drill collar location maps for deposits with current Mineral Resource estimates are shown in Figure 7-4.

Table 7-3  Drilling Supporting Mineral Resource Estimates

Area	Company	Count	DDH (m)	RC (m)	RC-DDH (m)	Sonic (m)	Total (m)	Proportion (%)
	MIM	15	2,535	-	-	-	2,535	0.2%
	Genel	11	2,098	-	-	-	2,098	0.1%
Moore	Rosario Dominicana	134	13,982	2,821	-	-	16,803	1.0%
	Placer Dome	69	9,917	-	-	-	9,917	0.6%
	Barrick	17,900	112,536	860,732	6,131	-	979,399	59.1%
	MIM	16	2,065	-	-	-	2,065	0.1%
	Genel	9	1,053	-	-	-	1,053	0.1%
Monte Negro	Rosario Dominicana	90	7,047	7,181	-	-	14,228	0.9%
	Placer Dome	61	8,423	-	-	-	8,423	0.5%
	Barrick	9,895	67,128	439,751	10,048	-	516,926	31.2%
	MIM	-	-	-	-	-	-	0.0%
	Genel	-	-	-	-	-	-	0.0%
Cumba	Rosario Dominicana	4	251	-	-	-	251	0.0%
	Placer Dome	-	-	-	-	-	-	0.0%
	Barrick	694	14,596	29,484	3,757	-	47,837	2.9%
Stockpiles	Barrick	2,019	-	54,914	-	1,282	56,196	3.4%
Total (m)		30,917	241,631	1,394,883	19,936	1,282	1,657,732
Proportion (%)			15%	84%	1%	0.1%		100%

 Note: numbers may not add due to rounding; RC-DDH = RC hole with DDH tail (see Section 7.2.2).

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Monte Negro
Cumba
Moore
Plunge +90
Azimuth 000
Looking down
Coordinates: NAD27 / UTM zone 19N
Au_ppm
Monte Negro
Moore
Cumba
Block Model Extents
Barrick Pueblo Viejo, RD, Resource Model extents and Drilling Included Q3.2025
Drilling Included Q3.2025
Drillholes
BARRICK
PUEBLO VIEJO JV

Source: PV 2025

Figure 7-4  Pueblo Viejo Drill Collar Location Map Supporting Mineral Resource Estimates

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7.2.2	Drill Methods

In its recent history, PV has employed two primary drilling methods for Resource definition and estimation; DDH and RC drilling. DDH is used for exploration, Resource and Reserve evaluation, hydrogeological and geotechnical studies, metallurgical sampling, and for validating or twinning RC intercepts. RC drilling is applied across all drilling categories where detailed geological and mineralogical control is not essential. Where RC penetration rates decrease significantly or groundwater inflows prevent the collection of dry samples, drill holes are typically completed with a DDH tail (RC-DDH).

Diamond Core Drilling

DDH at PV is conducted to obtain geological, geotechnical, hydrogeological, and metallurgical data supporting Mineral Resource and Mineral Reserve (MRMR) estimation. Drilling is typically completed using HQ core (63.5 mm diameter), with standard sampling intervals of 2 m, reduced across geological contacts or material changes. Drilling is performed by experienced contractors under site supervision to ensure safety, pad readiness, and compliance with planned hole orientation.

Recovered core is placed in trays, transported to the logging facility, photographed, washed, and marked with depth and recovery measurements. Core trays are organized sequentially, and recovery data are verified and recorded in the Acquire database. High-resolution imagery is captured and stored using IMAGO systems with controlled access.

Core logging is conducted digitally using Acquire Logger and includes lithology, structure, alteration, mineralization, recovery, and RQD. Sampling intervals generally range from 1.5 m to 2.0 m and are adjusted to geological boundaries. Core is split longitudinally, with half submitted for analysis and half retained for reference, ensuring representative sampling where structural or mineralogical complexity is present. Core is stored in secure onsite facilities with capacity for approximately 60,000 boxes (approximately 240 km of drilling).

QA/QC protocols include the insertion of CRMs, blanks, and duplicates within sample batches. Drillhole collars are surveyed using high-precision GPS tied to the site control network, and downhole surveys are completed using Reflex gyro instruments, with data validated prior to database entry. Average core recovery is approximately 95%, considered adequate to support Mineral Resource estimation.

Reverse Circulation Drilling

RC drilling at PV uses 140 mm (5 1⁄2inch) and 137 mm (5 3⁄8inch) bits, with chip samples collected through a rotary splitter. Drilling is performed using truck mounted rigs, with hammer bits used in dry conditions and tricone bits applied when water inflows reduce penetration efficiency. The maximum achievable drill depth depends on groundwater conditions, available air pressure, and rig pullback capacity. A center return hammer bit is used to minimize wallrock contamination and ensure representative recovery, directing samples through the inner tube to the cyclone and splitter. Sample

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recovery is monitored continuously at the rig, and intervals showing inadequate recovery or contamination are flagged for review. Typical RC recovery exceeds 85%, with minor losses occurring in highly fractured or clay altered zones.

RC logging and sampling follow PV’s standardized procedures. Rock chips (<1.2 cm) are collected at 2 m intervals, placed in chip trays labeled with hole ID and depth markers, and logged digitally into the Acquire database. Logging captures lithology, structure, alteration, and metallurgical information, with photographs taken using IMAGO Capture-X. Sample recovery is measured by comparing actual versus expected sample weight, with average recoveries above 90% across deposits.

Rotary Air Blast Drilling

Rotary air blast (RAB) drilling at PV is used exclusively for mine blasting operations.

In the limestone quarries, blast holes are routinely sampled to support quarry grade control and to characterize limestone quality and waste material. These samples are used strictly for operational quality control and are excluded from the Mineral Resource estimation.

Within the current open pit mining areas, the blast holes are not routinely logged or sampled because their primary purpose is to establish blast patterns and optimize fragmentation. In areas where RC or DDH data coverage is limited, selected blast holes may be sampled using a radial-cut method to obtain a composite sample for short-range grade validation; however, such samples are considered supplementary and are not used in the Mineral Resource estimation database.

Stockpile Drilling

Stockpile drilling at PV has been completed using both RC and Sonic methods. A 2018 program drilled 80 holes on a 100 m × 100 m grid to characterize low-grade stockpile material, including 24 Sonic holes selected to match the sulfur distribution within the stockpiles. Forty-seven intervals from Sonic drilling were selected for metallurgical testwork.

Recent programs use RC drilling on a nominal 25 m grid for grade control purposes. These holes are shallow, vertically oriented, completed on prepared stockpile surfaces, and surveyed at the collar. Stockpile drilling is operational in nature and is not used for in-situ Mineral Resource estimation.

Sampling and logging procedures are consistent across Sonic and RC drilling. Sonic drilling provides continuous, relatively undisturbed samples that serve as a benchmark. RC samples are collected at 2 m intervals using standard splitting equipment. All samples are logged for lithology, oxidation state, and material type following established PV QA/QC protocols. Assay results are used to support grade distribution, blending, and metallurgical routing of stockpiled material.

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Collar Surveys

PV uses the NAD27 UTM Zone 19N coordinate system for all drill-hole collar locations. Historically, a local reference system (PVDCx) established in 2008 by T&S Engineering was tied to NAD 1927 (Caribbean Datum, Zone 19N) and anchored to a network of five permanent benchmarks. This three-dimensional control network was designed for use with both optical and satellite instruments and achieved high precision, with horizontal closure of 1:50,000 and vertical closure better than 15 mm per km.

All surface drill collars are surveyed using high-precision DGPS referenced to the PV control network. PV’s internal survey team performs all topographic and collar survey work following standardized procedures and quality assurance protocols. Collar coordinates are verified in the field, plotted on maps, and checked for spatial accuracy before being uploaded to the Acquire database. When historical data are incorporated, coordinate transformations based on validated calibration parameters are applied to ensure spatial consistency within the database.

Down Hole Surveys

Downhole surveys at PV are conducted to ensure accurate drillhole positioning for geological and Resource modeling. All DDHs exceeding 100 m in depth are surveyed using Reflex digital gyros or conventional single-shot and multi-shot gyro instruments to record dip and azimuth at 5 m intervals. Additional survey readings are collected near the collar and more frequently in deeper holes to maintain spatial accuracy. Survey data are reviewed and validated by the drilling team before entry into the Acquire database.

RC grade control holes deeper than 100 m are similarly surveyed at 5 m intervals using a Reflex gyro tool. RC holes less than 100 m are not surveyed downhole because deviation is considered negligible at shallow depths; for these holes, collar azimuth and dip are recorded by the survey team at the time of drilling. All survey data are exported from the instrument, validated through the IMDEXHUB IQ® platform, and uploaded to Acquire. All survey instruments are calibrated according to manufacturer specifications, and drilling contractors perform downhole survey activities.

A summary of survey coverage for both exploration and grade-control drilling are provided in Table 7-4 of the report. Survey classifications such as “Planned,” “StakedOut,” and “Unknown” identify non-read or historical holes where metadata may be limited; however, all records undergo validation prior to inclusion in the estimation database to ensure positional reliability.

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Table 7-4 List of Exploration and Advanced GC Drill Hole Surveys Undertaken

Survey Type	Holes Surveyed
	Accepted	Rejected	Grand Total
GyroMaster	30,569	1,699	32,268
isGyro	303	0	303
RFX_EZTRAC	15	50	65
RFX_OMNIx4	5,066	10	5,076
RFX_SPRTIQ	8,516	5	8,521
Singleshot	8,214	45	8,259
StakedOut	939	2	941
Planned	1,288	58	1,346
Unknown	7,992	9	8,001
Grand Total	62,902	1,878	64,780

Note: numbers may not add due to rounding.

Grade Control Drilling

In 2010, PV started a close-spaced RC grade control program focused on the Moore and Monte Negro pit shells to better delineate the ore and improve grade prediction on a bench scale in the mining areas.

●	Grid spacing was Northing 15 m by Easting 10 m for ore and 30 m x 20 m spacing in waste areas.
●	Targeting multiple benches from 24 m to 48 m angle drill hole depth.
●	Sampling interval every 2 m.

This RC grade control program continues to be employed at PV as part of the production mining cycle.

7.2.3	QP Comments on Drilling

The QP has reviewed the type and extent of drilling including the procedures followed, sampling recovery, data collection, the suitability for Mineral Resource estimation, and has the following comments:

●	The drilling, sampling, and data collection procedures are appropriate for the style of mineralization.
●	Lithological, geotechnical, collar, and downhole survey data are of adequate quality and quantity.
●	Sampling methods are representative of mineralization and show no known material biases.
●	Core recovery, while locally variable, is acceptable and appropriately documented.
●	Intervals of low or no recovery have been identified and recorded.
●	No material drilling, sampling or recovery factors have been identified that would adversely affect the reliability of the drilling results.
●	The available drilling data is considered suitable for use in Mineral Resource estimation.

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7.3	Hydrogeology

Groundwater conditions at PV are controlled by complex geology, high rainfall recharge, and active depressurization required to maintain pit wall stability. Four principal hydrogeologic domains influence groundwater flow and pressure response:

●	Carbonaceous sedimentary units, characterized by extremely low permeability and strong hydraulic anisotropy, where horizontal drains are required for depressurization;
●	Low-permeability cover and clay units;
●	Moderately permeable volcanic units; and
●	Highly permeable limestone units, where vertical dewatering wells are effective.

Elevated pore pressures within the carbonaceous units represent a key geotechnical risk and directly influence slope design, mine sequencing, and operational controls.

7.3.1	Data Acquisition, Sampling, and Testing Methods

Hydrogeological characterization is based primarily on drilling, monitoring, and depressurization programs conducted between 2020 and 2025. These programs included installation of vibrating wire piezometers and standpipes, approximately 60 km of horizontal drain holes, and 17 vertical dewatering wells. Continuous groundwater level monitoring, pumping rates, and drain performance data form the core dataset used to evaluate pore pressure distributions and depressurization effectiveness.

Hydraulic testing comprises packer (Lugeon) tests in bedrock intervals and Lefranc tests in overburden materials, typically conducted at approximately 10 m intervals in selected boreholes. Testing was carried out using standard industry methods appropriate to lithology and depth. Test equipment was calibrated prior to use, repeat tests were performed where necessary to confirm reliability, and anomalous results were reviewed and excluded where justified. All test data were validated prior to incorporation into the site hydrogeological database and groundwater models.

7.3.2	Results and Interpretation

Hydraulic testing indicates generally low to moderate rock-mass permeability, with variability controlled by lithology, alteration, and structural features. Representative results include:

●	Diorite Zone (412–308 MRL): Lugeon values approximately 1–15;
●	Lagunas Limited Zone (181–112 MRL): Lugeon values approximately 1.2–13;
●	Moore Zone (447–320 MRL): Low permeability, with pumping rates typically below 3 L/s; and
●	Hondo Zone (~297 MRL): Low to moderate permeability based on Lefranc and Lugeon testing.

Calibrated horizontal hydraulic conductivity values for non-faulted bedrock generally fall between the 25th percentile and geometric mean of measured field values. Fault zones were assigned higher conductivities during model calibration to reflect enhanced fracture permeability. Pyroclastic units

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PQLLF and QBT exhibit conductivities higher than other pyroclastic units. For carbonaceous sedimentary units, vertical hydraulic conductivity is approximately one order of magnitude lower than horizontal conductivity, reflecting bedding-controlled anisotropy. Bedrock units generally exhibit low storage (specific yield on the order of 10-³–10-²).

Permeable zones are primarily associated with fracture networks in volcanic and limestone units and along structural features, whereas carbonaceous units behave as aquitards.

7.3.3	Groundwater Flow, Recharge, and Water Balance

Groundwater recharge occurs predominantly through infiltration of precipitation into surficial cover and saprolite, which have higher permeability and storage than underlying bedrock. Mining activities create hydraulic gradients toward active pits, resulting in groundwater inflows that are managed through depressurization systems.

Groundwater flow and recharge parameters used in the groundwater model are consistent with site-wide water balance modelling applied for operational and closure planning, including long-term groundwater–surface water interactions and pit lake development.

7.3.4	Depressurization Infrastructure and Performance

Depressurization is achieved using horizontal drains and vertical pumping wells. Typical pumping rates range from approximately 6–10 L/s in the Moore pit and up to approximately 11 L/s in the San Juan area, depending on fracture connectivity. Carbonaceous units depressurize inefficiently through vertical pumping alone, necessitating extensive horizontal drainage and conservative slope geometries. In contrast, volcanic and limestone units respond efficiently to vertical dewatering.

7.3.5	Groundwater Modelling

Groundwater conditions were evaluated using three-dimensional numerical models incorporating complex pit geometries, lithological domains, structural features, and depressurization infrastructure. Models were implemented using MINEDW and MODFLOWUSG, with transient simulations representing mining progression and evolving pit geometries.

Model calibration was performed under steady state and transient conditions using observed groundwater levels, pumping and drain flows, and passive inflows. Acceptable calibration was achieved based on comparison of observed and simulated heads, reasonable residual distributions, hydraulic conductivity values consistent with measured ranges, and groundwater mass balance errors within acceptable limits. Sensitivity analyses indicate groundwater behavior is primarily controlled by spatial variability in hydraulic properties and structural features.

Model outputs are used to predict pore pressure conditions for the 5year and LOM plans and to support pit slope stability analyses.

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7.3.6	QP Comments on Hydrogeology

Hydrology has direct implications for mine design and slope stability, particularly in domains where pore pressure dissipation is slow. Shallow inter-ramp angles, as low as 16° in carbonaceous sediments, are required to maintain geotechnical stability under elevated pore pressures. Geotechnical berms introduced in 2022 help compartmentalize slopes, improve depressurization efficiency, and provide access for monitoring and drilling. These measures, together with ongoing HDH expansion and targeted vertical well placement, form the integrated hydrological–geotechnical strategy used at PV.

Remaining hydrological uncertainties will be addressed through expanded field testing and continued refinement of depressurization systems as mining progresses.

7.4	Geotechnical

Comprehensive geotechnical investigations have been conducted at PV between 2020 and 2025 to characterize rock mass conditions and support the design of open pit slopes for the Moore, Monte Negro, and Cumba pits. These investigations were undertaken to define geotechnical domains, determine rock mass and structural properties, evaluate groundwater conditions, and establish slope design criteria for life-of-mine (LOM) planning.

The geotechnical database integrates information from multiple drilling campaigns, laboratory testing programs, hydrogeological investigations, slope performance monitoring, and numerical modeling studies completed by Barrick and external consultants, including Red Rock Geotechnical (RRG, 2021, 2022, 2024), Geocon (Geocon, 2023, 2024), Piteau Associates (Piteau, 2025), and Itasca (Itasca, 2023).

7.4.1	Geotechnical Domains and Rock Mass Characterization

The rock mass at PV has been classified into four primary geotechnical domains based on lithology, structure, alteration, and hydrogeological behavior:

●	Cover and clays;
●	Carbonaceous sedimentary units;
●	Volcanic units; and
●	Limestone units.

Each domain exhibits distinct mechanical and hydrogeological characteristics that influence slope performance. Carbonaceous sedimentary units are generally weak and anisotropic, with intact rock strengths typically ranging from approximately 20 to 40 MPa and Geological Strength Index (GSI) values commonly between 37 and 48. Volcanic and limestone units are comparatively stronger and more competent, with intact rock strengths commonly exceeding 60 MPa and GSI values generally ranging from 50 to 65.

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Geotechnical core logging was performed on drill core collected between 2022 and 2025. Logging included lithological description, alteration, structure, fracture frequency, Rock Quality Designation (RQD), and discontinuity condition. These data were used to define geotechnical domains and to support rock mass classification using systems such as RMR and GSI.

7.4.2	Drilling and Sampling Methods

Geotechnical drilling programs were conducted across the Moore and Monte Negro pits to provide representative coverage of lithological and structural domains. Drill core was recovered using standard diamond drilling methods (see Section 7.2) and oriented where practicable to support structural interpretation.

Samples for laboratory testing were selected from geotechnical drill core to represent the range of lithologies, alteration types, and structural conditions present within each geotechnical domain. Sampling focused on intact rock specimens and natural discontinuity surfaces where available.

Drilling, logging, and sampling is performed using standard Barrick processes and procedures, including QA/QC, described in Section 8, ensuring accurate and representative results.

7.4.3	Laboratory Testing Programs

Laboratory testing was conducted on rock samples obtained from geotechnical drilling programs to determine intact rock and discontinuity strength parameters. The testing program included the following standard rock mechanics tests:

●	Unconfined Compressive Strength (UCS);
●	Triaxial compression testing;
●	Brazilian tensile strength testing; and
●	Direct shear testing on discontinuities.

Laboratory results indicate significant variability in intact rock strength across lithologies. Volcanic and intrusive units typically exhibit higher intact strengths, commonly exceeding 60 MPa, while carbonaceous sedimentary units generally exhibit lower intact strengths, typically between approximately 20 and 40 MPa. These results are consistent with observed slope behavior and with back-analysis of historical slope performance.

Direct shear testing was performed on natural discontinuity surfaces, including joints, bedding planes, and faults, to characterize shear strength parameters. Laboratory results were integrated with structural mapping and slope back-analysis to derive representative discontinuity strength parameters for slope stability analyses.

The most recent external laboratory testing was conducted by E-Precision Laboratory Pty Ltd., which operates under a quality management system compliant with ISO/IEC 17025:2017. Testing procedures include documented protocols for personnel qualification, equipment calibration, data

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validation, and quality control. Test results are maintained with full traceability, and equipment is regularly calibrated in accordance with laboratory procedures.

7.4.4	Groundwater and Hydrogeological Conditions

Groundwater conditions are a critical factor influencing slope stability, particularly within the carbonaceous sedimentary units which exhibit very low transmissivity and limited natural depressurization. Groundwater pressures are monitored using a network of standpipe piezometers and vibrating wire piezometers installed around the Moore and Monte Negro pits.

Details of the hydrogeological characteristics are covered in Section 7.3.

Monitoring data indicates measurable reductions in pore pressure following drain installation, and these reductions are incorporated into slope stability analyses.

7.4.5	Slope Stability Analyses and Modeling Methods

Geotechnical slope stability analyses were conducted using a combination of limit equilibrium and numerical modeling approaches to evaluate inter-ramp and overall slope performance under various geometric and hydrogeological conditions.

Limit equilibrium analyses were completed using Slide2® and Slide3® to assess slope stability in both two- and three-dimensional configurations. Numerical modeling was conducted using FLAC3D to simulate stress redistribution, rock mass behavior, and anisotropy associated with bedding planes and structural features.

Within FLAC3D, rock mass behavior was simulated using the IMASS constitutive model, which incorporates a Hoek-Brown failure criterion with strain-softening behavior and allows representation of anisotropic strength conditions. Groundwater conditions were incorporated using pore pressure distributions derived from hydrogeological models, represented through pore pressure ratios or phreatic surface assumptions as appropriate.

Design rock mass strength parameters were derived using the Hoek-Brown failure criterion, incorporating intact rock strength, material constant (mi), GSI values, and disturbance factors to account for blasting and excavation-related damage.

7.4.6	Structural Controls and Back-Analysis

Structural features play a significant role in slope behavior, particularly within the carbonaceous sedimentary units, which contain closely spaced bedding planes and sub-parallel faults that result in anisotropic rock mass behavior. Structural data derived from core logging and mapping were incorporated explicitly into slope stability analyses through directional strength models and anisotropic failure mechanisms.

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Back-analysis of historical slope instabilities was performed to calibrate model parameters and validate assumed strength properties. Numerical back-analyses conducted by ITASCA demonstrated that modeled failure mechanisms and deformation patterns were consistent with observed slope performance when anisotropy and groundwater conditions were appropriately represented.

7.4.7	Design Criteria and Risk Mitigation Measures

Slope design parameters adopted for the LOM plan reflect the variability in rock mass conditions and groundwater behavior across geotechnical domains. Inter-ramp angles range from approximately 16° in weak carbonaceous materials to greater than 40° in competent volcanic and limestone units.

Geotechnical berms, introduced in 2022, segment slope stacks in accordance with maximum inter-ramp heights to enhance overall slope reliability, provide vertical separation for risk management, and accommodate dewatering infrastructure. Sensitivity analyses were conducted to evaluate the effects of groundwater conditions, disturbance factors, and variability in rock mass strength on predicted slope stability.

7.4.8	QP Comments on Geotechnical

Geotechnical models and slope designs are subject to uncertainty related to natural variability in rock mass properties, structural complexity, groundwater conditions, and assumptions regarding depressurization effectiveness.

The current designs account for this uncertainty through conservative design criteria, ongoing monitoring of slope performance and pore pressures, periodic review and updating of geotechnical models as additional data become available, and the implementation of geotechnical (slope-decoupling) berms. These berms, introduced in 2022, are positioned in accordance with maximum inter-ramp heights (stack heights) to enhance overall slope reliability, provide vertical separation for risk management, and accommodate mine dewatering infrastructure.

7.5	Exploration Potential

A districtwide review of geological, structural, alteration, geochemical, and geophysical datasets continues to indicate favorable exploration potential within the PVD concession. Several conceptual areas of interest (AOI) have been defined along a dominant NNW trending structural corridor where multiple lines of evidence converge, including favorable alteration and structural settings consistent with high-sulfidation epithermal mineralization. AOI delineation work is ongoing to advance these areas toward drill ready status.

Several near mine exploration AOIs have been identified adjacent to and beneath the Moore (MO) and Monte Negro (MN) pits. These AOIs are:

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●

MO–MN Deep: Drilling since 2018 has confirmed deep quartz–alunite and quartz–pyrophyllite alteration below approximately 600 m elevation, indicating potential continuation of the hydrothermal system beneath current Resource limits. Additional drilling in 2026–2027 will test deeper feeder zones.

●	Moore Northwest (MO-NW): A 500 m structural corridor northwest of MN, interpreted as a graben, shows potential for lateral extensions of mineralization beyond the current Resource shell.
●

Cumba South: High grade intercepts immediately below the Reserves pit, associated with NW trending structures and quartz–pyrophyllite–alunite alteration, warrant continued drilling to assess continuity.

●

ARD1 and ARD1West: ARD1, located beneath limestone cover at Las Lagunas, is considered prospective where N–S feeder faults cut favorable lithologies. ARD1West seeks to test whether NNE oriented structures, including the Monte Oculto system, extend beneath limestone and can host additional mineralization.

●	Cumba East: NNW trending structures east of the Cumba deposit are considered prospective, with drilling planned to test mineralization continuity in an area historically restricted by exclusion zones.

These AOIs are conceptual in nature and based on geological indications of potential mineralization. There has been insufficient exploration to define Mineral Resources. It is uncertain whether further exploration will result in the estimation of Mineral Resources. No quantities, grades, or ranges of tonnage or grade are stated or implied.

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8	Sample Preparation, Analyses and Security

8.1	Sample Preparation

8.1.1	Pre-Placer Dome Drilling

Historic documentation for sampling and chain-of-custody procedures used by Rosario Resources, GENEL JV, and Mount Isa Mines (MIM) is limited. Available records indicate that drilling and sampling generally followed industry-standard practices for the period. Core samples were typically collected at 2 m intervals, with adjustments made at lithological boundaries, while reverse-circulation (RC) holes were also sampled at 2 m intervals.

For GENEL JV drilling, core was split into thirds, with one-third submitted for analysis and the remaining material retained for archive or potential metallurgical testing.

8.1.2	Placer Dome Diamond Drilling

Placer Dome employed nominal 2 m sample intervals, shortened or lengthened where required by lithology or alteration contacts. Core was photographed and logged for RQD prior to geological logging. Sampling boundaries were marked to respect geological features, and geotechnicians assigned sample numbers before core was split using a diamond saw. Logging and sampling procedures adhered to contemporary industry practice and ensured representative sampling.

8.1.3	Barrick Drilling

Sample preparation at PV under Barrick follows standardized procedures applicable to all diamond, RC, geotechnical, hydrogeological, and expansion drilling programs. PV also follows Barrick’s corporate Sample Management and Chain of Custody Standard to ensure full traceability from drill rig collection through preparation and analysis. These procedures are designed to ensure samples are representative, consistently logged, and adequately prepared for analytical testing.

Core and RC samples are logged, labeled, and sealed using tamper evident tags, with sample IDs generated and tracked in Acquire. All samples are transported by PV personnel directly to the on-site PV Assay Laboratory, where they are verified, weighed, and registered in the LIMS system. Sample storage areas; including the core shed, preparation facilities, and laboratory; are access controlled and monitored. After analysis, pulp rejects are archived under controlled conditions for traceability and future verification.

Core Sampling Procedures

Core is subjected to preliminary geological logging in Acquire, including lithological, structural, alteration, and mineralization descriptions. Standard sample lengths are 2.0 m, with intervals

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shortened at geological boundaries or extended up to 10 m in areas of low recovery (<85%). Sampling boundaries are physically marked, and each interval is assigned a unique Sample ID.

Core is cut longitudinally using a diamond saw, with half retained for reference and half submitted for analysis. Cut orientation is selected to preserve mineralogical and structural representativeness. Samples are placed in labelled, sealed bags and organized into batches that include blanks, standards, and duplicates as defined in Acquire.

RC Sampling Procedures

RC samples are collected at fixed 2.0 m intervals using a Sandvik Rotaport splitter, generating homogeneous chip samples (<1.2 cm). Samples are bagged and labelled at the rig. Intervals with inadequate recovery are logged and excluded.

8.1.4	Sample Preparation at the On-Site Laboratory

All samples are transferred under chain of custody to the PV on-site laboratory. Upon receipt, they are logged into the Laboratory Information Management System (LIMS). Sample preparation includes:

●	Oven drying at 105°C;

●	Crushing to 85% passing 10-mesh (2 mm) using Boyd jaw crushers, with a crush duplicate collected;

●	Pulverizing to 90% passing 200-mesh (75 µm) using ring mills, with a pulp duplicate retained;

●	Cleaning of equipment between samples using compressed air and barren quartz to prevent contamination; and

●	Routine screen-size verification for crushing and pulverizing compliance.

Prepared pulps (100–200 g) are used for Au, Ag, total sulfur (Stot), sulfide sulfur (S2), total carbon (Ctot), organic carbon (Corg), and zinc analyses. Analytical results are validated prior to uploading into Acquire. Pulps and coarse rejects are archived in secure storage facilities for future reference.

Sampling intervals (nominally 2 m) and preparation methods are considered appropriate for the epithermal high-sulfidation mineralization style at PV. The procedures adequately capture grade variability and ensure representative sampling for Mineral Resource estimation.

The sampling protocol for PV deposit is shown in Figure 8-1.

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BARRICK
PUEBLO VIEJO JV

Drillhole Planning
Explorations Dataset
Grade Control Dataset
leapfrog | GEO
MAPTEK Vulcan
IMAGO
Core Photograpy
10x15 High Grade
20x30 Waste Zone
Drilling Grid
acQuire
Geological Logging
RC Sampling System
Sampling
Every 2 meters
5 to 8 kg
per sample
Sandvick Serie S Sampler
QA/QC Barrick
Protocol
16%
Rock Chips Split
CRM Standards
Geological Logging
acQuire
Coarse Blanks
Batch
Preparation
Lab requisition
form
acQuire
Fine Blanks
Field Duplicates
Batch Reception in
PVDC Assay Lab
Pulp Duplicates
Crush Duplicates
Sample Weight
Dry Sample (105°C)
Boyd Crusher Jaws
Crush Duplicate
Mesh 10 passing 85%
Disk Pulverize
Pulp Duplicate
Mesh 200 passing 95%
Sample Analysis
(Au, Ag, S, S2-, C, OC, Zn)
Pulps
100 to 200 grams
Assay Results
External Checking
(Cross Check)
5% samples
per month
Results
Validation
Database
Update
acQuire

Figure 8-1 Sampling Protocol for Pueblo Viejo Deposit

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8.2	Sample Analysis

8.2.1	Historical Sample Analysis

Different laboratories were used historically due to operational and logistical factors. Inter-laboratory comparisons and umpire programs confirm acceptable agreement. Compatibility between datasets has been validated through statistical and spatial analysis. The historical sampling and analytical procedures by operators are summarized in Table 8-1.

Table 8-1  Historical Sampling and Analytical Procedures

Operator / Period	Sampling & Preparation Methods	Analytical Methods	QA/QC & Verification	Relevance to Current Resources
Rosario	Industry standard sampling for the time.	Fire assay (Au/Ag); LECO furnace (C/S); AAS (Cu/Zn).	External verification by CSMRI, Hazen Research, and AMAX Labs.	Areas drilled now depleted; no material impact on current MRE/ MR.
GENEL Joint Venture	One-third core split crushed to <10 mesh; homogenized by repeated Gilson splitting; ~400 g subsample collected.	Sent to Chemex (ALS) Vancouver: Au, Ag, Cu, Zn, S, C, multi-element ICP.	Documentation limited; procedures referenced in AMEC (2011).	Drilling now depleted; not material to current MRE/MR.
Mount Isa Mines (MIM)	Limited documentation; no standards, blanks, or duplicates used.	Not documented.	Limited validation via twinning three drillholes (2 MIM, 1 Rosario RC).	No material impact indicated.
Placer Dome (2002–2004)	Drill core sawn in half; samples crushed to 2 mm; 250 g subsample split.	ALS Chemex: fire assay (Au/Ag); multi-acid digestion + AAS (Cu/Zn); LECO (C/S); additional ICP and aqua regia ICP in 2004.	Follow-up testing (e.g., C-IR6 carbon protocol) confirmed data reliability.	Modern high- quality dataset; contributes to current models.

Analytical methods are appropriate for the grade ranges encountered. Detection limits are sufficiently low for Au and Ag modelling, and no material issues related to censoring or threshold effects have been identified.

8.2.2	Current Sample Analysis

Analytical procedures for all Barrick era drilling programs follow corporate Sample Management and Chain of Custody Standards and are supported by ISO/IEC 17025:2017accredited laboratory facilities. The Pueblo Viejo laboratory is not independent of the registrant.

A combination of internal and independent ISO accredited- laboratories used as described in Table 8-2.

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Table 8-2  Laboratories Used for PV MRM

Laboratory	Location	Certifications	Use for	Relationship with the Registrant
Pueblo Viejo Mine Lab	Pueblo Viejo Mine, Dominican Republic	ISO/IEC 17025:2017	Rock preparation; Au and base metal assays; routine production	Mine laboratory; not independent of issuer
ALS Peru S.A.	Lima, Peru	ISO/IEC 17025:2017	Au and multielement assays	Commercial and independent
Bureau Veritas Maimon	Maimon, Cotui, Dominican Republic	ISO/IEC 17025:2017	Samples preparation	Commercial and independent
SGS Mineral Services	Lakefield, Ontario, Canada	ISO/IEC 17025:2017	Au, Stot, Ctot, Corg assays; CRM round-robin analytical support	Commercial and independent

SGS Mineral Services Laboratory was primarily engaged in certified reference material (CRM) round-robin programs and QA/QC validation exercises and was not routinely used for primary exploration or production sample analyses.

All analytical work is completed according to Barrick’s Global Analytical Services Manual.

●	Gold and Silver:
○	Approximately 15 g pulp fused at 1040–1060°C with litharge-based flux;

○	Lead regulus cupelled at 950°C;

○	Doré bead digested in nitric and hydrochloric acids and analyzed by AAS (Agilent AA-240);

○	Samples >10 g/t Au are re-assayed with gravimetric finish.

●	Carbon and Sulfur:

○	Total carbon and total sulfur by ELTRA CS-2000 combustion furnace;

○	Organic carbon is determined after carbonate leach pretreatment.

●	Base Metals (Cu, Zn, Fe):

○	Multi-acid digestion (HCl–HNO₃–HClO₄–HF) with AAS finish.

●	Spectral Analysis:

○

Short-wave infrared (SWIR) reflectance spectrometry using TerraSpec, calibrated to Spectralon standards. SWIR spectral mineralogy method is considered appropriate for the PV deposit due to their demonstrated correlation with alteration mineralogy.

○	Used to identify alteration minerals for geologic modeling and domain interpretation.

Sample Validation and Database Integration

All results undergo particle size compliance checks (85% passing 2.0 mm for crush; 95% passing 75 µm for pulps). Assay data are imported into the Acquire GIM Suite database following prevalidation and QA/QC approval. Coarse rejects and pulps are stored securely for 12 months.

A total of 159,746 samples were analyzed between January 2023 and May 2025 across exploration, Resource evaluation, and grade control programs, with 16–23% of samples comprising QA/QC insertions (see Table 8-3).

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In addition, external validation is maintained through the submission of 6% of pulp samples to ALS Peru S.A (Lima), an independent ISO/IEC 17025-accredited laboratory, for umpire verification.

Table 8-3  Submitted Samples 2023-2025

Samples Type	Number of Samples	Percentage of Total Samples
DDH	32,876	21%
RC	124,615	78%
Density	2,255	1%
Total	159,746	100%

Bulk Density Determination

Dry bulk density is measured via the Archimedes water-immersion method, with three replicates per sample. Density–sulfur regressions show good correlation and are used to assign bulk densities in the Resource model. The density–sulfur regression method is considered appropriate for the PV deposit due to their demonstrated correlation with alteration mineralogy and bulk density variability. This method is widely applied in modern workflows and has been validated internally and through reconciliation studies.

8.3	Quality Assurance and Quality Control

8.3.1	Historical QA/QC

Historical datasets were evaluated based on QA/QC protocols (CRMs, blanks, duplicates), analytical precision and accuracy, and consistency with geological controls. In addition, their relative contribution to the overall drilling database was considered. Historical drilling represents a minor proportion of the total dataset (generally <2% per operator), whereas Barrick drilling accounts for approximately 93% of total meters. Datasets meeting acceptable industry thresholds were considered suitable for use in Mineral Resource estimation.

The historical QA/QC procedures and results are summarized in Table 8-4. The QP has reviewed this data and provides the following assessment regarding their reliability and use in Mineral Resource estimation:

●

Placer Dome and GENEL JV Eras: These datasets are considered reliable and form a supporting component of the Mineral Resource database. The use of certified reference materials, blanks, and duplicates at systematic insertion rates, combined with acceptable analytical performance, supports their inclusion without adjustment. Their overall contribution to the drilling database is limited (typically ≤0.6% per operator by area), reducing their influence on the global estimation.

●

Rosario Era Data: While extensive and valuable for geological interpretation, these data represent a small proportion of the total drilling dataset (approximately 1.0% in Moore and 0.9% in Monte Negro). They exhibit higher analytical scatter and bias (approximately 5–7% for Au/Ag/Zn), exceeding modern industry thresholds. Accordingly, Rosario data are used with caution, primarily to support geological continuity, and are not relied upon as the sole basis for grade estimation where higher-confidence Barrick data are available.

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●

MIM Era Data Gap: The absence of documented QA/QC data for the MIM period represents a material limitation; however, MIM drilling contributes only a negligible proportion of the dataset (approximately 0.1–0.2%). These data have been validated indirectly through comparison with adjacent drilling, geological consistency, and confirmation by subsequent drilling campaigns. Their higher uncertainty is appropriately reflected in Resource classification.

●

Analytical Bias Considerations: A systematic low bias of approximately 12% in silver assays has been identified in portions of the Placer Dome dataset. Given the limited proportion of this dataset (generally ≤0.6%), and its relatively minimal contribution to net value, its impact on the overall Resource model is minor.

Table 8-4  Historical QA/QC Summary

Operator (Era)	QA/QC Protocols & Samples	Key Findings & Results	Identified Issues / Bias	Relevance to Current Resources
Rosario	No internal blanks/standards. 1,586 replicates (1978); 781 validation samples (1985) to outside labs.	Gold/Silver showed reasonable correlation but high scatter. Copper/Zinc showed lower scatter.	~5–7% bias in Au/Ag/Zn (outside 5% industry limit). Substantial outliers/sample swaps.	Areas drilled now depleted; no material impact on current MRE/MR.
GENEL JV	Duplicates (171) and CRMs.	Precision for Au was 14% at 90th percentile (rated “very good”).	Several CRM results exceeded limits; re-analysis status unknown.	Drilling now depleted; not material to current MRE/MR.
MIM	None	No QA/QC data available for this period.	High Risk: Lack of verifiable data for this era.	No material impact indicated.
Placer Dome	1 CRM every 20 samples (2002); 1 CRM + 1 Blank every 20 samples (2004). 434 check pulps to ACME.	Au results were within 2SD of means. Blanks generally performed well.	10 blank anomalies (likely CRM swaps). 12% low bias in Ag at ALS compared to ACME.	Areas depleted. Minor QA/QC issues and Ag bias identified; no material impact on current MRE/MR.

A comprehensive review of all historical and recent datasets, including Rosario and MIM data, was completed as part of the data verification process. The QP considers all data fit for use, either directly or following validation against modern drilling, based on statistical and spatial consistency, QA/QC review, and geological coherence. Where QA/QC information was limited, data were conditionally accepted given the absence of identifiable bias and support from adjacent validated data. The QP considers that inclusion or exclusion of these datasets does not introduce material uncertainty and that the database is adequate to support Mineral Resource estimation and classification in accordance with S-K 1300 requirements.

8.3.2	Barrick QA/QC

PV implements a comprehensive QA/QC program designed to ensure the accuracy, precision, and reliability of all analytical data supporting geological interpretation, Mineral Resource modelling, and Mineral Reserve estimation. The program follows Barrick’s corporate QA/QC standards and includes documented procedures for drilling, logging, sampling, sample preparation, and analytical workflows.

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Quality Assurance includes routine verification that sampling, preparation, and analytical methods remain appropriate for the deposit, supported by periodic reviews of laboratory performance, equipment calibration, and internal audits. Regular site inspections and dedicated QA/QC training ensure consistent application of procedures across all programs.

Quality Control is maintained through continuous, real-time monitoring of analytical performance. QA/QC samples, including CRMs, blanks, field, coarse, and pulp duplicates, and umpire checks, are inserted systematically into all drilling programs. For every 60 routine samples, the program inserts three CRMs, two duplicates of each type, and two blanks, along with 2–3% umpire pulps, resulting in approximately 23% QA/QC samples. The insertion rates for the period January 1, 2023, to May 31, 2025, are summarized in Table 8-5 and Table 8-6.

Comparative analysis between the PV Assay Lab and the independent ALS Peru S.A. laboratory shows minimal analytical bias (±0.3% Au), confirming strong laboratory performance. Ongoing field and process audits, supported by routine statistical assessment of QA/QC results, including control charts, scatterplots, and QQ plots, ensure that any failures are identified, flagged within the Acquire database, and re-assayed as required.

Table 8-5  QC Samples and Insertion Rates for Exploration Dataset

Samples Type	Samples Dispatched by Program	No. QC Samples Submitted	QC Samples as % of Total Samples	Laboratory
Coarse Blanks	48,798	1,699	3%	PV Assay Lab
Fine Blanks		723	1%	PV Assay Lab
Certified Reference Materials (CRM)		3,381	7%	PV Assay Lab
Field Duplicates		1,947	4%	PV Assay Lab
Crush Duplicates		995	2%	PV Assay Lab
Pulp Duplicates		997	2%	PV Assay Lab
External Check Sample (umpire assays)		1,720	4%	ALS Peru S.A
Total	48,798	11,462	23%

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Table 8-6  QC Samples and Insertion Rates for Grade Control Dataset

Samples Type	Samples Dispatched by Program	No. QC Samples Submitted	QC Samples as % of Total Samples	Laboratory
Coarse Blanks	153,367	4,301	3%	PV Assay Lab
Fine Blanks		1,752	1%	PV Assay Lab
Certified Reference Materials (CRM)		7,914	5%	PV Assay Lab
Field Duplicates		5,042	3%	PV Assay Lab
Crush Duplicates		1,667	1%	PV Assay Lab
Pulp Duplicates		1,675	1%	PV Assay Lab
External Check Sample (umpire assays)		2,781	2%	ALS Peru S.A
Total	153,367	25,132	16%

8.3.3	Certified Reference Materials

CRMs are inserted into both RC and DDH sample streams at a nominal frequency of 5–7% to monitor analytical accuracy and instrument calibration. CRMs used during the review period were sourced from OREAS, CDN Resource Laboratories, and Rocklabs, covering a range of oxide and sulfide matrices representative of PV mineralization. In addition to commercial standards, the site has produced a suite of inhouse PV-series CRMs (1–8 g/t Au) since 2018, prepared and certified through external round-robin programs overseen by Smee Consulting. These in-house materials supplement commercial CRMs to ensure matrix appropriate performance monitoring.

During the reporting period, 11,295 CRMs were submitted, representing an overall 6% insertion rate. CRM performance is evaluated against an acceptable ±5% global bias threshold, with results classified as failures if outside ±3 SD of the certified mean or if two consecutive results fall outside ±2 SD. Failed CRMs trigger batch investigation and re-assay protocols.

Of the 11,292 CRMs analyzed, only 32 (0.2%) were identified as failures, and 12 routine samples required reanalysis following review. CRM performance demonstrates high analytical accuracy and supports the reliability of assay data used for Mineral Resource and Mineral Reserve estimation.

8.3.4	Blanks

Blank samples, sourced from barren external quarry material, are used to monitor contamination and ensure no false-positive gold results. They consistently return values below the detection limit (≤0.025 ppm). Coarse and fine blanks are inserted at predefined intervals in RC and DDH sample streams (positions 28, 46, 78, and 96), targeting an overall 4% insertion rate, with placement focused on mineralized or geologically significant zones. Blanks are processed using the same preparation procedures as routine samples to test for contamination during crushing and pulverizing.

Blank performance is assessed against two criteria: results exceeding 5× the detection limit, or >1% carryover from the preceding three samples. If a blank fails, the blank plus the five samples before and after it are re-prepared from the coarse reject and re-assayed.

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Between January 1, 2023, and May 31, 2025, 8,475 blanks were submitted (4% insertion rate). Only 10 blanks (0.1%) exceeded the 5× detection threshold, and none showed >1% carryover.

8.3.5	Duplicates

Duplicate samples are used to evaluate analytical precision and identify any potential bias within the sample preparation stages. A duplicate is a second split of the original sample, prepared and analyzed independently under a unique sample identifier. Duplicate samples are inserted into RC and DDH sample streams at a frequency of approximately 1 in 30 samples, targeting a 3–4% overall insertion rate. Placement within the sample sequence is determined by the geologist to ensure coverage across both barren and mineralized intervals.

Three duplicate types are employed: Field Duplicates (from RC rig splitting), Coarse Crushed/Reject Duplicates (after the initial 2.0 mm crush), and Pulp Duplicates (from the 75 µm pulp). Between January 1, 2023, and May 31, 2025, 6,989 field duplicates, 2,662 coarse duplicates, and 2,672 pulp duplicates were submitted, representing an overall 6% insertion rate across all duplicate types.

Precision acceptance criteria require that ≥80% of field duplicates fall within ±30% error, ≥90% of coarse duplicates within ±20% error, and ≥90% of pulp duplicates within ±10% error. As summarized in Table 8-7 and Table 8-8, all duplicate datasets met these performance criteria.

Table 8-7  Field, Coarse and Pulp Duplicates Performance for Exploration Dataset

(PV Assay Lab, Au)

Duplicate Series	Error (%)	Fail Criteria (%)	Analyzed Pairs	Failed Pairs	% Pass
Field Duplicate	± 30	>20	1,947	8	99.6%
Coarse Duplicate	± 20	>10	995	0	100%
Pulp Duplicate	± 10	>10	997	8	99.2%

Table 8-8  Field, Coarse and Pulp Duplicates Performance for Grade Control Dataset

(PV Assay Lab, Au)

Duplicate Series	Error (%)	Fail Criteria (%)	Analyzed Pairs	Failed Pairs	% Pass
Field Duplicate	± 30	>20	5,042	13	99.7%
Coarse Duplicate	± 20	>10	1,667	0	100%
Pulp Duplicate	± 10	>10	1,675	0	100%

8.3.6	Umpire Assays

The PV Assay Laboratory is not independent; however, this potential bias is mitigated through systematic umpire assays (approximately 5%). Umpire, or check assay, samples consist of duplicate pulps (75 µm) submitted to an independent laboratory to verify the accuracy of the primary PV Assay Lab. ALS Peru S.A., an ISO/IEC 17025:2017-accredited laboratory, is used for all umpire analyses. Between January 1, 2023, and December 31, 2025, a total of 4,501 umpire samples were submitted, representing an insertion rate of 5%. Samples are selected randomly from each RC and DDH hole when logged into the database and are submitted quarterly with independent CRMs to ensure timely detection of any analytical bias. Results demonstrate negligible bias (±0.3%), confirming no material impact from the use of the internal laboratory.

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8.3.7	Database

The PV geological database is managed in the Acquire GIM Suite, configured to meet Barrick’s global data standards. It contains two primary datasets:

●	Exploration Dataset: containing data from surface and underground exploration, Resource definition, and Reserve conversion drilling; and
●	GC Dataset: which stores data from condemnation, infill, and production drilling programs.

Data governance is maintained through GIM Suite modules integrated with Arena® reporting services, enabling real-time validation, visualization, and audit tracking. All information is stored within a centralized SQL relational database managed by the PV MRM Data Management team, ensuring controlled access, version control, and consistent metadata standards.

Automated validation rules within Acquire enforce data integrity prior to export for modelling or Resource estimation. These include checks for coordinate consistency, sampling-interval continuity, survey deviation and missing orientation metadata, and assay range verification. Additional scripts compare planned and actual collar locations, with deviations greater than 5 m triggering investigation and correction. Downhole surveys for holes deeper than 100 m are validated at 5 m intervals, with outliers flagged for review. Both raw and corrected survey data are retained as permanent relational records.

Assay data undergo pre-validation through a pending-import workflow, with failed or re-assay results automatically downgraded to prevent inclusion in Resource datasets. Full data lineage is maintained, tracking all user actions and approvals. Daily backups and monthly archive snapshots protect against data loss. Access rights follow Barrick’s IT governance framework, with permissions managed by the MRM Data Management Lead.

Data extractions are requested through the central SharePoint system, with support from an onsite database administrator. Extracted data may also be validated in Leapfrog or Vulcan using embedded validation tools. The database is additionally subject to annual internal and external audits, with findings documented and corrective actions tracked to ensure ongoing compliance with Barrick’s data management standards.

QA/QC performance is routinely monitored against established control limits, and any failures are subject to a defined escalation protocol. Individual failures trigger immediate review, while systematic or repeated failures result in batch-level investigation and potential suspension of affected assay results. Flagged assays are recorded and tracked within the database using QA/QC control tags, ensuring full traceability. Decisions regarding data acceptance, re-assay, or rejection are made under the supervision of senior geologists and the database administrator, with oversight by the geology manager.

A formal sign-off process is implemented prior to data release for Mineral Resource estimation, whereby QA/QC performance is reviewed, documented, and approved by responsible technical

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personnel. Only datasets that have successfully passed this validation and sign-off process are authorized for use in estimation. Where QC results indicate that data are unreliable, affected assays are either re-analyzed or excluded from the estimation dataset.

The QP considers that these procedures ensure only validated and reliable data are used for Mineral Resource estimation, in accordance with S-K 1300 requirements.

8.3.8 Sample Shipment and Security

Sample security protocols extend beyond the PV site to include transport to external laboratories (ALS, SGS, and Bureau Veritas). Samples are securely bagged, sealed, and labeled prior to dispatch, and are transported using authorized couriers under documented chain-of-custody procedures. Shipments are accompanied by submission forms and tracking records, ensuring full traceability from collection to laboratory receipt. Samples are not transported unescorted, and custody is maintained at all stages through controlled handling, shipment verification, and laboratory check-in procedures. The QP considers that these measures provide an adequate and continuous chain of custody from field collection through to analytical results, in accordance with S-K 1300 requirements.

8.4	QP Comments on Sample Preparation, Analyses, and Security

The QP is of the opinion that:

●	Analytical results for gold and silver demonstrate strong accuracy and precision across the full range of grades and are adequate to support Mineral Resource estimation.

●	Quality control results, including blanks, are within acceptable limits and do not indicate material contamination or bias.

●	Umpire assay results show excellent agreement between the PV Assay Laboratory and ALS Peru S.A., confirming the reliability of analytical data.

●

Sampling procedures, chain of custody, security, sample preparation, and analytical methods are appropriate, consistent with industry best practices, and adequate to support Mineral Resource and Mineral Reserve estimation, as well as mine planning.

●	QA/QC protocols and data management systems are aligned with international standards, and the assay database is considered reliable for Mineral Resource estimation.

●	No material issues have been identified that would adversely affect the accuracy, reliability, or representativeness of the sampling or analytical results.

●	Primary laboratory results and umpire assays demonstrate strong analytical consistency, supporting the overall data quality for their intended use.

●	The 2024–2025 audit and review program confirms that the PV drilling database meets industry best practices and provides a reliable basis for Mineral Resource reporting.

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9	Data Verification

All drill core, survey, geological, geochemical, and assay data information used for Mineral Resource estimation at PV are stored and managed in a centralized Acquire GIM Suite database hosted on a Microsoft SQL Enterprise Server located on-site. The system is maintained by a dedicated database administrator within the PV MRM Department, with automated backups performed daily according to Barrick’s corporate IT data backup procedures. The database has been continuously managed and validated since its implementation in 2007, ensuring secure storage, traceability, and controlled access to all geological, survey, and assay data.

The Acquire database is configured with standard Barrick business rules and additional validation triggers to enforce data integrity across all datasets. These include checks on collar coordinates, downhole survey deviation, sampling interval overlaps or gaps, assay completeness, and geological domain consistency. Data that fails validation rules are automatically rejected by the system and returned for correction before being committed to the live database. Only verified and approved data are exported for geological modeling and Mineral Resource estimation.

All data entry and imports are completed using Acquire tools and controlled connections based on industry-standard data transfer protocols, ensuring direct and traceable movement of information from validated sources such as laboratory certificates, downhole survey files, and field logs. Downhole survey data collected by drill contractors are reviewed by PV geologists prior to import, and final uploads are performed by the database administrator following verification.

Routine QA/QC verification reports are generated through SQL Server Reporting Services (SSRS), which provide automatic checks on collar accuracy, survey deviation, and assay quality. Additional dashboards track drilling progress, QA/QC sample performance, and import status. A controlled export portal is available to authorized users for retrieving validated data, including collars, downhole surveys, geology, geotechnical, and assay information.

As part of pre-estimation validation, systematic filters are applied to remove data not meeting quality criteria. These include:

●	Missing or unverified collar coordinates;

●	Drill types other than diamond or RC (e.g., pre-collar or dewatering holes);

●	Company metadata inconsistent with Barrick, GENEL, MIM, Placer Dome, or Rosario; and

●	Drillholes flagged as excluded due to quality, location, or analytical concerns.

A comprehensive quarterly data verification program is performed under the supervision of the Senior QA/QC Analyst. This program reviews drilling lifecycle data, identifies potential inconsistencies, and documents corrective actions. Verification results are reviewed by PV Geologists, the Senior Geologist, and the database team. Issues identified are addressed

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immediately or scheduled for resolution, with actions logged and tracked through the data management system to ensure closure.

9.1	Internal Reviews and Audits

The QP has conducted independent verification of the drilling database and supporting workflows through site visits, database reviews, and evaluation of QA/QC performance, including reconciliation with grade control data and comparison of historical and recent drilling results. Verification activities included inspection of drilling, sampling, and laboratory processes; validation of database integrity through query checks and consistency reviews; and assessment of QA/QC datasets, including standards, blanks, and duplicates. The most recent site visits included the following activities:

●

Observation of active drilling operations, including both DDH and RC programs, to confirm that drilling, sampling, core handling, and RC chip collection are conducted in accordance with approved procedures and best industry practices.

●

Review of drilling and sampling processes, including drillhole collaring, downhole surveying, sample marking, splitting, labeling, and chain-of-custody management, to ensure consistency and adherence to PV’s SOPs.

●	Verification of the geological database, confirming that data entry, validation checks, and database extractions used for modeling and estimation are accurate, complete, and properly validated.

●	Inspection of the PV Assay Lab, observing sample preparation, analytical methods, and QA/QC controls to ensure compliance with internal protocols.

●	Review of external laboratory check assays (umpire assays). Confirming the absence of material bias and supporting the reliability of the database.

●

Evaluation of QA/QC documentation, including monthly, quarterly, and annual QC reports, to assess the accuracy, precision, and overall performance of analytical results supporting Mineral Resource estimation.

●

The QP notes that intervals that do not meet minimum quality standards, such as incomplete collar information, unsupported survey data, or unresolved QA/QC issues, are flagged and excluded from the estimation dataset. All exclusions are documented and tracked within the database. Affected data are either re-assayed, corrected, or excluded prior to final database approval.

Between 2023 and 2025, an extensive internal review was conducted as part of the drilling, sampling, QC, and database signoff project at PV. This review focused on validating data integrity, ensuring compliance with Barrick standards, and resolving inconsistencies identified during routine audits. The review identified various data issues such as high drill hole deviation rates, truncated collar coordinates, samples matching ‘no core’ intervals. None of the identified issues were considered material and most of these issues have been resolved as of December 2025. As part of this process a formal drill hole sign-off procedure was developed, ensuring only validated, approved holes are included in the export.

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9.2	External Reviews and Audits

Independent audits of the drilling database have been conducted regularly at PV. Earlier reviews include those incorporated in the AMEC, 2005; Barrick, 2007; RPA, 2016, 2018; and Snowden-Optiro, 2023. The most recent review by Snowden-Optiro identified no material issues with the database.

9.3	QP Comments on Data Verification

The QP has reviewed and independently verified the database and verification processes and is of the opinion that:

●

The data verification process, including sampling, assays, QC monitoring, database validation, independent laboratory checks, and reconciliation with grade control data, provides a high level of confidence in the accuracy and reliability of the dataset;

●	The drilling and sampling procedures at PV are robust, well-documented, and appropriate for the style of mineralization, meeting or exceeding industry best practices;

●	There are no drilling, sampling, or recovery factors identified that could materially affect the accuracy or reliability of the assay results; and

●	The data verification and QA/QC programs implemented at site are considered adequate to support the geological interpretations and the Mineral Resource estimation process.

The QP considers that the data verification program, including independent checks, signoff validation procedures, and documented exclusions, is appropriate and sufficient to support the Mineral Resource estimation in accordance with S-K 1300 requirements.

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10	Mineral Processing and Metallurgical Testing

The Pueblo Viejo Mine consists of two principal open pits; Moore (MO) and Monte Negro (MN); and three metallurgical material types; black sediments (BSD), volcaniclastics (VCL) and spilites (SP). The result is five metallurgical ore types, two at Moore and three at Monte Negro as summarized in Table 10-1. The ore type classification arises from tendencies observed in results of metallurgical testing initially undertaken to define the current process flow sheet as well as ongoing testing over the LOM operations demonstrating the continued amenability of the ores for processing. The discussion below summarizes the metallurgical testing practices used, high-level results from major test campaigns and routine monitoring, recovery estimation methods, and historical performance.

Table 10-1  Pueblo Viejo Metallurgical Ore Types

Text Code	Ore Type	Description
MO-BSD	Moore Black Sediments	Fine interbeds of carbonaceous shale and siltstone. Bedding is sub-horizontal and is intersected by vertical sulfide veins.
MO-VCL	Moore Volcaniclastics	A group of volcanic (andesitic) lithology units in the Moore pit. Units include massive and fragmental volcanic flows and sedimentary units composed primarily of volcanic material. These units typically have lower Corg content.
MN-BSD	Monte Negro Black Sediments	Interbeds of carbonaceous shale, siltstone, and volcanic flows. Beds are up to three meters thick and have a shallow dip to the south. Carbonaceous beds are similar in character to MO-BSD and comprise more than 50% of the overall domain.
MN-VCL	Monte Negro Volcaniclastics	Structurally like MN-BSD. The unit is less than 30% carbonaceous beds.
MN-SP	Monte Negro Spilites	Volcanic spilite (andesite) flows are found at depth.

10.1	Metallurgical Test Work

Metallurgy test work is completed on materials from production volumes, mine extensions, and exploration targets to confirm the amenability of ores in the areas/zones to the current process methods. Recent testing campaigns have extended focus to include stockpiled ore inventory to monitor metallurgical responses over time ex situ.

Unless investigating specific factors, standard test parameters comparable to process plant conditions are used. Results are extended to plant scale by comparing historical test data relative to actual operations.

10.1.1	Compositional Analysis

A standard set of compositional analysis tests are used to screen materials and define additional work required for full evaluation. Specific protocols can vary depending on the specific material properties, but these analyses typically include:

●	Total gold and silver by fire assay;

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●	Cyanide soluble gold by shake leach with preg-robbing comparison;

●	Carbon and sulfur content by combustion with speciation difference by digestion/roasting; and

●	Multi-element concentrations by acid digestion and ICP analysis.

10.1.2	Geometallurgy

Compositional analysis results are used to guide further investigation into the geometallurgical properties of ore samples. Mineralogical analyses are used to determine host mineral associations and mineral liberation data. These different techniques are used to guide additional test work needed and to provide insight into results observed from other metallurgical test work. Techniques that are typically employed to assess Pueblo Viejo ore samples include:

●	Optical microscopy;

●	X-ray diffraction (XRD);

●	Scanning electron microscopy with mineral liberation analysis (SEM-MLA/TEMA); and

●	Diagnostic leaching.

This test work is done to understand gold deportment and to what degree mineralization may be encapsulated due to silicification and the implications for recovery of the associated gold. The findings from this test work are generally consistent with what has been published in literature previously over Pueblo Viejo’s history. The host rock consists predominantly of quartz with significant quantities of pyrophyllite. Gold is primarily associated with pyrite and exists in solid solution and as submicroscopic colloidal inclusions in the pyrite crystal matrix. Free gold minerals are also observed in limited instances as well as gold associated with sphalerite.

10.1.3	Grindability (Comminution)

Grinding is a pre-treatment step in the processing of gold ores which reduces the particle size of the ore liberating gold particles to improve gold recovery. Work index (Wi) measurements on the five main lithological rock types undertaken in 2004 indicated that the Bond Ball Mill Wi (BWi) of the ore ranged from 12.8 kWh/t to 16.1 kWh/t (average 14.4 kWh/t). Additional testing conducted in 2019 confirmed these results were still valid. Energy requirements in actual operation with blended feed vary over a relatively narrow range, well below the installed mill power in the current flowsheet.

Other grinding test work can be completed at external labs, including Bond crushing (impact) work index (CWI), SMC, Bond abrasion index (Ai), and JK drop-weight testing, to further investigate hardness, abrasion, and media and liner wear time as part of continuous improvement initiatives.

Physical test work is also performed to understand how ores will behave in Pueblo Viejo processing circuits, including specific gravity, viscosity, and settling tests. These results may impact processing or planning decisions.

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10.1.4	Bench Top Autoclave

Pressure oxidation through autoclaving is a pre-treatment step in the processing of gold ores to oxidize sulfide minerals such as pyrite and arsenopyrite to improve gold recovery. In bench-top autoclave (BTAC) tests, a batch of ore, typically a couple hundred grams, is suspended in water and placed inside an agitated pressure vessel. The vessel is heated, pressurized, and an oxygen mixture is fed into the vessel. The results of the bench tests can be used to measure the effects of autoclave temperatures, residence time, oxygen partial pressure, autoclave feed particle size, acidulation procedures, pretreatment options, and other acid conditions on gold extraction.

10.1.5	Bench Flotation

Flotation is a separation process that is used to treat low-grade or complex ores. Bench flotation tests are performed in a Denver laboratory cell unit, which is a few liters in volume. A batch of ore is floated in the cell for a set amount of time, and froth is manually scraped from the cell. The results of bench flotation tests can help determine how the ore will respond to the flotation process, the best pH range for flotation, expected gold extraction at different mass pulls, and the reagent scheme (collectors, frothers, activators) to use with expected dosages.

10.1.6	Carbon in Leach

Carbon in leach (CIL) in gold mining refers to a process where activated carbon is added directly to the leaching solution during gold extraction. Lab tests such as bottle roll tests and hot agitated CIL (HACIL) tests are where slurry, cyanide (NaCN), and activated carbon are added into a vessel for leaching. These tests are used to measure the effects of leach time, slurry density, activated carbon properties (e.g. manufacturer, source, loading, size, concentration, etc.), pH, dissolved oxygen, NaCN addition, particle size distribution, and temperature on gold extraction. Expected reagent consumption of lime (CaO) and NaCN can also be evaluated through this testwork.

10.2	Metallurgical Studies

Pueblo Viejo has an extensive history with a substantial amount of testwork completed on the ores to support development of the current flowsheet and optimizing ongoing operations.

Table 10-2 lists a collection of the most relevant historical testwork undertaken during the initial flowsheet development stages. These works are supplemented by onsite metallurgical test work and actual plant data over fourteen years of operations processing Pueblo Viejo ore bodies.

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Table 10-2  Metallurgical Studies

Metallurgical testing and studies	Date
AMTEL (Chryssoulis, S.). Deportment of Gold in Pueblo Viejo Ore Composites	March 2003
AMTEL (Chryssoulis, S.). Deportment of Gold in Monte Negro Black Sediment Bio-OX Leach Residue - Report 03/21.	July 2003
A.R. MacPherson Consultants Ltd. (McKen, A.). An Investigation into the Grinding Characteristics of Five Samples from the Pueblo Viejo Deposit.	February 2004
Outokumpu Technology Canada (Edwards, T.). High-Rate Thickening of CCD Feed (Hot Cure Discharge) – Testwork Report TH-328.	April 2004.
Canadian Environmental & Metallurgical Inc. (CEMI), ARD Treatment Pilot Plan Study of High Density Sludge Process	April 2004
SGS Lakefield Research (Ferron, J. and Seidler, J.). The Pressure Oxidation and Carbon-in-Leach Treatment of Five Pueblo Viejo Ore Samples - Phase III – CIL and HDS Pilot Plants	July 2004
CyPlus GmbH. Testwork Program to Evaluate Cyanide Destruction Options Using SO2/Air and Peroxygen-Based Technologies for the Treatment of Pueblo Viejo Leach Effluent – Testwork Final Report.	August 2004
AMTEL (Chryssoulis, S.). Silver Occurrence in Pueblo Viejo AC/CIL Residues - AMTEL Report 04/40	December 2004
University of British Columbia (Parry, J. and Klein, B.). Fine Grinding and Neutralization Using Limestone from Pueblo Viejo Site - Testwork Final Report.	December 2004
AMEC (Tomlinson, Marcus). Heat Balance in Hot Cure Circuit - Internal Report.	March 2005
SGS MinnovEX (Clarete, R.). Grinding Circuit Design Simulation for the Barrick Gold Pueblo Viejo Project.	June 2006
Barrick Technology Centre, Pueblo Viejo Carbon-in-Leach Pilot Plant - Draft Report 590000-002	September 2006

Table 10-3 summarizes testwork campaigns completed during the Feasibility Study for the Process Plant Expansion Project and post implementation stage. Results from the most recent testwork campaign undertaken by Blue Coast Research Ltd. in 2025 were used as the basis for the updated recovery estimates for stockpiled ore discussed below.

All laboratories utilised for the testwork, except for the site laboratory and Barrick Technology Centre, are independent of the Registrant. They are well known, reputable, and employ established techniques accepted in the industry. Test work protocols follow specific standard methods, e.g. ASTM, whenever appropriate. QA/QC practices for analytical determinations meet international standards.

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Table 10-3  Relevant Metallurgical Studies

Expansion Feasibilities and Post Expansion Implementation Studies

Report Name	Laboratory (Year)	Testwork Description	Summary of Results
4315 Column Oxidation Testing - Pueblo Viejo Bulk Ore Samples	McClelland Laboratories (2019)	Column Heap bio-oxidation	Bio-oxidation achieved 1.5% to 21.6% oxidation in 150 days for samples crushed to 100% passing 50 or 19 mm.
Albion Process Phase 2 Testwork	Core Metallurgy Pty Ltd (2019)	Albion Process Optimization

Grinding finer than P80 of 16 µm yielded no benefit for oxidation. 40% of the sulfide could be oxidized in 20-24 hours regardless of the concentrate sulfide content. Gold and silver recoveries by CIL on the oxidized concentrate were 83% and 87%, respectively, after 72 hrs of oxidation.

PJ5254 - Barrick Gold Corporation, Pueblo Viejo Dominicana Prefeasibility Study Flotation Testwork Report	Blue Coast Research Ltd (2019)	Flotation Optimization

Depressant usage improves the concentrate quality but may not decrease mass pull. Recirculating loads yields marginal benefits. Optimum flotation generates concentrates with +80% of the gold in 40% of the mass.

R2018-141 Mineral Analysis of Pueblo Viejo Flotation Test Products	AUTEC (2019)	Pre-Float Flotation Product Mineralogy

Ore contains pyrite, which is fine to very fine grained, mostly liberated at a P80 of 75 µm. Pre-float collects liberated particles of pyrite finer than 20 µm and particles of pyrite in pyrophyllite and quartz finer than 10 µm.

R2019-036 Mineral Analysis of Pueblo Viejo Flotation Test Products	AUTEC (2019)	Optimized Flotation Product Mineralogy	Contains pyrite, which is fine to very fine grained, mostly liberated at a P80 of 75 µm. Later stages collect significant amounts of pyrophyllite associated with pyrite.
KM5915 - Comminution Testwork on Samples from the Pueblo Viejo Mine	ALS Metallurgy – Kamloops (2019)	Comminution Characterization for SAG and Ball Milling	PLI, BWI. SPI and SMC tests were completed for five whole core composites. Results consistent with other comminution testing.
SAG Design, SVT/BVT/BWI Results for 33 Samples	Bureau Veritas Metallurgy w/ Starkey and Associates (2019)	SAG Design Testing	PV ore hardness aligned with previous measured values.
Barrick Gold - Pueblo Viejo Variability Flotation-POX Testing	FLSmidth Minerals Testing and Research Center (2019)	Variability POX and Mineralogy	Whole ore POX gold and silver recovery averaged 93.5% and 80.6%. Gold and silver recovery from concentrates averaged 95.5% and 76.6%.
190515 PV Albion Testwork	Las Lagunas Site Lab (2019)	Las Lagunas Plant Conditions for Trial	80% of gold could be recovered from a concentrate if it were run at 14 tph through Isamill and oxidation tanks.
PJ5277 - Barrick Gold Corporation Pueblo Viejo Dominicana Variability Study Testwork Report	Blue Coast Research Ltd (2020)	Variability Flotation	Tests of 127 samples obtained an average gold recovery of 87% in 42% of the mass.

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An Investigation into the Recovery of Gold and Silver from Pueblo Viejo Variability Samples prepared for Barrick Pueblo Viejo Dominicana Corporation - Project 17352-01, May 4, 2020	SGS Lakefield (2020)	POX Pilot Campaign simulating the PV Expansion flowsheet, including pre- & post-POX circuits of flotation, hot cure, lime boil and CIL, using both whole ore as well as flotation concentrate / whole ore blends	The pilot tests confirmed the viability of the proposed flowsheet.
BARRICK PUEBLO VIEJO Ore Characterization Study	Blue Coast Research Ltd (2026)	Variability Flotation, Variability POX, and Mineralogy	Test results reaffirmed the viability of the current flowsheet and improved understanding of variability in stockpiled ores.

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10.2.1	Metallurgical Variability

The main ore types noted previously in Table 10-1 result directly from variations observed in the lithology, composition, and resulting metallurgical performance of Pueblo Viejo ores. Lesser variation within each ore type is observed in operation and is typically driven by fluctuations in specific gold associations, sulfide deportment, and carbonaceous content at a local scale. Variability assessments of metallurgical performance, particularly for fresh ore, reconcile well to expectations over a broad scale consistent with mine planning intervals.

The current Pueblo Viejo mine plan includes processing lower-grade (at time of mining) mineralized material segregated and stockpiled during historic operations. The stockpiles are modelled using a combination of surveys and ore-control grade and material types tracked from the source in-situ polygon to the dumped location to create volumes of known metallurgical ore types and sub classes based on sulfur content. Comparison of metallurgical test results from a 2018 stockpile drilling program demonstrated that flotation recovery differences were significant enough relative to in-situ ores to necessitate development of distinct recovery estimates for low grade stockpiled ores. A single recovery curve was developed for stockpiled ore. A second drilling and testing campaign was undertaken in 2025 to further characterize variability within the low-grade stockpile. Results from this work showed that variability in stockpiled material continued to increase due to weathering of exposed sulfide minerals. They were used to refine understanding of variability for stockpiled ore and in development of the recovery estimates discussed below. The single recovery estimate for stockpiled ore has been supplanted by a matrix of values depending on the ore type and Stot content. Testing is ongoing to further improve the precision of recovery estimates within each classification.

10.2.2	Sample Representativeness

Fresh ore samples selected for metallurgical testing during feasibility and development studies were representative of the various styles of mineralization within the different deposits. Samples were selected from a range of locations within the deposits, sufficient samples were taken, and tests were performed using sufficient sample mass for the respective tests undertaken. Representativity assessments are supported by extensive production data collected during actual operation.

Additional investigations have focused specifically on stockpiled ore with 65 holes drilled in the low-grade stockpile during the 2025 metallurgical testwork campaign. The layout of the drill holes was strategically planned in such a way that the proportions of material classifications sampled were comparable to the overall totals for each included in the 2026 mine plan based on values in the stockpile block model. The holes have a nominal spacing of 30 m with an average depth of 35 m.

A total of 164 samples were collected from the low-grade stockpile for variability testing with each sample composited from an approximate 10 m interval. Special care was taken to ensure that, as much as possible, the samples were:

●	Spatially representative;

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●	Lithologically representative; and

●	Proportionally representative based on classifications within the block model.

Intervals were carefully logged, and sample charges were prepared to reflect the predominate lithology. Comparison of the logging records to the block model data indicates the sampling method was successful based on available data. Both with respect to the correlation of logging to the expected types evident in the block model and in terms of the proportions of each classification relative to the overall proportions in the stockpile. Results from the testing show increased variability relative to the fresh ore equivalent materials. Additional testing is planned to further characterize the stockpiled ore inventory.

10.2.3	Future Testing

The 2025 metallurgical testwork campaign intentionally targeted material included in near-term mining plans. An additional test campaign targeting stockpiled ore was initiated in Q4 2025. Results are expected in 2026 with additional campaigns in planning stages to complete characterization of all stockpiled ore by 2028. Future ore testing will be completed according to the needs of the optimized blend planning. Sample variability will be checked on gold and geochemical data, and metallurgical samples will be selected to be as representative of the entire data set as reasonably possible.

10.3	Recovery Estimates

Overall gold recovery at Pueblo Viejo is a function of the recovery at three interdependent stages in the process flowsheet. The interdependencies are well understood and used to guide blending strategies to maximize overall production whilst maintaining stable operations within the limits of the individual circuits.

10.3.1	POX-CIL Recovery

Recovery of gold from the original POX and subsequent CIL circuit has followed a longstanding general relationship based on the grade of the influent ore stream. The most recent metallurgical testing has shown that this relationship is still valid. The equation below shows the current relationship used to estimate recovery, RPOX, derived from whole in-situ fresh ore and flotation concentrates, with gold grade gAu fed to the POX circuit. The constants and stepwise limits have been updated from regressions of the most recent testwork results. Changes relative to previous iterations are reflective of the declining feed grades in the current mine plan relative to historic operations.

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Recovery estimates for stockpiled ore were updated based on results from the most recent geometallurgical testing. Analysis showed that variability in the results was minimized by grouping based on the major metallurgical ore types in Table 10-1 and original subclass based on Stot content (L1 < 7.0% Stot, L2 between 7.0% to 8.5% Stot and L3 > 8.5% Stot). Table 10-4 denotes the POX recovery estimates for stockpiled ores.

Table 10-4  Updated Stockpile Ore POX Recovery

Ore type	MO-BSD, MN-BSD	MO-VCL, MN-VCL, MN-SP
L1	87%	88%
L2	87%	82%
L3	74%	82%

10.3.2	Flotation Recovery

Gold flotation recovery estimates were originally developed from metallurgical testing undertaken for the Process Plant Expansion Project. The models were built empirically based on the gold head grade, flotation tailings grade, and sulfide content. The equation below shows the general form of the flotation recovery, RFLT, model where gAu and [S2–] are, respectively, the gold and sulfide sulfur grades of the ore. Table 10-5 shows the coefficient values applied for each in-situ ore type.

Table 10-5  Flotation Recovery Formulas

Ore type	a	b	c	d
MN-BSD, MO-BSD	0.586	0.202	-7.50	78.25
MN-VCL, MO-VCL	0.184	0.202	-7.50	93.18
MN-SP	0.152	0.139	-5.18	94.38

The most recent geometallurgical testing showed that the original recovery models still yield appropriate estimates for in-situ fresh ores. However, stockpiled ores showed slightly lower recoveries with increased variability relative to the original estimates. Investigation showed that the results were also best described by grouping results based on the major metallurgical ore type and original subclass based on Stot content. Table 10-6 shows the updated flotation recovery estimates for stockpiled ore.

Table 10-6  Updated Stockpile Ore Flotation Recovery

Ore type	MO-BSD, MN-BSD	MO-VCL, MN-VCL, MN-SP
L1	77%	74%
L2	77%	79%
L3	74%	76%

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10.3.3	Flotation Tails CIL Recovery

Metallurgical testing ahead of the Process Plant Expansion Project determined assuming a fixed flotation tails gold recovery, RFTail, of 34% was a practical estimate for planning. Subsequent testing has confirmed that this approximation remains a reasonable estimate for overall production.

10.3.4	Overall Recovery

The overall gold recovery depends on the individual stage recoveries described above scaled by the fraction of the overall feed processed by each circuit. The equation below shows the overall recovery, ROVL, as a function of g, the percentage of total bulk ore feed routed to the flotation circuit, and the individual stage recoveries. The first two terms on the right-hand side of the equation reflect, respectively, the recovery from whole ore and flotation concentrate routed to the POX circuit; the remaining term is recovery obtained by leaching the flotation tailings.

The percentage of the ore routed to the flotation circuit is typically in the order of 66%, commensurate with the design criteria of the Process Plant Expansion Project. The target can be adjusted to maximize production based on the expected feed material blend. It is also possible to operate in a dual feed regime intentionally routing only the fraction with highest expected stage recovery to the flotation circuit. The overall recovery estimate in this case is modified slightly from the form shown above to reflect the different routing. Similarly, operational factors can be applied to individual stage recoveries in development of business plans to account for known differences in actual processing circumstances relative to ideal test conditions. This allows increased confidence in near-term operational targets as well as focusing longer-term operational improvement efforts as necessary.

10.4	Blending

Ore feed blending is used on a near-term basis to minimize variation in feed to the process facilities improving production efficiency and reducing production costs. Blending does not change makeup or composition of the ores. Expected blend recoveries are determined as weighted averages of the component material recoveries from available ores. The primary considerations are to maximize gold grade while maintaining optimal feed for the POX circuit. Variability in the sulfide and carbon content are minimized to maintain consistent operation within target ranges ensuring uniform gold exposure and to minimize operational issues. Secondary considerations based on geometallurgical properties are included to minimize variation in reagent consumption rates and maintain consistent slurry properties.

Blending is also considered in longer-term strategies to maximize LOM production. Ore feed schedules are developed to prioritize higher grades using a mixture of fresh and stockpile materials. Updated recovery estimates are being incorporated into the planning process to better account for

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the impact of weathering in LOM operation. This work is ongoing and will be continuously updated as new data is received from the expanded geometallurgy testing program.

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10.5	Historical Performance

Table 10-7 shows a summary of the plant performance from 2012 to 2025. Changes in trends evident in 2023 onward reflect post expansion flowsheet operation with higher percentage of low(er) grade ore. Recent recoveries are in line with estimates discussed above within variation expected from operational challenges during startup and commissioning.

Table 10-7  Historical Plant Performance

Description	Unit	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Plant Performance
Throughput	ktpa	740	4,429	6,712	6,917	7,545	7,984	8,347	8,606	8,829	9,111	9,448	8,886	9,551	10,715
Throughput	tpd	4,023	12,134	18,389	18,951	20,615	21,874	22,868	23,578	24,123	24,962	25,886	24,346	26,095	29,357
Grade
Au	g/t	5.05	6.14	5.53	4.94	5.29	4.57	4.04	3.91	3.61	3.18	2.68	2.39	2.46	2.44
Ag	g/t	39.7	42.4	31.7	34.0	22.0	23.3	25.3	19.5	20.2	17.3	14.3	14.1	18.7	14.0
Recoveries
Au	%	92.9%	93.0%	92.9%	86.8%	91.0%	92.3%	89.4%	89.8%	88.5%	87.6%	87.4%	81.3%	78.6%	75.4%
Ag	%	48.1%	34.5%	56.3%	33.0%	63.4%	74.6%	73.9%	59.3%	47.7%	47.9%	49.6%	33.0%	24.3%	30.0%
Production
Au	koz	112	813	1,109	954	1,167	1,083	968	983	903	814	713	559	586	632
Ag	koz	454	2,084	3,854	2,496	3,385	4,457	5,006	3,202	2,746	2,391	2,179	1,347	1,374	1,437

All production figures presented are 100% basis.

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10.6	Deleterious Elements

All ore streams apart from float tails are processed through a neutralization step within the POX circuit of the main plant. Deleterious elements such as arsenic, copper, zinc and mercury are largely immobilized before any tailings are pumped to the TSF. Operational experience and test work have proven that these deleterious elements can be precipitated and meet the requisite standards for discharge and have no adverse economic impact.

All POX gas emissions are scrubbed and monitored for the presence of deleterious elements, in particular mercury, to ensure compliance with discharge thresholds.

Any water released from the TSF reports back to the plant, where any excess water requiring discharge to the environment is first processed through a standalone ETP.

10.7	QP Comments on Mineral Processing and Metallurgical Testing

The QP is of the opinion that:

●	The samples selected are representative of the intended test work and studies.

●	The test work completed is considered appropriate to support recovery and deleterious element assumptions for Resource and Reserve estimation, and LOM planning purposes.

●

In addition to metallurgical test work, the large volume of historical operational data has been utilized to support recovery and deleterious element assumptions for Mineral Resource and Mineral Reserve LOM planning purposes. The overall recoveries depicted for the Mine are considered realistic.

The QP acknowledges that regular reviews conducted on the predictive equations allow for necessary adjustments to be made based on a variety of factors, including changing feed ore sources and plant upgrades.

The QP confirms that there are no further known processing factors that haven’t already been catered to in reference to deleterious elements that could have a significant effect on potential economic extraction.

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11	Mineral Resource Estimates

The Mineral Resource estimates for PV have been defined, classified and reported according to the guiding principles and requirements as set out in S-K 1300 and the CIM (2019) MRMR Guidelines. They are reported on both an attributable and 100% basis, with the Registrant’s attributable share commensurate to its 60% interest in PVD. This update reflects depletion from ongoing mining and processing of stockpiled ore, revisions to the geological framework based on new drilling and mapping, refinements to estimation domains to better capture mineralization continuity, and updated economic assumptions that incorporate inflationary cost pressures, metallurgical recoveries, and revised metal price forecasts of $2,000 per ounce gold and $25 per ounce silver.

Open Pit Mineral Resources are reported within a pit limit determined by Whittle pit optimization software using a net value methodology.

Pit shell generation was constrained by infrastructure and permitting limits where applicable. Grades relevant to the economic value calculation for each block are gold, silver, Stot, and S2.

Stockpiled Mineral Resources are reported using a similar economic net value calculation for all material within the stockpiles.

Various economic parameters were used to estimate the block value and resultant ore or waste categorization of the blocks within the Resource pit shell and stockpiles. Cost input parameters are based on 2025 LOM cost forecast information and Barrick guidance as detailed in Section 12.1.

The general process of determining the net value is to estimate the revenue of the block and subtract the costs to process the block as ore, including downstream costs; blocks that have a positive value are flagged as ore and included in the Mineral Resource estimate; the remaining blocks are treated as waste and excluded from Resource estimation.

11.1	Key Assumptions, Parameters, and Methods

11.1.1	Resource Database

The Resource database used for estimation was approved on June 13, 2025, with a drilling cut-off date of May 31, 2025. Since the 2022 model, an additional 4,208 holes totaling approximately 272,834 meters have been incorporated, representing a 17% increase in drilled meters. A summary of the drilling data supporting the estimation is shown in Table 11-1.

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Table 11-1  Drilling Supporting Mineral Resource Estimates

Pit	Drill Hole Count	DDH (m)	RC (m)	RC-DDH (m)	Total (m)	Proportion (%)
Moore	17,996	141,363	852,973	6,131	1,000,467	64%
Monte Negro	9,766	83,269	426,359	10,048	519,676	33%
Cumba	695	14,847	29,312	3,757	47,916	3%
Total (m)	28,457	239,479	1,308,644	19,936	1,568,059	100%
Proportion (%)		15.3%	83.5%	1.3%	100%

Note: numbers may not add due to rounding.

Data verification procedures included checks on collar coordinates for spatial consistency, validation of downhole surveys for azimuth and inclination continuity, review of lithology and alteration logs for completeness, and assessment of density values against lithological domains. Assay tables were examined for duplicates, overlaps, and anomalous values. QA/QC measures included rechecking 8% of samples in 2023 and 3% in 2025 against original laboratory certificates, with no discrepancies identified.

11.1.2	Geological Modelling

The geological modelling for the Pueblo Viejo Project was undertaken in accordance with Barrick’s LATAM AP – MRM Model Requirements Guideline and the Pueblo Viejo Internal Operating Procedure – Geological Modelling. These procedures establish the standard methodology for constructing, maintaining, and controlling versions of three-dimensional geological models. The modelling process follows a semi-implicit 3D approach implemented in Leapfrog, with all models stored and managed in Seequent Central to ensure version control, transparency, and peer review. Each iteration of the model undergoes a formal review process involving both site and regional geologists, who verify geological consistency and data integrity through visual validation of sections and plans, comparison of volumes and contacts against previous versions, and quantitative checks to confirm alignment with established interpretations.

The structural model forms the foundation of lithology and alteration models. It was initially developed in 2020 and has since undergone significant review and refinement. The Monte Oculto Fault is the most prominent structural feature, exhibiting an approximate throw of 100 m and displacing both lithological units and gold grades. This late-stage, post-mineralization structure separates the Moore and Monte Negro pits and was explicitly incorporated into the lithology model (see Figure 11-1). Fault surfaces were constructed using field mapping data, strike and dip orientations, and drillhole intercepts, which were tagged in a points file to refine wireframe geometry. Interpreted guide points were used to maintain consistency with the overall structural interpretation.

Lithological modelling was conducted using a semi-implicit approach, with surfaces snapped to drillhole contacts. A filtered subset of grade control drillholes was applied to exclude holes not intersecting the current topographic surface, thereby maintaining accurate lithologic contact definitions below present topography while avoiding inconsistencies from historical logging. A total of 42 distinct lithologies were identified in the database and these were consolidated into 23 groups based on similarities in grade distribution and geological characteristics. These groupings were

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reviewed spatially to ensure geological continuity. The lithology model extends beyond the spatial limits of the Resource block model and incorporates the best available topographic data.

Alteration modelling was based on the relationship between gold content and mineral assemblages, derived from visual descriptions and spectral analysis. Six major alteration groups were defined, including silicification, quartz–alunite, quartz–pyrophyllite, pyrophyllite, illite–smectite, and propylitic zones. Alteration is recognized as the primary control on the distribution of gold, silver, copper, and sulfur, whereas lithology exerts only a secondary influence. Alteration domains were confirmed through statistical and spatial analysis, with minor populations merged into geochemically similar groups to ensure robustness.

Source: PV, 2025

Figure 11-1  3D Representation of the Monte Oculto Fault

Showing Structural Framework and Gold Mineralization Distribution

Domaining was conducted using classification tree analysis of composited data, with splits examined statistically and spatially to confirm that groupings defined similar populations. Alteration domains were retained from the 2022 model for gold and silver, while sulfur domains were maintained without modification. Carbon content domains were simplified according to stratigraphic groupings, reducing

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the number of domains from six to three (andesite, dacite, and carbonate sediments). This revision provided closer alignment with the lithological framework and reduced internal variability.

The geological models were integrated into the Resource estimation process by flagging composites according to lithology and alteration wireframes. Domains were then assigned based on flagged values, ensuring that the estimation reflected both geological and geochemical controls. The final models were validated through visual inspection, statistical analysis, and comparison against prior versions to confirm consistency and reliability.

11.1.3	Domains

Geological domaining was developed using a classification tree analysis applied to composited assay data to identify statistically distinct grade populations, the resulting groupings were reviewed both statistically and spatially to confirm that they represent geologically coherent domains with similar grade characteristics.

Alteration was confirmed as the primary control on the distribution of Au, Ag, Cu, and total sulfur (Stot), while lithology exerts a secondary influence on these elements, in contrast, total carbon (Ctot) distribution is primarily controlled by lithology. The alteration-based domains established in the 2022 Resource model were retained for gold and silver, and sulfur domains were maintained without modification following the 2024 review.

Carbon-related domains were simplified and aligned with the lithological framework, reducing the number of domains from six to three: Andesite (C1), Dacite (C2), and Carbonate Sediments (C3). Minor alteration populations containing limited data were merged with geochemically and statistically similar domains to ensure sufficient sample support for estimation.

11.1.4	Bulk Density

Block density values for the Pueblo Viejo Resource model were derived using a linear regression between bulk density and Stot grades. The density database originally contained 8,600 measurements from 922 drillholes; however, after data merging and quality-control screening, 7,259 valid records were retained. Lithology showed the greatest natural variability in density, but several lithological units lacked sufficient measurements, making lithology an unreliable basis for direct density assignment. Outliers were identified using a modified Z-score of ±3.5, resulting in 109 measurements (≤2.35 g/cm³ or ≥3.27 g/cm³) being classified as statistical outliers. These were removed to prevent distortion of the regression model.

The calculated regression model formula is:

Figure 11-2 shows the scatterplot of bulk density versus Stot, illustrating the linear regression relationship used to derive the density model.

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Figure 11-2  Bulk Density vs Total Sulfur and Modelled Density

11.1.5	Compositing

The raw assay data were composited into 2.0 m downhole intervals, a length chosen because it matches the average sample length for gold assays. Any intervals shorter than 1.0 m were merged with the preceding sample to avoid introducing bias and to maintain consistent support across the dataset.

Because the composite length closely matches the original sample lengths, the statistical characteristics of the data remain essentially unchanged. After compositing, each interval was flagged using lithology and alteration wireframes and assigned to the appropriate estimation domain.

11.1.6	Capping and Outliers

The composited, domained datasets were evaluated statistically and spatially to determine appropriate capping thresholds to control risk metal within each estimation domain. Capping was based primarily on cumulative probability plots, supported by a detailed review of the upper 5% of assay values in each domain.

Capping was applied only to gold and silver. No capping was applied to total or sulfide sulfur, or to total or organic carbon, as these variables are essential for metallurgical and processing performance. The selected capping values were applied to the 2.0 m composites before interpolation to limit the influence of extreme outliers. Spatial analysis shows that in the lower-grade domains (AU1–AU2 and AG1–AG2), high values are generally dispersed, with limited clustering. In higher-grade domains (AU4 and AG4), elevated values show localized clustering associated with

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RC grade-control drilling and follow north–south to N–NNW structural trends consistent with the interpreted structural framework and the Locally Varying Anisotropy (LVA) model.

In the lower-grade domains, the top 5% of assays contribute a significant proportion of contained metal (up to 61% of gold and 65% of silver), with a much smaller proportion in the higher-grade domains (22–28% for gold and 30–39% for silver). Deposit-wide, the top 5% of grades account for ~29% of total gold and 41% of total silver, this highlights the importance of capping to manage risk metal and limiting the influence of extreme values on the estimate.

Gold and Silver Capping

Log-probability plots were used to define capping thresholds. For gold, capping affected 0.52–5.9% of composites (0.7% overall) and resulted in an estimated 1.1% reduction in contained metal. The greatest effect occurred in the AU1 domain (CoV = 5.56), where a 10 g/t Au cap resulted in a 5.9% metal reduction. The AU4 domain, representing over 70% of composite length, required a 100 g/t Au cap with only a 0.52% metal reduction.

High Yield Limit

A high-yield limit (HYL) was also applied to restrict the spatial influence of extreme high-grade composites during estimation, particularly in areas with wider drill spacing. HYLs were defined by domain and estimation pass.

Sulfur and Carbon

No capping was applied to Stot or Ctot. Review of Stot assays confirmed that no values exceeded the theoretical limit for pyrite (53.4% S), and uncapped sulfur and carbon values are required to maintain accurate and operationally relevant models for metallurgical and geometallurgical studies.

11.1.7	Variography

Variography was undertaken to quantify the spatial continuity of gold, silver, sulfur, and carbon grades within the Pueblo Viejo deposit. The analysis was based on 2.0 m composited assay data flagged by lithology and alteration domains to ensure that the continuity assessment reflected geological controls. Experimental variograms were generated for each domain, and models were fitted to capture nugget, sill, and range parameters. These models were then used to guide interpolation, define search parameters, and support Resource classification decisions.

For gold, variograms demonstrated strong continuity along strike, particularly in domains associated with quartz–alunite alteration. Horizontal ranges extended up to several 10 m, while vertical continuity was more limited, reflecting stratigraphic control. Silver variograms exhibited similar anisotropy but with shorter ranges, consistent with the more variable distribution of silver grades. Sulfur variograms displayed pervasive continuity across alteration domains, with relatively low nugget effects and long ranges, reflecting the widespread nature of sulfide mineralization. Carbon

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variograms (total carbon and organic carbon) were modeled separately by lithological grouping. These showed moderate continuity, with ranges strongly influenced by stratigraphy, particularly within carbonate sediment domains, where carbon content is the dominant control on grade variability.

Directional variograms were modeled in three principal orientations: along strike, down dip, and vertically. Nested structures were applied where appropriate, with short-range structures representing local variability and longer-range structures capturing broader continuity. Nugget effect derived from downhole variograms varied by element: gold exhibited moderate nugget values consistent with assay variability and geological complexity; silver showed higher nugget effects due to grade variability; sulfur displayed relatively low nugget values; and carbon domains exhibited moderate nugget effects, reflecting both geological heterogeneity and analytical variability.

The variogram models were used to define search ellipses for Ordinary Kriging (OK). Search parameters were aligned with the principal directions of continuity, ensuring that interpolation honored geological and stratigraphic controls. Multiple search passes were employed; the first pass restricted to ranges within the variogram model, and subsequent passes expanded to capture more distant composites. This approach ensured that block grades reflected both local data density and broader geological continuity.

Variography results also informed Resource classification. Areas where variogram ranges were supported by dense drilling and consistent continuity were classified as Measured Resources. Zones with moderate continuity and drill spacing consistent with variogram ranges were classified as Indicated Resources. Areas where continuity was implied but not fully supported by data density were classified as Inferred Resources.

The final modeled correlograms defining spatial continuity parameters for gold and silver are provided in Table 11-2 and Table 11-3, respectively.

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Table 11-2  Gold Domains Correlogram Model Parameters

Domain	Type	Str.	Sill	Ranges (m)			Rotation (ZXY, LRL)
				Major	Semi	Minor	Z’	X’	Y’
AU1	-	C0	0.25	-	-	-	-	-	-
	Exp	C1	0.634	46.7	21.7	13.4	1.0	-2.0	85
	Exp	C2	0.116	452.1	193.5	299.0	-35	1.0	85
AU2	-	C0	0.15	-	-	-	-	-	-
	Exp	C1	0.605	39.2	21.1	16.2	-20	-7.0	52
	Exp	C2	0.245	362.1	208.3	146.1	-20	6.0	9.0
AU3	-	C0	0.25	-	-	-	-	-	-
	Exp	C1	0.337	29.4	10.5	9.4	-40	-20	8.0
	Exp	C2	0.413	326.5	52.7	97.8	-40	-20	8.0
AU4	-	C0	0.3	-	-	-	-	-	-
	Exp	C1	0.488	27.9	15.6	18.1	-12	6.0	95
	Exp	C2	0.212	236.5	110.8	150.3	-12	6.0	95

Notes: GSLIB (ZXY, LRL) rotations conventions were used.

Table 11-3  Silver Domains Correlogram Model Parameters

Domain	Type	Str.	Sill	Ranges (m)			Rotation (ZXY, LRL)
				Major	Semi	Minor	Z’	X’	Y’
AG1	-	C0	0.2	-	-	-	-	-	-
	Exp	C1	0.775	27.3	22.5	121.3	4.0	-1.0	-4.0
	Exp	C2	0.025	186.5	90.9	214.2	4.0	-1.0	-4.0
AG2	-	C0	0.25	-	-	-	-	-	-
	Exp	C1	0.414	36.3	26.3	15.7	-4.0	18	1.0
	Exp	C2	0.336	177.6	128.1	171.6	-4.0	18	1.0
AG3	-	C0	0.3	-	-	-	-	-	-
	Exp	C1	0.476	29	20.1	12.4	-44	-18	70
	Exp	C2	0.224	736.1	206.0	104.0	-44	-18	70
AG4	-	C0	0.2	-	-	-	-	-	-
	Exp	C1	0.552	16.4	15.8	12.2	-17	-4.0	8.0
	Exp	C2	0.248	263.1	91.5	127.4	-8.0	15	-63

Notes: GSLIB (ZXY, LRL) rotations conventions were used.

The final modeled variogram parameters are summarized in Table 11-4.

Table 11-4  Total Sulfur Domains Variogram Model Parameters

Domain	Type	Str.	Sill	Ranges (m)			Rotation (ZXY, LRL)
				Major	Semi	Minor	Z’	X’	Y’
S1	-	C0	0.047	-	-	-	-	-	-
	Exp	C1	0.419	40.0	75.0	50.0	240.0	-10.0	0.0
	Sph	C2	0.534	850.0	970.0	280.0	240.0	-10.0	0.0
S2	-	C0	0.066	-	-	-	-	-	-
	Sph	C1	0.374	60.0	45.0	26.0	9.7	3.4	9.4
	Sph	C2	0.559	600.0	395.0	250.0	9.7	3.4	9.4
S3	-	C0	0.143	-	-	-	-	-	-
	Exp	C1	0.375	35.0	25.0	30.0	359.4	3.4	19.7
	Exp	C2	0.481	736.1	206.0	104.0	359.4	3.4	19.7

Notes: GSLIB (ZXY, LRL) rotations conventions were used.

The final modeled variogram parameters are summarized in Table 11-5.

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Table 11-5 Total Carbon Domains Variogram Model Parameters

Domain	Type	Str.	Sill	Ranges (m)			Rotation (ZXY, LRL)
				Major	Semi	Minor	Z’	X’	Y’
C1	-	C0	0.186	-	-	-	-	-	-
	Sph	C1	0.538	30.0	25.0	25.0	340.0	0.0	0.0
	Sph	C2	0.275	615.0	375.0	135	340.0	0.0	0.0
C2	-	C0	0.196	-	-	-	-	-	-
	Exp	C1	0.547	30.0	25.0	30.0	0.0	0.0	0.0
	Exp	C2	0.256	780.0	230.0	495.0	0.0	0.0	0.0
C3	-	C0	0.096	-	-	-	-	-	-
	Exp	C1	0.216	80.0	70.0	10.0	345.0	0.0	10.0
	Exp	C2	0.687	650.0	335.0	185.0	359.4	3.4	19.7

Notes: GSLIB (ZXY, LRL) rotations conventions were used.

11.2	Resource Estimation

The 2025 Mineral Resource model incorporates several updates to the estimation approach and modelling methodology relative to the previous 2023 model. These revisions were introduced to improve consistency, reproducibility, and integration of the latest geological and geochemical data.

11.2.1	Block Model

An orthogonal (non-rotated), sub-blocked model was constructed in Vulcan. Two sub-cell schemas (5 x 5 x 5 m and 2.5 x 2.5 x 2.5 m) were defined to honor the volume and shape of the lithological and hydrothermal alteration models, particularly the hydrothermal breccia (HBRX) lithology model, which is narrow and poorly captured in the regularized model. Defined block model extents in the horizontal and vertical directions are enough to capture most of the drilling and encompasses the Monte Negro, Moore and Cumba.

During model construction, 3D wireframe solids and surfaces are used to flag blocks relative to the original topography surface, lithological and alteration domains, structural blocks associated with the Monte Oculto Fault, and the limits of the open pits.

11.2.2	Locally Varying Anisotropy

Locally Varying Anisotropy (LVA) is used to adjust sample search orientation on the basis of local mineralization controls. Faults and lineaments showing a strong spatial relationship with grades were used to generate a LVA field in the block model.

Anisotropy ratios were derived from the variogram ranges (Major ≥ Semi ≥ Minor) and normalizing to integer proportions. The results indicate that most gold domains (AU1-AU4) exhibit moderate anisotropy, typically in the range of 2:1:1 to 3:2:1, consistent with disseminated mineralization influenced by structural controls. In contrast, several silver domains show locally strong anisotropy, notably AG1 (C1) and AG3 (C2), with ratios up to 5:1:1 and 7:2:1, suggesting pronounced directional continuity likely associated with structural or lithological controls. Some domains (e.g., AG2 C2 and AG4 C1) display near-isotropic behavior (~1:1:1), indicating limited directional continuity. Overall, the

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anisotropy patterns are considered geologically reasonable and support the definition of search ellipsoids and estimation parameters used in the Mineral Resource model.

11.2.3	Grade Estimation Summary

The grade estimation process integrated geological and geochemical controls through domain definition, variography, and kriging interpolation. Gold and silver estimation captured the anisotropy of epithermal mineralization, sulfur estimation provided a robust basis for density and metallurgical modeling, and carbon estimation reflected stratigraphic variability critical to processing. Together, these elements ensured that the block model grades were representative of the deposit’s geological framework and suitable for Resource classification.

Gold and Silver

Gold and silver grades were estimated using 2.0 m composited assay data flagged by alteration and lithology domains. OK was employed as the primary interpolation method using parameters summarized in Table 11-6, guided by variogram models that quantified spatial continuity. Search ellipses were oriented along strike, dip, and vertical directions to reflect geological anisotropy.

Key observations include:

●	Gold showed strong continuity along strike in quartz–alunite domains, with shorter ranges vertically due to stratigraphic control;

●	Silver displayed similar anisotropy but with shorter ranges and higher nugget effects, reflecting greater grade variability; and

●	Top-cuts were applied to extreme assay values to mitigate bias from high-grade outliers in both gold and silver datasets.

●

Three estimation passes were used with progressively increasing search radii to ensure full model population, while applying appropriate smoothing controls to manage grade variability and avoid over-smoothing. The first pass applied a search range of 75 x 75 x 15 m, the second pass extended to 150 x 150 x 30 m, and the third to 325 x 325 x 50 m, corresponding to the modeled continuity of the variograms.

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Table 11-6  Gold Estimation Parameters

Domain	Est. Run	Shell Au	Search (m)			Composites			High Yield Limit				Soft Boundaries
			Maj	Semi	Min	Min	Max	Per Hole	Cog	Dist. (m)			Domain	Max Dist. (m)
										X	Y	Z
AU1	1	N/A	75	75	15	2	14	2	-	-	-	-	AU2	4
	2	N/A	150	150	30	2	12	1	2.5	50	50	50	AU2	4
	3	N/A	325	325	50	1	12	-	2.5	50	50	50	AU2	10
AU2	1	Out	75	75	15	3	12	2	-	-	-	-	AU3: AU4	4
		In	75	75	15	3	10	2	-	-	-	-	AU3: AU4	4
	2	Out	150	150	30	2	18	1	-	-	-	-	AU3: AU4	4
		In	150	150	30	2	10	1	-	-	-	-	AU3: AU4	4
	3	Out	325	325	50	1	2	-	3	50	50	50	AU3: AU4	10
		In	325	325	50	1	12	-	3	50	50	50	AU3: AU4	10
AU3	1	Out	75	75	15	4	12	2	3	30	30	30	AU4	4
		In	75	75	15	3	12	2	-	-	-	-	AU4	4
	2	Out	150	150	30	2	12	1	3	50	50	50	AU4	4
		In	150	150	30	2	12	1	-	-	-	-	AU4	4
	3	Out	325	325	50	1	12	-	3	50	50	50	AU4	10
		In	325	325	50	1	12	-	6	50	50	50	AU4	10
AU4	1	Out	75	75	15	4	8	2	3	50	50	50	AU3	4
		In	75	75	15	3	12	2	-	-	-	-	AU3	4
	2	Out	150	150	30	2	8	1	3	50	50	50	AU3	4
		In	150	150	30	2	12	1	-	-	-	-	AU3	4
	3	Out	325	325	50	1	12	-	3	50	50	50	AU3	10
		In	325	325	50	1	12	-	15	50	50	50	AU3	10

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Total Sulfur and Sulfide Sulfur

Sulfur grades (Stot and S2) were estimated to support both metallurgical recovery modeling and density assignment. Variograms demonstrated pervasive continuity across alteration domains, with relatively low nugget effects and long ranges. Sulfur estimation was critical for block density modeling, as density was assigned using a regression relationship with sulfur content, OK was applied by domain using the parameters summarized in Table 11-7.

Key observations include:

●	Sulfur continuity was strongest in quartz–pyrophyllite and quartz–alunite domains;

●	Nugget effects were low, reflecting the consistent distribution of sulfide mineralization; and

●	Sulfur estimation provided the basis for accurate tonnage calculations and metallurgical domain definition.

Table 11-7  Total Sulphur Estimation Parameters

Dom	Run	Search (m)			Composites					Soft Boundaries
		Maj	Semi	Min	Min	Max	Per Hole	Min. Holes	Max. Holes	Use	Dom	Max Dist. (m)
S1	1	75	75	30	2	15	5	2	5	Y	S2	10
	2	150	150	60				2	5
	3	325	325	120				1	5
S2	1	75	75	30	2	15	5	2	5	Y	S3	10
	2	150	150	60				2	5
	3	325	325	120				1	5
S3	1	75	75	30	2	15	5	2	5	Y	S2	10
	2	150	150	60				2	5
	3	325	325	120				1	5

Total and Organic Carbon

Carbon grades (Ctot and Corg) were estimated separately by lithological grouping, as carbon variability is strongly stratigraphic. Domains were simplified into three groups, andesite, dacite, and carbonate sediments to reduce internal variability and align with the lithological framework, the estimation of was completed using OK by domain, following the parameters summarized in Table 11-8.

●	Carbon continuity was moderate, with ranges influenced by stratigraphy rather than alteration.

●	Nugget effects were higher than sulfur but lower than silver, reflecting both geological heterogeneity and analytical variability.

●	Carbon estimation is an important component of geometallurgical modeling, especially in carbonate sediment domains where carbon content has a direct impact on processing performance.

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Table 11-8  Total Carbon Estimation Plan

Domain	Est. Run	Search (m)			Composites			Soft Boundaries
		Maj.	Semi	Min.	Min.	Max	Per Hole
C1	1	80	80	20	3	16	2	N
	2	375	375	80
C2	1	150	150	40	3	16	2	N
	2	375	375	80
C3	1	80	80	60	3	16	2	N
	2	375	375	80

11.2.4	Change of Support

Change of support analysis was conducted to evaluate how grade estimates vary when moving from the sample scale to the block scale. This process is essential in ensuring that the block model reflects realistic grade distributions and accounts for the smoothing effect inherent in interpolation. By comparing the statistical properties of raw assays, composites, and block estimates, the study assessed the impact of support change on grade variability and continuity.

For gold and silver, the analysis demonstrated that block grades exhibit reduced variance compared to the raw assay data, consistent with the expected smoothing effect of kriging. High-grade outliers were moderated at the block scale, while overall mean grades remained consistent with declustered composite statistics. Sulfur grades showed similar behavior, with block estimates reproducing the mean values of composites but with reduced variability. Carbon grades, particularly in carbonate sediment domains, displayed moderate smoothing, reflecting the stratigraphic control on carbon distribution.

The change of support analysis confirmed that the block model provides a reliable representation of grade distributions at the mining scale.

Figure 11-3 shows example tonnage-grade curves comparing the theoretical HERCO distribution to the final OK estimates for Measured, Indicated, and Inferred ore classifications, and the relative difference in tonnes, grade, and metal.

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Herco Au Domain AU3G1
PV Model 2025
Volume (Mm3)
Grade Au (g/t)
Cutoff Grade Au (g/t)
Herco Vol Au
Model Vol Au
Herco Grade Au
Model Grade Au

Herco Au Domain AU3G1
PV Model 2025
Tonnes (Mt)
% Difference
Cutoff Grade Au (g/t)
Model Tonnes Au
%Tonnes
%Grade Au
%Metal Au

Herco Au Domain AU4G1
PV Model 2025
Volume (Mm3)
Grade Au (g/t)
Cutoff Grade Au (g/t)
Herco Vol Au
Model Vol Au
Herco Grade Au
Model Grade Au

Herco Au Domain AU4G1
PV Model 2025
Tonnes (Mt)
% Difference
Cutoff Grade Au (g/t)
Model Tonnes Au
%Tonnes
%Grade Au
%Metal Au

Figure 11-3  Example HERCO Tonnage-Grade Curves and Relative Difference Plots

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11.2.5	Resource Classification

Resource classification at Pueblo Viejo was based on a combination of geological confidence, data density, and variography results. The classification framework followed SEC S-K 1300 requirements, ensuring that Measured, Indicated, and Inferred Resources were delineated according to the level of confidence in geological interpretation and grade continuity (Table 11-9).

Table 11-9  Resource Classification Criteria

Resource Category	Criteria
Measured	±15% Error in tonnes, grade and metal at 90% confidence for quarterly volumes
Indicated	±15% Error tonnes, grade and metal at 90% confidence for annual volumes
Inferred	±30% Error in tonnes, grade and metal for annual volumes

The drill spacing criteria presented in Table 11-10 were derived from drill hole spacing studies completed in 2009 and updated in 2023, incorporating kriging variance and conditional simulation approaches based on production volumes. Measured Resources were assigned in areas with dense drilling, consistent geological and alteration models and strong grade continuity supported by variogram ranges. These zones typically occur in the core of the Moore and Monte Negro pits, where drill spacing is tight and geological contacts are well constrained. Indicated Resources were defined in areas of moderate drilling density, generally at intermediate distances from pit centers, where geological interpretations remain reliable, but continuity is less certain than in Measured zones. Inferred Resources were assigned to areas with wider drill spacing, limited geological control, or weaker variogram support, where continuity is implied, but confidence is lower.

Table 11-10  Resource Classification Parameters

Resource Category	Drill Hole Spacing (m)	No. Of Holes	Average Distance (m)
Measured	≤30	3	21
Indicated	≤70	3	49
Inferred	≤150	3	105
Inventory	≤300	3	212
Unclassified	>300	-	-

The classification process incorporated both quantitative and qualitative criteria. Drill spacing thresholds were compared against variogram ranges as reference to ensure that classification boundaries reflected actual spatial continuity. Geological confidence was assessed through consistency of lithology and alteration models, while data quality was confirmed through QA/QC checks. A smoothing step was completed to reduce areas of lower confidence surrounded by higher confidence, resulting from variability in drill spacing (Table 11-11). Classification boundaries were reviewed by the QP and adjusted to align geological interpretations and operational considerations. An example section at 50 m RL is given in Figure 11-4.

Table 11-11  Summary of Blocks Modified by Smoothing

Resource Category	Total Blocks	Blocks Modified	% Modified
Measured	262,501	19,767	8%
Indicated	1,305,639	29,073	2%
Inferred	2,016,384	14,920	1%

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Source: PV, 2025

Figure 11-4  Example Resource Classification (50 m RL)

11.2.6	Block Model Validation

The block model was validated using a combination of qualitative and quantitative checks to confirm that the estimated grades reasonably represent the underlying composite data and geological interpretation.

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Validation checks included:

●	Visual checks of the estimate, in both plan and section, against composite data and the NN estimate;

●	Checks for global bias by comparison of mean grades at zero cut-off against the NN model;

●	Checks for local bias by swath plots in easting, northing, and elevation using 30 m swath intervals;

●	Comparison of OK estimates to an alternative inverse distance weighting (IDW) estimate;

●	Comparison of the top 5% of blocks against high-grade composites; and

●	HERCO analysis to validate estimate smoothing against the Selective Mining Unit (SMU).

Visual Check

Figure 11-5 shows plan view and vertical cross section 2,094,500N ±10 m with coded blocks and composites for gold grades.

Global Bias-Check

The mean grade of the OK estimate was compared, by domain, with NN and IDW estimates at a zero-cut-off grade as a check on the global bias of the mineral Resource estimate.

For both gold and silver, the differences were within commonly accepted limits of ±5%, except for the AU1 domain. This is low-grade, peripheral to the main mineralized zones, and relatively sparsely drilled. There was good agreement between the OK and IDW estimates, so the difference in the NN is driven by higher grade outliers in the very low-grade and waste domains. On this basis, this difference was not considered material.

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2,094,500 N ±10 m

Figure 11-5  Plan and Cross-section with Gold Grade

Local Trends

Swath Plots were constructed to check for local biases in the estimate and compare the declustered (NN) data to the kriged estimate by domain. Swath sizes were:

●	30 m (3 blocks) in the east direction;

●	30 m (3 blocks) in the north; and

●	30 m (3 blocks) in the vertical direction.

Analysis was limited to Measured, Indicated, and Inferred material only. Example swath plots in the easterly direction for Gold and Silver are presented in Figure 11-6 and Figure 11-7.

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The results of these checks indicate that the OK estimate is consistent with the input data and provides a reasonable representation of grade distribution within the mineralized domains. Minor differences between OK and declustered composites occur locally in sparsely drilled areas and are attributed to grade variability and data density.

Figure 11-6  Swath Plot for Gold (Domain AU3 and AU4)

Figure 11-7  Swath Plot for Silver (AG3 and AG4)

Residual uncertainty in the Mineral Resource model is primarily associated with areas of limited drilling density and geological complexity, particularly within domains classified as Indicated. Ongoing integration of grade control data and continued drilling have enhanced confidence in the estimates, as reflected by an increasing proportion of Measured Resources across successive budget models. In areas such as Monte Negro and the lower portions of Moore, metal at risk is

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generally below 5% within the five-year production plan, demonstrating strong alignment between the Resource model and grade control data.

Local-scale uncertainty persists due to expected variability in gold, silver, and sulfide grades, as well as geological complexity within certain domains. Nevertheless, the consistency observed across successive budget models, along with stable metallurgical type proportions and domain distributions, supports the robustness of the geological interpretations and estimation parameters. In the QP’s opinion, these uncertainties are adequately addressed through conservative classification practices and do not materially affect the reliability of the Mineral Resource or medium-term production forecasts.

11.2.7	Stockpiles

Material mined from the Pueblo Viejo pits has been systematically stockpiled since 2010. These stockpiles represent a specific combination of lithology, alteration type, and grades.

An inventory-based block model (10 × 10 × 10 m) is used for reporting and reclaim planning. This model does not involve grade interpolation; instead, tonnage, grade, and chemical attributes are assigned directly from monthly stockpile inventories, integrating dispatch data (Jigsaw®), topographic surveys, and source polygon information, ensuring full traceability from pit to stockpile.

A validated bulk density of 2.313 t/m³ shows ±2% agreement between survey volumes and model tonnage.

Recent drilling (2023–2025) confirms consistency between historical stockpile models and new assay data, supporting future processing suitability. A local grade control model, built from RC drilling, is used to validate gold and silver grades, and assess sulfur (Stot, S2) and carbon (Ctot, Corg) contents, important for understanding weathering impacts and processing behavior.

For grade control estimation, using grade control data, assays are composited to 2 m and interpolated using IDW into a block model with dimensions of 10 × 10 × 10 m, consistent with the in-situ Resource Model.

Estimation is conducted using a progressive multi-pass approach, the first pass applies a minimum of 4 and a maximum of 12 samples within a search radius of 30 × 30 × 10 m, the second pass applies a minimum of 2 and a maximum of 12 samples within a search radius of 75 × 75 × 20 m and the third pass applies a minimum of 1 and a maximum of 12 samples within a search radius of 150 × 150 × 20 m.

The model is constrained by surveyed stockpile limits and reconciled against monthly topographic surveys, dispatch records, and mill check-in/check-out data. This approach supports internal consistency between grade control data, stockpile inventories, and mine-to-mill reconciliation, and is used to inform blending strategies for plant feed.

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11.2.8	Cost and Metal Price Assumptions

All costs, such as mining, processing, general and administration (G&A), etc., and recovery assumptions used for the estimation of both pit and stockpile Resources are detailed in Section 12.1.

Barrick sets metal price forecasts by reviewing the LOM for the operations, which is more than 20 years, and setting the commodity price for that duration. The guidance is based on a combination of historical and current contract pricing, contract negotiations, knowledge of its key markets from a long operations production record, short-term versus long-term price forecasts prepared by Barrick’s internal marketing group, public documents, and analyst forecasts when considering the long-term commodity price forecasts.

In accordance with industry accepted practices, higher metal prices are used for the Mineral Resource estimates ensuring the Mineral Reserves are a sub-set of, and not constrained by, the Mineral Resources, and which satisfies the test of reasonable prospect of economic extraction.

The long-term Resource metal price forecasts are:

●	Gold - US$2,000/oz; and

●	Silver - US$25.00/oz.

There are currently no plans to recover any other metals at PV in the LOM plan.

11.3	Reconciliation

Table 11-12 and Table 11-13 summarize the annual reconciliation between the Resource Model (RM) and the raw Grade Control Model (GCM) for gold and silver, respectively.

Table 11-12  Grade Control Model versus Resource Model - Gold

Period	Grade Control Model			Resource Model			(GCM / RM)
	Tonnage (Mt)	Au (g/t)	Au (koz)	Tonnage (Mt)	Au (g/t)	Au (koz)	Tonnage (%)	Grade (%)	Metal (%)
2023	10.04	2.12	684	10.31	2.04	676	97%	104%	101%
2024	9.59	2.23	687	9.77	2.19	688	98%	102%	100%
2025	4.38	2.28	321	4.41	2.16	306	99%	106%	105%

Note: 2025 results reflect reconciliation for the period January through October.

All tonnes and metal are 100% basis and inclusive of Reserves

Table 11-13  Grade Control Model versus Resource Model – Silver

Period	Grade Control Model			Resource Model			(GCM / RM)
	Tonnage (Mt)	Ag (g/t)	Ag (Moz)	Tonnage (Mt)	Ag (g/t)	Ag (Moz)	Tonnage (%)	Grade (%)	Metal (%)
2023	10.04	12.59	4.06	10.31	12.55	4.16	97%	100%	98%
2024	9.59	18.91	5.83	9.77	20	6.29	98%	95%	93%
2025	4.38	9.28	1.31	4.41	9.2	1.31	99%	101%	100%

Note: 2025 results reflect reconciliation for the period January through October.

All tonnes and metal are 100% basis and inclusive of Reserves

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Gold reconciliation remained stable across the three-year period, with tonnage differences within ±3%, grades within ±6%, and contained metal within ±5%. These results demonstrate good agreement between short-term grade control estimates and the long-term Resource Model.

Silver reconciliation results show similar behavior, with tonnage reconciling within ±3%, grades within ±5%, and contained metal within ±7% over the three-year period.

11.4	Cut-off Grade

For open pits, the Mineral Resource estimates for Pueblo Viejo were constrained within Whittle optimization pit shells. The pit shells were generated using long-term Resource metal prices for gold and silver, together with updated operating costs, recovery assumptions, and physical infrastructure limitations. Net-value based routing was applied to each block, ensuring that only material with positive economic potential was included in the Mineral Resource.

For long-term stockpiles, a similar revenue-based approach was used. Stockpiles were evaluated using the same long-term Resource metal prices and updated recovery assumptions. Only stockpiles with a positive net value after accounting for mining and processing costs were classified as Mineral Resources.

The Mineral Resource estimates for Pueblo Viejo do not use a cut-off grade strategy and instead employ a cashflow methodology. The cash-flow-based optimization methodology accounts for the fact that both recovery and processing costs are variable, dependent on the Stot and S2 content of the material. As a result, the cut-off grade is not fixed but varies by domain and material type. For blocks with an average S2 grade of approximately 7.9%, the gold equivalent (AuEq) cut-off grade ranges from 0.90 g/t AuEq to 0.98 g/t AuEq, depending on processing route and recovery assumptions.

11.5	Mineral Resource Statement

Mineral Resources are reported consistent with the Mineral Resource standards and definitions set out in S-K 1300, guided by the CIM (2019) MRMR guidelines, and are reported exclusive of those Mineral Resources converted to Mineral Reserves.

Total Mineral Resources on a 100% and attributable basis for Pueblo Viejo is shown in Table 11-14.

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Table 11-14  Summary of Pueblo Viejo Mineral Resources

Category	Tonnes (Mt, 100% Basis)	Tonnes (Mt, Attributable)	Grade		Contained Metal (100% Basis)		Attributable Metal		COG	Met. Recovery
			(g/t Au)	(g/t Ag)	(Moz Au)	(Moz Ag)	(Moz Au)	(Moz Ag)	(g/t AuEq)	(%)
Measured	18	11	1.31	6.95	0.77	4.1	0.46	2.4	0.90 – 0.98	80.1
Indicated	83	50	1.37	7.79	3.6	21	2.2	12
Total M&I	100	61	1.36	7.64	4.4	25	2.6	15	0.90 – 0.98	80.1
Inferred	16	9.4	1.5	8.3	0.77	4.2	0.46	2.5	0.90 – 0.98	80.1

Notes:

•	Mineral Resources are reported on a 100% and attributable basis as of 31 December 2025. The Registrant’s attributable share of the Mineral Resource is 60% based on its ownership interests in PVD.

•	The Mineral Resource estimate has been reported using the definitions in S-K 1300 and guidance from CIM (2019) MRMR Best Practice Guidelines.

•	Mineral Resources utilize long-term Resource metal price assumptions of US$2,000/oz Au, US$25.00/oz Ag.

•	COG is provided as a range; it is dependent on ore source and process stream and not directly used in Mineral Resource estimation.

•

Open pit Mineral Resources are estimated within a pit shell based on a cash-flow optimization utilizing long-term Resource metal price assumptions, and other economic and modifying factors as described in Section 12.

•

Stockpile Mineral Resources are estimated based on a cash-flow calculation utilizing the long-term Resource metal price assumptions, and other economic and metallurgical factors as described in Section 10 and 12.

•	Mineral Resources are reported exclusive of Mineral Reserves and on an in-situ basis i.e. prior to mining or other losses.

•	All Mineral Resource estimates of tonnes and ounces of metal are reported to the second significant digit.

•	Measured and Indicated Resources are reported to two decimals on grade and Inferred Resources are reported to one decimal on grade.

•	Numbers may not add due to rounding.

•	The QP responsible for the Mineral Resource Estimate is Peter Jones, MAIG.

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For reference purposes, PV has also estimated the Mineral Resources inclusive of Mineral Reserves, shown in Table 11-15. The Mineral Resources inclusive of Mineral Reserves are reported on a 100% basis, and use the same assumptions, parameters, and methods as those presented in Table 11-14.

Table 11-15  Summary of Pueblo Viejo Mineral Resources INCLUSIVE of Mineral Reserves

Classification	Tonnage (Mt)	Grade		Contained Metal
		(g/t Au)	(g/t Ag)	(Moz Au)	(Moz Ag)
Measured	110	2.07	11.15	7.2	39
Indicated	300	1.82	11.16	18	110
Total M&I	410	1.89	11.16	25	150
Total Inferred	16	1.5	8.3	0.77	4.2

Mineral Resources presented on a 100% basis inclusive of Mineral Reserves.

Numbers may not add due to rounding

11.6	Uncertainties and Risks Affecting the Mineral Resource

The QP recognizes that Mineral Resource estimates are inherently subject to uncertainty arising from the interpretation of geological, geostatistical, and engineering parameters. At Pueblo Viejo, these uncertainties have been evaluated and, where possible, mitigated through data density, sampling protocols, assays QC monitoring, estimation methodology, and operational reconciliation; however, some residual uncertainty remains.

Residual uncertainty related to sampling and analytical data quality at Pueblo Viejo is considered low, supported by a robust QC program, independent laboratory verification, and comprehensive database validation procedures described in Section 9. Any remaining uncertainties associated with historical data have been mitigated through validation against modern drilling and grade control data and are appropriately reflected in the Resource classification.

Uncertainty also arises from continuity assumptions, and the application of top-cuts in high-grade populations. In domains where variogram structures are less well-defined or exhibit poor anisotropy, estimation parameters have been selected conservatively and validated through trend plots, reconciliation with grade control data, and comparison with production performance.

The primary sources of uncertainty relate to geological interpretation and domain continuity, particularly in structurally complex zones and areas with limited drilling density. While domaining is supported by detailed geological logging, alteration, and geochemical controls, local variability in mineralization geometry and grade continuity may impact the spatial distribution of estimated grades.

Bulk density regression model represents another source of uncertainty, particularly in domains where density measurements are less abundant. This uncertainty has been mitigated through the incorporation of additional density sampling, validation against operational data, and reconciliation with tonnage performance, and is not considered material to the overall estimate.

The QP notes that model-to-production reconciliation and grade control integration provide strong validation of the Mineral Resource estimate, with metal at risk generally low in production areas, supporting the reliability of the model. Additionally, consistency between successive budget models

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indicates that geological interpretations, estimation parameters, and modifying assumptions are robust.

From an operational perspective, metallurgical performance, cut-off grade assumptions, and economic parameters (including commodity prices and recoveries) introduce uncertainty in the economic extraction of Mineral Resources. These factors are evaluated through mine planning, reconciliation, and sensitivity analysis, and are considered within reasonable ranges consistent with current operations and long-term planning assumptions.

These uncertainties are not considered to materially impact the reliability of the Mineral Resource estimate or its use in mine planning, and the estimate is deemed suitable for reporting in accordance with S-K 1300 requirements.

11.7	QP Comments on Mineral Resource Estimates

The QP provides the following comments regarding the Mineral Resource Estimate for Pueblo Viejo:

●

The data verification process, including sampling, assays, QC monitoring, database validation, independent laboratory checks, and reconciliation with grade control data, provides a high level of confidence in the accuracy and reliability of the dataset;

●	The controls on mineralization are well understood;

●	Mineralization was sampled appropriately and modelled with sufficient accuracy within the known geometry;

●	The Mineral Resource estimates for the Pueblo Viejo Project have been disclosed consistent with SEC Regulation SK 1300 and guided by the CIM (2019) MRMR Guidelines;

●	The estimation approach (including drill data validation, compositing, domaining, outlier handling) is appropriate, reflects industry best practice, and supports an unbiased estimate;

●

The Mineral Resource is constrained within optimized pit shells and reported above the in-situ marginal cut-off grades. This determination is based on a $2,000/oz gold and $25/oz silver price, demonstrating reasonable prospects for economic extraction; and

●

Visual checks, global statistics, local trends and mining reconciliations show that assays and composite grades are reasonable compared to blocks, and the level of smoothing of the estimates is appropriate at the SMU scale (see 12.1.3).

The QP is of the opinion that the remaining uncertainties and issues relating to relevant technical and economic factors that may influence the reasonable prospects for economic extraction, such as geological complexity in localized areas, data density in certain domains, and variability in metallurgical performance, can be further refined and reduced through ongoing drilling, data collection, and continued integration of grade control and operational data. None of these factors are considered fundamental limitations to the Mineral Resource estimate. With continued work programs, including infill drilling, metallurgical testwork in stockpiles, and model updates, these uncertainties are expected to be progressively resolved and are not anticipated to materially impact the viability of economic extraction.

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12	Mineral Reserve Estimate

Mineral Reserves are disclosed using the Mineral Reserves standards and definitions set out in S-K 1300 and guided by the CIM (2019) MRMR Guidelines.

The open pit Mineral Reserve estimates use the depleted Resource block models as described in Section 11. Only Measured and Indicated Mineral Resources inside the final pit design were considered in the Reserve estimation.

The general process for estimation of open pit Mineral Reserves is as follows:

●

Review the historical and forecasted LOM planned costs for each mining area to evaluate suitable unit costs for all activities including pit mining, limestone mining, processing, administration costs, and others.

●	Perform pit optimization to develop a series of pit shells using cost, revenue, geotechnical, mining recovery and dilution, processing recovery, Resource classification and other input factors.

●	Select the desired ultimate pit shell and utilize it as basis for detailed ultimate pit design.

●

Material within the ultimate pit design is evaluated and classified according to a net value calculation using parameters including gold grade, silver grade, S2 content, rock type, and metallurgical recovery. The net value calculation and inputs are detailed in Section 12.1.

●

The ultimate pit design is divided into operational phases and then scheduled to create a LOM plan. Blocks that are classified as Proven or Probable, flagged as ore in the net value calculations, and mined within the LOM plan, are included in the Reserves estimate.

Stockpiles are comprised of mineralized material stored at various surface locations, originating from previous mine production. The tonnage contained in stockpiles is a significant portion of the Mineral Reserves. The stockpiles were typically established with similar material types, although given the large volumes and limited areas for storage, there are various ore types and grade categories interspersed throughout the stockpiles; occasionally with lower grade material overlaying higher grade portions.

Existing stockpiles have been classified as Probable Mineral Reserves due to uncertainty on carbon estimates and sulfur degradation potentially impacting process recoveries.

To assist with optimizing the reclaim sequence, a block model was created for the stockpiles using the dump location data from the fleet management system (Jigsaw) and then validated with a specialized drill campaign. The blocks within the model are flagged using the same net value calculation and factors as used in the pit evaluation process but with modified mining costs. This model is used for LOM ore reclaim planning.

The location of the ore stockpiles is shown in Figure 3-2.

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12.1	Key Assumptions, Parameters, and Methods

Determination of ultimate pit limits was undertaken using Whittle pit optimization software. Results presented in the following sections correspond to the latest work completed by PV in mid-September 2025.

Pit shell generation was constrained by infrastructure and permitting limits where applicable. Grades relevant to the economic value calculation for each block are gold, silver, Stot, and S2.

Various economic parameters were used to estimate the block value and resultant ore or waste categorization of the blocks within the ultimate pit shell. Cost input parameters are based on 2025 LOM cost forecast information and Barrick guidance.

The general process of determining the net value is to estimate the revenue of the block and subtract the costs to process the block as ore, including downstream costs; blocks that have a positive value are flagged as ore and included in the Mineral Reserves estimate; the remaining blocks are treated as waste and provide no revenue to the Mine.

Given the processing costs are dependent on the Stot grade and recoveries vary with material type and S2 grade, the cut-off grade for a block with an average S2 grade of 7.9% can vary from approximately 1.17 g/t AuEq to 1.29 g/t AuEq.

12.1.1	Resource Model

The Mineral Reserve estimate and optimization process use a block model prepared by the site geology team and is the same model used for Mineral Resource estimation. This model is then modified with the addition of variables, which are populated with data specifically for LOM scheduling and Reserve estimation purposes.

12.1.2	Metal Price Assumptions

PV uses Barrick corporate guidance for metal price assumptions. Barrick sets metal price forecasts by reviewing the LOM for the operations, which is more than 20 years, and setting the commodity price for that duration. The guidance is based on a combination of historical and current contract pricing, contract negotiations, knowledge of its key markets from a long operations production record, short-term versus long-term price forecasts prepared by Barrick’s internal marketing group, public documents, and analyst forecasts when considering the long-term commodity price forecasts. More details are

The long-term commodity price forecasts for Mineral Reserve estimates are:

●	Gold - US$1,500/oz; and

●	Silver - US$21.00/oz.

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There are currently no plans to recover any other metals at PV in the LOM plan.

12.1.3	Mining Recovery and Dilution Factors

The Resource block model used for mine planning at PV has a regular block size of 10 m x 10 m x 10 m which represents the practical SMU suitable for the equipment in use at the operation. Grades are estimated according to this block volume, with the mining recovery and dilution being considered inherent with the SMU block of the Resource model. No additional mining recovery or dilution assumptions are applied for the optimization and block value calculations and this approach is supported by historical reconciliation performance.

12.1.4	Geotechnical and Hydrogeological Parameters

Between 2022 and 2025, PV undertook detailed geotechnical and hydrogeological studies, including a review of slope performance history to establish, refine, and validate an operational level geotechnical assessment for pit slopes at the Pueblo Viejo open pit. These studies were completed internally and with the use and validation of external consultants to produce geotechnical inputs used for open pit design and optimization. These inputs are detailed in 13.1.

12.1.5	Mining Costs

Mine operating costs for pit optimization were based on an earlier LOM plan developed as part of PV’s internal forecasting process. This forecast was developed in June 2025 (June 2025 Forecast).

Mining ore is less costly than mining waste because ore is hauled to nearby ROM pads or long-term stockpiles, while waste must be hauled to waste rock storage facilities (WRSFs) or co-disposed in the TSF, which has higher unit costs due to longer haul distances and additional handling. Therefore, the incremental mining cost difference is applied as a credit per tonne of ore processed, reducing the effective ore mining cost.

The incremental ore mining cost is calculated as shown below:

Incremental Ore Mining Cost = (Ore Mining Cost– Waste Mining Cost) = US$-0.48/t

Mining operating costs for the Whittle pit optimization are summarized in Table 12-1.

Table 12-1  Mining Operating Costs

Material	Value (US$/t mined)
Ore	3.20
Waste	3.68
Incremental Ore Mining Cost	-0.48

12.1.6	Processing Costs

Processing costs are divided into fixed and variable components. Fixed costs are averaged annually and converted into unit cost per tonne processed by dividing them by the design plant throughput.

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Over the LOM, plant throughput increases in stages from 12.5 Mtpa, to 13.1 Mtpa, and ultimately to 13.5 Mtpa by 2034, resulting in an average LOM throughput of 13.3 Mtpa. These fixed costs, including Processing & Power, G&A, and CSR, are incorporated into pit optimization as average unit costs; the corresponding values are shown in Table 12-2.

Table 12-2  Fixed Costs Applied to Ore Processing Tonnes

Item	Unit	Value
Processing & Power	US$M / yr	239.5
G&A	US$M / yr	48.4
CSR	US$M / yr	2.2
Total Fixed	US$M / yr	290.0
Total Fixed Unit Cost (Processing & Power +G&A+CSR)	US$/t processed	21.48

Variable processing costs depend primarily on the total sulfur grade (S) of each ore block and include milling, power, limestone mining and associated waste stripping, ore rehandle, closure, and cost reallocation from the processing cost center to other departments. These variable cost formulas and components are listed in Table 12-3. A small Process Cost Allocation credit is applied to account for services (mainly assay laboratory costs) that are charged to processing but used for geological grade control.

Table 12-3  Ore Variable Costs for Flotation and POX

Item	Value (US$/t processed)
Process Plant	-1911.2 x S4 + 857.27 x S3 - 128.24 x S2 + 11.236 x S + 6.8302
Power	(794.9833 x S + 22.3323) x P
Limestone for processing	2.83
Ore Rehandle	2.26
Closure Cost	1.04
Process Cost Allocation	-0.15

Where:

S = Total sulfur grade (fraction)

P = Power unit cost ($0.07912/kWh)

12.1.7	General and Administration and Community and Social Responsibility Cost

G&A and CSR period costs were extracted from the June 2025 Forecast. The average annual G&A costs were apportioned to the processing plant throughput and included as a cost per tonne of ore processed.

CSR obligations were treated similarly, with the average annual cost apportioned to the tonnes of ore processed.

These costs are outlined in Table 12-2.

12.1.8	Ore Rehandle Costs

Most ore mined is taken to a ROM stockpile location for blending to improve the processing throughput by smoothing or stabilizing the sulfide grades. Based on the LOM stockpile reclaims plan

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and historical cost data, the ore rehandling costs are estimated to be US$2.26/t of processed ore. These costs are outlined in Table 12-3.

12.1.9	TSF Sustaining Capital

An allowance was included for constructing and raising the proposed TSF to store process tailings and potentially acid-generating (PAG) waste rock. Construction costs were calculated on a per-tonne basis for both ore and waste by apportioning total estimated material volumes from the 2024 Naranjo TSF Feasibility Study, using unit cost estimates updated in 2025. These inputs were then used to derive the sustaining capital unit cost per tonne of ore and waste expected to be stored in the TSF. The resulting costs are summarized in Table 12-4.

Table 12-4  TSF Sustaining Capital Costs

Item	Value (US$/t mined)
Sustaining capital cost for ore per tonne mined	5.96
Sustaining capital cost for waste per tonne mined	2.25
Incremental TSF sustaining capital cost (ore vs. waste)	3.71

12.1.10	Other Sustaining Capital

Allowances for other sustaining capital were included in the pit optimization. Recurring items were identified and included items such as replacement for equipment and major components, lime kilns rebrick and continuous improvement projects for infrastructure. Other sustaining capital expenditure was added to both the mining cost and ore costs in the optimization and is shown in Table 12-5.

Table 12-5  Other Sustaining Capital

Item	Unit	Value
Waste sustaining capital	US$/t waste mined	0.52
Ore sustaining capital	US$/t ore mined	0.67

12.1.11	Closure Costs

Closure costs of US$1.04/t ore mined were calculated and applied.

12.1.12	Metallurgical Recoveries

Metallurgical recovery varies depending on the routing during processing. Two bounding options are:

●	Direct POX only; and

●	Flotation and POX.

The pit optimization and block value calculation assumed a “conservative” case using the more expensive stream of flotation and POX for costs and recoveries rather than using the most profitable of the two possible processing streams. In practice, ore routing to either direct POX only or flotation and POX will be driven by short term operational plant constraints and not by pre-determined destinations assigned in the block model. This approach simplifies the optimization process and provides an opportunity for upside during operations.

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The metallurgical recovery expressions used in the optimization are detailed in Section 10.3. LOM plan average process recoveries for pit and stockpile feed are 80.1% for gold and 52.1% for silver.

12.1.13	Royalties and Selling Costs

Bullion transport and refining costs are based on current contracts and were calculated at US$0.50/oz of recovered gold and silver.

Royalty costs of 3.2% were applied to the gross value less the selling costs of the gold and silver metal produced.

12.1.14	Cost Summary

The pit optimization utilized a net value (“Cash-flow” within Whittle) methodology for determining whether a block is ore or waste. This method compares the net value result of processing it as ore against the net value produced by mining it as waste. If the net value from processing a block is positive (i.e. greater than $0), it is flagged as ore, otherwise it is treated as waste.

Total mining cost for pit optimization is summarized in Table 12-6

Table 12-6  Total Waste Mining Cost for Pit Optimization

Item	Value (US$/t mined)
Waste mining operating cost	3.68
Waste sustaining capital cost	0.52
Waste TSF sustaining capital cost	2.25
Total waste mining cost for pit optimization	6.45

The ore processing cost applied in Whittle varies with Stot grade as outlined in 12.1.6. For a nominal block from the Resource model with an average Stot grade of 9.04%, the total ore cost per tonne processed is illustrated in Table 12-7.

Table 12-7  Total Ore Cost Example Flotation & POX

Measure	Value (US$/t processed)
Variable Ore Costs (at Stot = 9.04%)
Incremental Mining Cost (Ore-Waste differential cost)	-0.48
Ore Rehandle Cost	2.26
Variable Ore Processing Cost	14.76
Process Limestone Cost	2.83
Ore Sustaining Capital	0.67
Incremental TSF Sustaining Cost (Ore – Waste)	3.71
Closure	1.04
Other Process Allocation	-0.15
Fixed Costs
Process Fixed Cost	17.74
G&A Cost	3.58
CSR Cost	0.16
Total Ore Cost	46.10

Note: Totals may not add due to rounding.

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12.1.15	Final Pit Shell Selection

The final pit shell selected and used as the basis for further detailed mine design was the shell using US$1,500/oz for gold and US$21.00/oz for silver; this is aligned with guidance from Barrick regarding the long-term Reserve metal price assumptions for Mineral Reserves.

12.1.16	Stockpiles

Stockpiles contain mineralized material from prior mining, stored at multiple surface locations, and represent a significant portion of the Mineral Reserves. Although generally built from similar material types, the large storage volumes and limited space result in intermixing of ore types and grade categories, including instances where lower-grade material overlies higher-grade portions.

Stockpile reserves are estimated using a net value calculation, defined as revenue from recovered metal minus total processing costs. Only stockpiles with a positive net value at the reserve gold price and that are scheduled for reclamation in the LOM plan are classified as Mineral Reserves.

All existing stockpiles are categorized as Probable Mineral Reserves due to uncertainties in carbon content and sulfur degradation that may affect metallurgical recoveries.

12.2	Cut-off Grade

The Mineral Reserve estimates for Pueblo Viejo do not use a typical cut-off grade strategy; instead employ a net value (or cashflow) methodology. The cashflow-based optimization methodology accounts for the fact that both recovery and processing costs are variable, dependent on the Stot and S2 content of the material. As a result, the cut-off grade is not fixed but varies by domain and material type. For blocks with an average S2 grade of approximately 7.9%, the gold equivalent (AuEq) cut-off grade ranges from 1.17 g/t AuEq to 1.29 g/t AuEq, depending on processing route and recovery assumptions.

12.3	Mineral Reserve Statement

Mineral Reserves have been defined, classified and reported according to the guiding principles and requirements as set out in S-K 1300 and the CIM (2019) MRMR Guidelines.

A summary of total Mineral Reserves for Pueblo Viejo is shown in Table 12-8.

The Mineral Reserves have been estimated from the Measured and Indicated Mineral Resources and do not include any Inferred Mineral Resources. Mineral Reserves include material that will be mined by open pit methods and reclaimed from stockpiles.

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The estimate uses updated economic factors, the latest Mineral Resource and geological models (as described in Section 11), geotechnical and hydrogeological inputs, and metallurgical processing and recovery updates.

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Table 12-8  Summary of Pueblo Viejo Mineral Reserves

Category	Tonnes (Mt, 100% Basis)	Tonnes (Mt, Attributable)	Grade		Contained Metal (100% Basis)		Attributable Metal		COG	Met. Recovery
			(g/t Au)	(g/t Ag)	(Moz Au)	(Moz Ag)	(Moz Au)	(Moz Ag)	(g/t AuEq)	(%)
Stockpiles
Probable	92	55	2.04	13.59	6.0	40	3.6	24	1.17-1.29	80.1
Open Pits
Proven	89	54	2.22	12.01	6.4	35	3.8	21	1.17-1.29	80.1
Probable	130	77	1.95	11.58	8.1	48	4.8	29
Proven+ Probable	220	130	2.06	11.76	14	82	8.7	49
Total Mineral Reserves
Proven	89	54	2.22	12.01	6.4	35	3.8	21	1.17-1.29	80.1
Probable	220	130	1.99	12.42	14	88	8.5	53
Proven+ Probable	310	190	2.06	12.30	20	120	12	74

Notes

•	Mineral Reserves are reported on a 100% and attributable basis as of 31 December 2025. The Registrant’s attributable share of the Mineral Reserves is 60% based on its ownership interests in PVD.

•	The Mineral Reserves estimate has been reported using the definitions in S-K 1300 and guidance from CIM (2019) MRMR Best Practice Guidelines.

•	Mineral Reserves utilize long-term Reserve metal price assumptions of US$1,500/oz Au and US$21.00/oz Ag.

•	COG is provided as a range; it is dependent on ore source and process stream and not directly used in Mineral Reserve estimation.

•

Open pit Mineral Reserves are estimated within a pit design shell and based on a net value basis utilizing the long-term Reserve metal price assumptions, and other economic and modifying factors as described in Section 12.

•	Stockpile Mineral Reserves are estimated based on a net value basis utilizing the long-term Reserve metal price assumptions, and other economic and modifying factors as described in Section 12.

•	Only measured and Indicated Resources that have a positive net value and are scheduled to be mined and processed are converted to reserves.

•	All Mineral Reserves tonnes and grades are reported as that delivered to the relevant processing facilities.

•	All Mineral Reserve estimates of tonnes and ounces of metal are reported to the second significant digit.

•	All Mineral Reserve estimates are reported to two decimals on grade.

•	Numbers may not add due to rounding.

•	The QP responsible for the Mineral Reserve estimate is Clifford Krall, (RM SME).

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12.4	QP Comments on Mineral Reserve Estimates

The QP responsible for the Mineral Reserves has reviewed the Mineral Reserve estimation process. In the QP’s opinion, Mineral Reserve estimation has been carried out to industry standards using appropriate modifying factors for the conversion of Mineral Resources to Mineral Reserves.

The QP is of the opinion that uncertainties and issues relating to the modifying factors are adequately accounted for and supported by a history of operational activities, technical investigations, and use of industry best practices. There are no uncertainties anticipated that will materially affect the Mineral Reserves estimation.

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13	Mining Methods

Mine development of the current operations by Barrick began in August 2010. Current mine activity is in the Monte Negro and Moore pits. Mining is by conventional drill, blast, truck, and shovel methods.

The remaining pit-only Mineral Reserves are estimated at 220 Mt of ore (100% basis) with a strip ratio of 2.25:1. Total Mineral Reserves (pit plus stockpiles) are estimated to be 310 Mt at a strip ratio of 1.59:1. The combination of direct feed and stockpile re-handle is the current blending strategy at the mine.

The pit stages have been designed to optimize the early extraction of the higher-grade ore. Notwithstanding this goal, the sulfur grade is an important consideration because of the metallurgical aspects of the processing operation, the recoveries achieved, and the processing costs strongly depend on sulfur content in the plant feed, with benefits from consistency and low variability.

PAG waste rock from the pits is hauled to dedicated temporary WRSFs. From 2028 onwards, PAG waste from the temporary WRSFs will be rehandled and deposited into the Naranjo TSF and into the mined pit voids below the water table. Pit backfilling is projected to start in 2042 and continue until the end of mine life with a planned capacity of 180 Mt.

Pueblo Viejo’s operations require significant amounts of limestone rockfill, and filter material to operate the processing facility and construct the TSF facilities. PV exploits limestone and diorite material adjacent to the pits to meet these requirements. Limestone quarries, located adjacent to the mine, have been in production since 2009 to supply material for TSF construction and the process plant. A diorite quarry has been in production since 2025 to supply rockfill and filter material for the TSF facilities.

The remaining pit life, based on the Mineral Reserves estimate, is projected to be 23 years, until 2048, with the processing of low-grade ore stockpiles and limestone rehandle continuing until 2049. To maximize Mine economics, higher grade ore is processed in the early years, while lower grade ore is stockpiled for later processing. Stockpiled ore is mined with a reclamation sequence to maximize ore delivery and revenue.

13.1	Geotechnical Parameters and Slope Design

Between 2020 and 2025, Pueblo Viejo completed a series of geotechnical investigations that form the basis for the slope design parameters used in the LOM plan. These investigations included updates to rock mass and structural models, pit wall mapping, geotechnical drilling and laboratory testing, pore-pressure instrumentation, numerical stability analyses, and external technical reviews.

Four main geotechnical domains were defined:

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●	Cover and Clays (COV, Q-CL): Very weak, highly weathered materials (UCS ≤2 MPa).

●

Carbonaceous Sediments (CS-P, CS-T): Weak to very weak units (UCS 8–20 MPa; GSI 37–48) with strongly anisotropic fabric, low permeability, and sensitivity to pore pressure. These domains control reduced inter-ramp angles on the north and east walls.

●	Volcanics (VOL): Stronger rock masses (UCS >30 MPa; GSI 50–65) with favorable response to depressurization.

●	Limestones (LS-P, LS-RM): Strong, competent rock (UCS ~70 MPa; GSI ~60), mildly anisotropic with generally good slope performance.

Slope design parameters shown in Table 13-1 have been validated through stability analyses, slope performance history and geotechnical drilling investigations. The parameters have three distinct divisions based on the geotechnical domains and expected ground behavior and include:

●	Shallow slopes (~16°) in carbonaceous domains with fabric-controlled sliding risk.

●	Moderate slopes (26–38°) in cover/clay units and non-fabric-controlled carbonaceous areas.

●	Steep slopes (>40°) in volcanics and limestones.

Geotechnical berms (slope-decoupling berms) are incorporated at defined vertical intervals to manage uncertainty, improve slope reliability, and provide platforms for depressurization infrastructure.

Table 13-1  Geotechnical Slope Design Parameters

Geotechnical Domain	Pit Slope Orientation (Slope Dip Direction)	Bench Height (m)	Min. Bench Width (m)	Max. Bench Face Angle (°)	Max. Inter- Ramp Angle (°)	Max. Inter- Ramp Height (m)	Min. Geotech. Berm (m)
COV	All	10	7	60	38.1	80	14
Q-CL	All	10	7	37	26.3	40	14
CS-P	135° to 315°	20	15	20	16	80	20
CS-T	000° to 135°	20	10	50	36.8	80	20
LS-P	210° to 270°	10	8	70	41	80	20
LS-RM	000° to 210°	20	10	70	49	80	20
VOL	All	20	12	70	45	80	20

COV: cover material overlays other domains, not show in Figure 13-1.

Figure 13-1 shows a plan of the geotechnical domains used in pit optimization and design.

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Source: PV, 2022

Figure 13-1  Geotechnical Domains and 2023 Ultimate Shell and Quarries

13.2	Hydrogeological Parameters and Depressurization Strategy

Hydrogeological conditions represent a critical modifying factor for slope stability at Pueblo Viejo, particularly within low-permeability carbonaceous sediment units. The depressurization strategy combines vertical dewatering wells with extensive horizontal drain holes (HDHs) drilled from multiple bench levels.

As of 2025, the system includes approximately 17 vertical wells (with 8–12 operational at any time) and ~60 km of HDHs installed from 2023–2025. Pumping rates generally range from 6–10 L/s in the Moore pit and ~11 L/s in the San Juan quarry. Instrumented piezometers indicate progressive reductions in pore pressure as new drains come online.

Depressurization efforts focus on zones where structural fabrics, low permeability, and groundwater recharge otherwise reduce slope stability. These include the north and east pit walls where persistent bedding and shear structures influence groundwater flow paths.

The groundwater model is regularly updated using monitored pore pressures and pumping data, ensuring alignment between predicted and observed hydrologic behavior.

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Hydrogeological conditions, and particularly depressurization performance, materially influence the achievable slope angles, with insufficient drawdown leading to increased risk of fabric-controlled instability.

13.3	Mine Design

The final pit design is based on the following parameters:

●	Bench height is 10 m with single and double benching by sectors;

●	Main haul roads are designed with 35 m width and maximum 10% gradient;

●	Roads within the carbonaceous sediments geotechnical domain are designed with a width of 40 m to account for residual geotechnical risk;

●	In-pit single-lane haul roads (typically to within 3 x 10 m benches of pit bottom) have a design width of 20 m and a maximum gradient of 12%; and

●	The minimum mining width for phase design is generally targeted to be 60 m; however, locally can be narrowed to 40 m.

●	The geotechnical parameters as discussed in Table 13-1.

A cross-sectional comparison between the resulting final pit design and the Whittle optimization shell is shown in Figure 13-2.

13.4	Stockpiles

The mine design and scheduling strategy at Pueblo Viejo focuses on maximizing net present value through an elevated cut-off grade approach. Under this strategy, higher-grade ore is preferentially fed to the process plant by blending material from active pits and stockpiles, ensuring consistent feed quality. Lower-grade ore is directed to stockpiles, where it is stored for future processing driven by capacity, blending requirements, and economics.

Stockpiles are planned to be reclaimed in multiple phases throughout the LOM, guided by a stockpile optimization study. Typical stockpile design considers a 10 m bench height and a 7 m berm width.

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Section A-A'
1,100RL
1,000RL
900RL
800RL
700RL
600RL
500RL
400RL
300RL
200RL
100RL
0RL
-100RL
-200RL
Z
374500
375000
375500
376000
376500
377000
N
Monte Negro
Cumba
Moore
A
A'
LEGEND
FINAL PIT RESERVE DESIGN
WHITTLE SHELL RR2025
0 250 500 1,000
Meters

Source: PV, 2025

Figure 13-2  Final Pit Design Versus Whittle Shell Comparison Cross-section

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13.5	Waste Rock Storage Facilities

PV manages waste rock according to geotechnical and environmental modifying factors to limit acid generation and ensure long-term stability. PAG waste must be stored under anaerobic conditions, either by co-disposal in the TSF or by placement below the water table in backfilled pits.

Because TSF capacity and sequencing constraints prevent immediate final placement, PAG material is temporarily stored in WRSFs and later rehandled into the Naranjo TSF or in-pit voids. The Hondo PAG WRSF provides temporary capacity for over 108 Mt of PAG waste.

WRSFs are designed in accordance with geotechnical criteria and the Waste Rock Management Plan, with typical bench and berm configurations applied to manage stability and drainage. PAG placement is controlled through limits on allowable PAG content or the use of low-permeability liners, and setback requirements prevent exposure to air and water.

Non-acid generating (NAG) waste may be deposited in reclamation-ready WRSFs or used for backfilling. Where pits are used for backfilling, PAG material must be encapsulated or placed below defined water-table rebound limits. Backfill below natural topography does not require stability analysis.

Final dump slopes follow the more conservative of geotechnical stability requirements or reclamation criteria, including seismic considerations.

13.6	Mining Equipment and Personnel

13.6.1	Mining Equipment

The Mine operations use conventional drilling, blasting, truck, and loader methods with various support ancillary equipment; Table 13-2 summarizes the current primary loading, hauling, rehandle, and drilling equipment fleet and the peak number of units required in the LOM.

Table 13-2  Primary Production Equipment

Activity	Equipment	Current Number	Peak Number
Loading	CAT 994 Loaders	3	3
Loading	Hitachi 3600 Hydraulic shovels	3	4
Hauling	CAT 789 C/D Rear-dump trucks (177t)	46	77
Drilling	Sandvik D55SP	5	6
Stockpile Rehandle	CAT 994 Loaders	2	2

The average planned availability and utilization of the primary production fleet are summarized in Table 13-3.

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Table 13-3 Planned Equipment Availability and Utilization

Equipment	Average Planned Availability	Average Planned Utilization
CAT 994 Loaders	80.7%	82.3%
Hitachi 3600 Hydraulic shovels	77.9%	82.8%
CAT 789 C/D Rear-dump trucks	82.9%	82.0%
Drills	80.0%	70.0%

Ore rehandling activities are performed by PV and utilize the loaders and haul truck of the primary production fleet. Mining of the limestone and diorite quarries is also undertaken using the primary production fleet.

Blasting practices are configured to support safe and efficient mining, with patterns adjusted for dilution control, geomechanical conditions, material hardness, and ore–waste distribution. Drill holes vary in diameter and depth according to fragmentation requirements, and a specialist contractor supplies and loads explosives using emulsion, ANFO, or packaged products as appropriate for ground conditions. Powder factors are selected to achieve the required fragmentation for both ore and waste.

Ancillary mining activities are performed using a support fleet including excavators, dozers, graders, water carts, and front-end loaders.

Pit dewatering is conducted through surface piping and diesel-driven pumps that transfer water to ARD1 for treatment or compliant discharge. In carbonaceous sediment areas, surface-water management has been improved through installation and rehabilitation of lined channels to reduce infiltration, control runoff, and minimize erosion. These measures enhance depressurization performance and support slope stability in geotechnically sensitive domains.

13.6.2	Personnel

Pueblo Viejo requires a large workforce to conduct its operations. As at December 31, 2025, there are approximately 1,063 people directly employed in the mining operations (see Table 13-4).

Table 13-4 Mine Operations Headcount

Area	Staff	Hourly	Total
Operations	61	417	478
Maintenance	63	281	344
Technical Services	50	4	54
Mineral Resources Management	42	41	83
General Services	16	88	104
Total	232	831	1,063

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13.7	Production Schedule

13.7.1	General Strategy

Pit mining is expected to continue for 23 years, ending in 2048. Limestone rehandle and processing will continue until 2049. In the past, PV mined more ore than the plant could process, which led to stockpiling lower-grade material. With expanded processing capacity and changes in the ore profile, PV now focuses on feeding higher-grade material to the plant using a mix of direct pit ore and stockpile reclaim. This approach helps keep plant feed consistent while still mining more ore than is processed. Lower-grade ore will continue to be stockpiled for future use. The LOM plan includes a detailed blending strategy with phased stockpile reclaim and deposition.

Total ore mined from the pits is estimated at 218 Mt (100% basis) at average grades of 2.06 g/t Au, 11.76 g/t Ag, and 9.05% Stot. As of 31 December 2025, stockpiles contain 92 Mt of ore at average grades of 2.04 g/t Au, 13.59 g/t Ag, and 6.79% Stot. The LOM schedule includes approximately 310 Mt of processed ore (100% basis), averaging 2.06 g/t Au, 12.30 g/t Ag, and 8.45% Stot, containing roughly 20 Moz of gold and 120 Moz of silver. Based on annual recovery rates of 74.5%–85.7% for gold and 23.5%–60.9% for silver, total recovered metal is projected at 16.4 Moz of gold and 64.7 Moz of silver (100% basis).

13.7.2	Waste Rock Storage Facility Sequencing

PAG waste is currently placed in temporary ex-pit WRSFs and will later be rehandled to the Naranjo TSF and to mined-out pit voids below the water table. Pit backfilling is scheduled to begin in 2042 and continue through the end of mine life, accommodating approximately 180 Mt of PAG waste. The Naranjo TSF is expected to begin receiving PAG waste in 2028. NAG waste is presently placed in mined pit voids and, beginning in 2026, will be deposited in a designated NAG stockpile northwest of the quarry voids as capacity allows.

13.7.3	Limestone and Diorite Production

Limestone is required for the ore processing and TSF construction, while diorite is used primarily for TSF construction. Limestone is sourced from quarries adjacent to the pits and classified as either quality limestone or NAG waste. Diorite quarries located near the El Llagal TSF provide filter material and additional TSF construction rock, producing both NAG and PAG waste. Production schedules for limestone and diorite are aligned with processing plant requirements and TSF construction demands.

13.7.4	LOM Schedule Summary

A summary of the LOM mining schedule is provided in Table 13-5.

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Table 13-5  LOM Mining Schedule

		LOM	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037
Mining - Pits
Ore Mined	kt	217,649	7,397	4,198	13,293	7,997	2,042	4,357	18,777	12,295	2,059	3,681	12,009	8,812
Waste Mined	kt	490,125	25,903	29,755	10,400	24,479	16,292	27,171	26,448	34,394	42,380	15,349	8,936	23,703
Total Mined - Pits	kt	707,774	33,301	33,953	23,693	32,475	18,334	31,528	45,226	46,689	44,439	19,030	20,945	32,515
Mining - Quarries
Quality Limestone	kt	321,561	15,151	18,383	23,527	15,911	18,167	20,001	17,979	16,731	16,710	19,334	15,618	14,749
Waste Limestone	kt	203,267	13,139	4,974	10,189	5,137	22,814	15,731	8,505	2,351	13,746	34,670	14,977	5,846
Total Quarry Mined	kt	524,828	28,290	23,357	33,716	21,048	40,981	35,732	26,484	19,082	30,456	54,004	30,595	20,596
Total Rehandle	kt	599,483	21,725	21,173	20,788	25,154	21,601	32,262	18,849	18,048	16,486	17,099	26,111	24,151

Total Moved	kt	1,832,085	83,316	78,483	78,197	78,678	80,916	99,522	90,559	83,819	91,381	90,133	77,650	77,262

		LOM	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048	2049
Mining - Pits
Ore Mined	kt	217,649	3,549	3,476	3,808	16,274	12,819	19,274	15,493	5,961	13,488	13,220	13,372	0
Waste Mined	kt	490,125	24,340	23,078	11,175	28,715	19,181	12,726	16,507	27,039	26,512	7,268	8,371	0
Total Mined - Pits	kt	707,774	27,889	26,554	14,983	44,989	32,000	32,000	32,000	33,000	40,000	20,488	21,742	0
Mining - Quarries
Quality Limestone	kt	321,561	19,459	9,927	8,471	7,816	8,620	8,238	12,407	10,865	13,641	9,012	846	0
Waste Limestone	kt	203,267	4,324	2,315	21,250	6,001	4,801	1,345	3,685	2,886	3,440	1,084	57	0
Total Quarry Mined	kt	524,828	23,784	12,241	29,721	13,817	13,421	9,583	16,091	13,751	17,081	10,095	903	0
Total Rehandle	kt	599,483	23,883	25,875	19,405	18,307	27,462	33,567	29,724	33,204	20,861	32,741	65,946	5,059

Total Moved	kt	1,832,085	75,556	64,670	64,109	77,113	72,883	75,150	77,815	79,955	77,942	63,324	88,592	5,059

Note:

•	All figures are based on 100% basis.
•	Totals may not add due to rounding.

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14	Processing and Recovery Methods

14.1	Current Operations

The Pueblo Viejo processing plant is designed to process approximately 14 Mtpa of ROM and stockpiled refractory ore. Actual operating performance is consistent with process assumptions used for predicting throughput, recoveries, and reagent consumptions. The main process plant consists of the following unit operations:

●	Two parallel primary crushing circuits;

●	Parallel SAG Mill-Ball Mill and Single Stage SAG Mill grinding circuits with pebble crushing;

●	Flotation circuit;

●	POX circuit;

●	POX Discharge Carbon-in-Leach (PDCIL) cyanidation circuit;

●	Flotation Tails Carbon-in-Leach (FTCIL) cyanidation circuit;

●	A single carbon elution circuit; and

●	A refinery producing doré bullion.

Ancillary and support facilities include the following unit operations:

●	Three parallel oxygen production plants;

●	Limestone crushing and calcining circuit;

●	Limestone grinding circuit;

●	Lime slaking circuit;

●	Effluent neutralization and solution cooling circuit;

●	Cyanide destruction circuit; and

●	A tailings effluent treatment plant circuit.

A simplified flow sheet of the Pueblo Viejo processing plant is shown in Figure 14-1.

Staffing is structured into two function areas, process operations and fixed plant maintenance. The process plant operates 24/7 utilizing 4 rotating shifts. Total head count as of December 31, 2025 is 1,116 with a breakdown shown in Table 14-1.

Table 14-1  Processing Facility Headcount

Area	Staff	Hourly	Total
Operations	110	420	530
Maintenance	167	469	636
Total	277	889	1166

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Run-of-Mine Ore
Primary Crushers
Coarse Ore Stockpile
Grinding
O/F
Flotation
Concentrate
Thickening
O/F
Float Tails Thickening
U/F
Flash Recycle
Pressure Oxidation
Flash Forward
Flash Recycle Thickening
O/F
Ferric Precipitation pH 1.0 to 4.0
U/F
U/F
Hot Curing
Neutralization pH 4 to 8.5
CCD Washing
O/F
O/F
HDS Thickening
Cooling Tower
U/F
Reclaim Water
Lime Boil Pre-Heat
Tailings Storage
ARD Water
Lime Boil
U/F
Effluent Treatment
Margajita River
Slurry Cooling Tower
Brine
Reverse Osmosis
Make-up Water
CIL Cyanide Leaching
Carbon Reactivation
Cyanide Destruction
Float Tails CIL Cyanide Leaching
Acid Wash and Elution
Electrowining
Pregnant Solution
Gold/Silver Sludge
Smelting
Doré Bars
BARRICK
PUEBLO VIEJO JV

Pueblo Viejo
Simplified Process Flowsheet

Source: PV, 2025

Figure 14-1  Simplified Pueblo Viejo Process Flow Diagram

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Table 14-2 summarizes the capacity and key parameters of major equipment in the current PV flowsheet.

Table 14-2  Major Equipment Summary

Ore crushing		Capacity/Power
Primary Crushing 1	Gyratory	375	kW
	Nominal	1,309	tph
	Design	1,645	tph
Primary Crushing 2	TSU 1100x1800	450	kW
	Nominal	1,500	tph
	Design	3,000	tph
Ore grinding		Capacity/Power
SAG mill	D=9.7m x L=4.8m	9,000	kW
Ball mill	D=7.92m x L=12.4m	16,400	kW
SAG mill 2	D=11.5m x L=7.3m	23,000	kW
Flotation		Capacity/Power
Flotation cell	2 trains of 5 cells	600	m3
POX		Capacity/Power
Fresh Feed GEHO AC Feed Pumps		246	m3/h
Flash Recycle GEHO AC Feed Pumps		450	m3/h
Oxygen Plant		Capacity/Power
Primary Plant Oxygen		4,152	tpd
Expansion Plant Oxygen		2,602	tpd
Limestone crushing		Capacity/Power
Limestone crusher	Gyratory	820	tph
Limestone grinding		Capacity/Power
Limestone SAG mill	D=6.3m x L=3.66m	2,610	kW
Limestone Ball mill	D=5.49m x L=9.75m	3,542	kW
Vertical mill		3,020-3,630	kW

14.1.1	Crushing

The ROM and stockpile ore is crushed to a P80 of approximately 130 mm using two parallel primary gyratory crushers and conveyed directly to two adjacent coarse ore stockpiles. Crushed ore is reclaimed using apron feeders positioned beneath each stockpile and conveyed to the grinding circuit.

14.1.2	Grinding

The grinding circuit consists of two parallel lines: a Semi-Autogenous Ball Mill Crusher (SABC) line and a single stage SAG mill (SS-SAG) line. The SAG mills in both the SABC and SS-SAG lines are in a closed circuit with dedicated vibrating screens and pebble crushers as well as hydrocyclones fed from the mill discharge pump boxes. The ball mill in the SABC circuit is also in closed circuit with a third hydrocyclone pack. Target grinding circuit product size to subsequent processing is P80 of approximately 75 µm.

14.1.3	Flotation

A fraction of the overflow from the hydrocyclones is pumped to the flotation circuit consisting of two parallel trains, each composed of a surge tank, a conditioning tank, and five 600 m3 flotation cells.

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Reagents are added to the influent slurry to promote separation of the contained sulfide minerals and associated gold and silver content. The combined rougher concentrate from all ten cells is returned to the grinding area and mixed with the balance of hydrocylone overflow that bypasses flotation. The subsequent mixture is then thickened to approximately 50% solids and pumped to the to the autoclave feed storage tanks ahead of the POX circuit. The flotation tailings are pumped to a separate thickener with the underflow reporting to the FTCIL circuit.

14.1.4	Pressure Oxidation

The POX circuit consists of four autoclaves operating in parallel. Slurry from the autoclave feed storage tanks is metered to each autoclave to ensure optimal reaction conditions. The ore is oxidized using high purity oxygen for 60 minutes at a temperature of 225°C and a pressure of 3,100 kPaG (500 PSIG). Slurry temperature is regulated by selective addition of cooling water.

The oxidized slurry is flash discharged and pumped to hot cure tanks, where it is maintained at more than 90°C for 12 hrs to redissolve basic ferric sulfate formed in the oxidation process. Excess steam from the quench is condensed in the quench tower and scrubber systems. Once cured, the slurry is washed in a three-stage counter current decantation (CCD) circuit to remove sulfuric acid and dissolved metal sulfates. Underflow from the CCD is reheated to 95°C using steam from the autoclave flash discharge and maintained at more than 85ºC for 4.5 hrs with excess lime added to break down the jarosite and liberate entrained silver.

14.1.5	Cyanidation, Carbon Elution, and Refining

Effluent slurry from the lime boil stage is cooled to 50°C and pumped to the PDCIL cyanidation circuit, where gold and silver are extracted using cyanide and activated carbon. The PDCIL features 11 agitated tanks in series with counter current carbon advancement.

A second CIL circuit is used to extract gold and silver from the flotation tailings previously separated from the main process stream. The FTCIL contains five agitated tanks in series with counter current carbon advancement.

Loaded carbon from each CIL circuit is screened and rinsed to separate slurry and then transferred to a single handling facility where it is acid-washed and stripped using the Zadra elution process. Gold and silver in the pregnant eluate are recovered by electrowinning (EW). Finally, the gold sludge is dried, retorted to remove the mercury, fluxed, and smelted to produce doré bullion bars. The stripped carbon is reactivated in horizontal carbon kilns and recycled back to the CIL cyanidation circuit.

14.1.6	Oxygen Production

Oxygen is generated onsite and introduced in the autoclaves to facilitate the oxidation reactions. Oxygen consumption is driven by the oxidation process and is typically close to circuit maximums for the POX facilities.

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14.1.7	Limestone and Lime Processing

Limestone and lime used for processing operations are obtained and produced onsite. Quarried limestone is crushed in a gyratory crusher and then conveyed to a vibrating screen to separate the material into size fractions. The finer and coarser materials are sent to the limestone grinding circuit, where it is ground in a SAG/ball mill circuit to produce a fine limestone slurry with a P80 of 60 µm used in the neutralization and ARD treatment processes. The midsized limestone is conveyed to three large lime vertical kilns for calcination. The resulting lime is subsequently slaked to produce the milk of lime used in the grinding, lime boil, effluent treatment, and final neutralization processes.

14.1.8	Effluent Neutralization

The CCD wash thickener overflow, containing more than 99% of the dissolved metal sulfates and sulfuric acid, is used to condense the flash vapour in the autoclave quench systems and consequently contributes to reducing emissions to the atmosphere. The solution, at 95 to 100°C, is sent to the ferric iron precipitation tanks for partial neutralization using limestone. The resulting slurry is pumped to and treated with limestone and lime in a high-density-sludge (HDS) neutralization circuit to precipitate the remaining metal sulfates. The sludge is thickened and pumped to the tailings facility after blending with the CIL tailings. The HDS thickener overflow is cooled in a series of solution cooling towers to less than 40°C and recycled back to the CCD wash circuit.

14.1.9	Cyanide Destruction

Tailings slurries from each CIL circuit are combined for disposal. The INCO cyanide destruction process is used to remove residual cyanide by reaction with sulfur dioxide (SO2) using copper sulfate as catalyst.

14.1.10	Effluent Treatment Plant

An ETP is used to treat the combined flows of tailings effluent and mining area contact water released into the Margajita drainage basin. The ETP process consists of two sequential stages. The pH of the combines solution is increased to 8.5 using a combination of lime and limestone to precipitate dissolved solids. Then the resulting suspension is clarified to produce a clear overflow for discharge to the environment. A high percentage of the sludge from the clarifier underflow is recycled to the head of the circuit, where it is mixed with the incoming solution to provide the nuclei for crystal formation. The remaining is comingled with process tailings for permanent storage and disposal.

14.2	Power, Water, Process Reagents, and Personnel Requirements

14.2.1	Power

Power is supplied to the plant substation intake transformers at 230 kV and reduced to 34,500 VAC for plant distribution. The operational steady-state energy demand at full capacity is approximately

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210 MW, with estimated power consumption of 1,740 GWh per year and a projected consumption rate is set at 124.2 kWh per processed tonne.

14.2.2	Water

The current regime of water consumption and discharge as agreed with the authorities includes:

●	Raw water abstraction from Hatillo Reservoir not to exceed at 3,200 m3/h; and

●	Treated water discharge to Margajita River a minimum of 1,655 m3/h.

Tailings Reclaim Water

The detoxified slurry from the CIL tail together with sludge from the HDS circuit and neutralized solids from the ETP are all pumped to the TSF approximately 3.5 km south of the plant site. Solution is reclaimed from process tailings facilities and pumped back to the process facility plant to be reused.

Process Water

Process water from the POX feed thickener and the flotation tailings thickener is reused continuously in process operations. Dedicated operating and standby process water pumps return process water to the grinding circuit and supply service water for flushing, hosing and screen spraying applications.

Raw Water

Raw water is used for the Mine’s reagent make-up, firefighting system, potable water supply and gland seal water. It is supplied from Hatillo Reservoir and distributed from intermediate storage tanks using dedicated operating and standby raw water pumps.

A fraction of the raw water supplied is treated to produce potable water which is delivered to a potable water hydrosphere that maintains the pressure for the immediate supply of safety showers and drinking water in the plant and office buildings.

The current annual average for the main water streams is shown in Table 14-3. No significant changes are expected for future operations.

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Table 14-3  Main Water Streams in the Plant

Water	Average Annual Usage (m3/h)
Raw water from Hatillo	2,870
TSF reclaim water	600-1,000
Reclaim water to Process Plant	1,000-4,000
ETP discharge to Margajita	1,655-2,300
Existing Gland Water requirement	250-300
Potable Water	15

14.2.3	Reagent Requirements

Many reagents are used across the Pueblo Viejo processing circuits. Each reagent has different drivers as described below, but all reagents are strongly dependent on ore tonnes and their chemical constituents processed. A summary of the key reagent consumption is shown in Table 14-4.

Table 14-4  Reagent Consumption

Grinding	Unit	Consumption
SAG Mill Media consumption	kg/t ore feed	0.7 - 0.12
Ball Mill Media consumption	kg/t ore feed	0.6 - 0.8
New SAG Mill Media consumption	kg/t ore feed	0.7 - 1.4
Limestone and Lime	Unit	Consumption
Limestone (as 100% CaCO3)	kg/t ore feed	307 - 400
Lime (as 100% CaO)	kg/t ore feed	51 - 63
Flotation Reagents	Unit	Consumption
Activator – Copper sulfate (CuSO4)	g/t	100
Collector – PAX	g/t	140
Depressant – Guar Gum	g/t	100 – 300
Frother – MIBC	g/t	100 - 115
POX Oxygen	Unit	Consumption
Oxygen	tpd	7,000
CIL & Cyanide Detoxification	Unit	Consumption
Cyanide	kg/t feed	0.89 - 1.2
Prilled sulfur for SO2	kg/t feed	0.63
Flocculant	Unit	Consumption
POX Feed	g/t POX feed	40
Flotation Tails	g/t feed	20
Flash Recycle Thickener	g/t R Conc	20

Grinding Media

Varying sizes of high chrome and forged steel grinding media are used in the milling circuits. Consumption of grinding media is driven by tonnes processed and ore hardness and abrasion.

Limestone and Lime

Limestone slurry is required in the iron precipitation and neutralization circuit. It is supplied to the iron precipitation and neutralization areas from a dedicated storage tank with a ring-main pumping and distribution loop.

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Lime slurry is required in the lime boil circuit and for maintaining target pH levels in the milling, flotation, and CIL circuits. Slaked lime slurry is stored in dedicated storage tanks and distributed to each area via a ring-main pumping and distribution loops.

Flotation Reagents

Primary flotation reagents include potassium amyl xanthate (PAX), copper sulfate, guar gum, and methyl isobutyl carbinol (MIBC). Addition rates are prescribed based on results from metallurgical testing and can vary depending on the ore types to be treated. Dosing pumps are used to meter the reagents to dedicated addition points throughout the circuit.

Oxygen

Oxygen is produced onsite in three purpose-built facilities. It is used as an oxidant in the POX process. Consumption rates depend on the sulfide concentration of ore processed.

Cyanide

Cyanide is used as a lixiviant to dissolve the gold into solution to prepare the gold for carbon absorption. Cyanide is also used in the gold stripping process to remove the gold from carbon after the CIL processes. Cyanide consumption is driven by tonnes processed, circuit pH, and concentration of other cyanide consuming metals, such as iron and copper.

Carbon

Activated carbon is used in the CIL circuits to recover the gold-cyanide complex formed during cyanidation. Carbon is treated at the strip circuits and regenerated to reuse in the circuits. Carbon consumption is driven by attrition in the circuits due to agitation, pumping, and treatment in the stripping and regeneration process

Flocculant

Flocculant is added at the Flotation Tails and Flash Recycle Thickeners to aid in slurry settling. The flocculant solution is made up to 0.25% strength and is stored in a separate dosing tank from which the flocculant is pumped to the thickener in-line mixer for further dilution.

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15	Infrastructure

The Pueblo Viejo Mine is a mature, fully developed operation that has been active since 2010 and currently possesses extensive infrastructure supporting mining, processing, tailings management, water supply, power, logistics, and support facilities. Planned upgrades and new facilities will support long-term growth and expansion.

A site infrastructure plan is presented in Figure 3-2.

15.1	Site Access and Transportation

The mine is accessible from Santo Domingo via the four-lane, paved Autopista Duarte (Highway #1), which is in good condition and approaches within 22 km of the site. A two-lane paved road connects the highway to the mine. Multiple international seaports and airports are within regional proximity, supporting import logistics. The Dominican customs agency maintains an on-site presence to expedite material clearance.

15.2	Water Supply

Water for the process plant is provided by:

●	Freshwater from Hatillo Reservoir

o	Pumped using three barge-mounted vertical turbine pumps and three booster pumps.

o	Capacity: 3,200 m³/h through a 10.5 km pipeline.

o	Freshwater pond provides approximately 12 hrs of storage via gravity feed.

●	Reclaim Water from El Llagal TSF

o	Six barge pumps deliver up to approximately 6,000 m³/h through dual pipelines to the ETP and process water tank.

The pipeline system branches to supply the fire water tank, potable water system (Cumba Tanks), and make-up water for the Taino Dam, which provides three days of contingency supply.

15.3	Power Supply

The mine receives electricity through two independent 230 kV transmission sources:

●	Primary supply – Quisqueya 1 Power Plant (215 MW)

o	Dedicated 114 km, 230 kV transmission line directly connects to the Pueblo Viejo substation.

o	Secondary path runs 138 km to the Bonao III substation, then 27 km to site.

o	Excess power is sold into the SENI grid.

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●	Secondary supply – National Grid (SENI)

o	Connected via Piedra Blanca Substation transformers (250 and 350 MVA).

o	Capable of meeting full site load.

The mine’s peak load to date was 210 MW and averages 175 MW at full production. Demand is expected to exceed Quisqueya 1 capacity around 2032 and will be supplemented by SENI and a solar plant is expected to enter service in 2029.

Power is distributed from the site’s 230 kV main substation through four main transformers (two serving the oxygen plants). Emergency power is provided by 20 MW of diesel generation for critical systems.

15.4	Roads and Haulage Infrastructure

A network of gravel internal access roads and mine haul roads supports movement of ore, overburden, limestone, and PAG materials. These facilitate both tailings/waste deposition and dam construction activities.

15.5	Communications and IT

Approximately 40 km of redundant fibre-optic backbone provides connectivity for things such as:

●	Distributed control systems (DCS)

●	Programmable logic controller (PLC) networks

●	Motor control systems

●	Fire detection

●	VoIP systems

●	General IT infrastructure

15.6	Fuel and LNG Facilities

●	Diesel storage: Approximately 1.2 ML distributed across multiple stations.

●	LNG storage: 0.7 Mm³, supplying the lime kilns since 2022.

15.7	Waste and Sewage Management

Domestic wastewater is collected via underground gravity sewers serving construction and operations camps. Two 280 m³/d treatment plants provide primary/secondary treatment.

Solid waste is centralized for landfill disposal south of the Mejita TSF.

Historic hazardous waste landfills, managed by the Government, are planned east of the Mejita TSF.

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15.8	Fire Protection

Fire protection is delivered via firewalls, sprinklers, hydrants, hose stations, and an underground fire water network supplied from the freshwater/fire water tank.

15.9	Security

Access control includes perimeter fencing around key infrastructure, 24-hour patrols, and military support for explosive storage security.

15.10	Tailing Storage Facilities

15.10.1	El Llagal TSF (Existing)

●	Located 3.5 km south of the plant.

●	Current deposition continues until ~2030, with an ultimate crest elevation of 275 m AMSL.

●	Closure design remains under development; tailings will be shaped for positive drainage with spillways at valley margins.

15.10.2	Naranjo TSF (Proposed)

●	Starter Dam construction expected 2027–2030 following permitting.

●	Will receive tailings (2030–2049) and PAG waste rock (2028–2045).

●	Total storage requirement: 500 Mm³ (345 Mt tailings; 453 Mt PAG waste rock).

●	Geomembrane-lined rockfill dam with low permeability fill and filter materials.

●	Designed for Extreme consequence classification (Global Industry Standard on Tailings Management (GISTM)(GTR, 2020), Canadian Dam Association (CDA) Dam Safety Guidelines and technical bulletins).

●	Seismic design based on 1/10,000 AEP event (PGA = 0.92 g).

●	Includes emergency spillway, seepage recovery dams, and water management structures.

15.11	Waste Rock Storage Facilities (WRSFs)

Multiple temporary WRSFs store NAG and PAG material near the pits. From 2028 onward, PAG will be placed in the Naranjo TSF basin and submerged under tailings at closure to mitigate ARD.

15.12	Stockpiles

Ore stockpiles located near the open pit are scheduled for rehandling and processing over the LOM.

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15.13	Closure Infrastructure

At closure:

●	Tailings will cover PAG material with a minimum 10 m layer to restrict oxygen ingress.

●	A 1.0 m NAG cover (including 0.3 m growth medium) will be placed over exposed tailings.

●	Permanent spillways will manage passive discharge once reclaimed water quality meets standards.

●	Closure concepts apply to both El Llagal and Naranjo TSFs.

15.14	QP Comments on Infrastructure

PV is a mature site which has a considerable amount of infrastructure, including processing facilities, workshops, TSFs and WRSFs, offices, roads, power, process and potable water facilities, and communication facilities. These have been built to support the Mine with additional and future planned upgrades of various infrastructure for continuing operations. The QPs consider the current and future planned infrastructure adequate to support the Mineral Resources and Mineral Reserves estimate.

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16	Market Studies

16.1	Market Studies

The Pueblo Viejo Mine is an active mining operation producing a readily saleable commodity in the form of gold and silver doré. Gold and silver are freely traded at prices that are reported daily by reputable trading facilities such as the London Bullion Market Association (LBMA) and no market studies are relevant as a result.

There are no agency relationships relevant to the marketing strategies used.

16.2	Commodity Price Assumptions

Barrick sets metal price forecasts by reviewing the LOM for the operations, which is more than 20 years, and setting the commodity price for that duration. The guidance is based on a combination of historical and current contract pricing, contract negotiations, knowledge of its key markets from a long operations production record, short-term versus long-term price forecasts prepared by Barrick’s internal marketing group, public documents, and analyst forecasts when considering the long-term commodity price forecasts.

In accordance with industry accepted practices, higher metal prices are used for the Mineral Resource estimates ensuring the Mineral Reserves are a sub-set of, and not constrained by, the Mineral Resources, satisfying the test of reasonable prospect of economic extraction.

The long-term metal price forecasts are:

●	Mineral Resources: US$2,000/oz Au and US$25.00/oz Ag.

●	Mineral Reserves: US$1,500/oz Au and US$21.00/oz Ag.

16.3	Contracts

Pueblo Viejo is a large modern operation, and Barrick and Newmont are major international firms with policies and procedures for the letting of contracts. The contracts for smelting and refining are considered routine contracts for a large producer, and the terms of such contracts are within industry norms.

While there are numerous contracts in place for the Mine operations, there are no contracts considered to be material to the Registrant or PV.

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17	Environmental Studies, Permitting, and Plans, Negotiations, or Agreements with Local Individuals or Groups

17.1	Environmental Assessment and Studies

A substantial body of environmental work has been undertaken at the Pueblo Viejo Mine, largely driven by the legacy environmental impacts associated with historical operations prior to 1999. Past mining left behind open pits, tailings impoundments, stockpiles, waste rock dumps, and contaminated infrastructure without adequate closure. The resulting environmental degradation, particularly acid rock drainage (ARD) and hazardous materials exposure, has shaped the basis of current assessments and ongoing remediation.

17.1.1	Legacy Environmental Conditions

Historic operations of previous operators generated significant ARD from sulfide-rich pit walls, dumps, and stockpiles, leading to long-term contamination of local streams and groundwater systems. Additional legacy hazards included hydrocarbon-impacted soils, mercury residues, asbestos-containing materials, and escaped tailings. Remediation responsibilities are shared under the Special Lease Agreement (SLA) between Pueblo Viejo (PV) and the Government of the Dominican Republic. An agreement was reached in 2009 that PV would donate up to US$37.5M, or half of the Government’s total estimated cost of US$75M, for its clean-up responsibilities. In December 2010, PV agreed to contribute the remaining US$37.5M on behalf of the Government towards these clean-up activities.

Much of the legacy mitigation work has been completed. The remaining necessary mitigation work involves the historic Mejita TSF. This work is in progress and has two main stages: the construction of a seismic mitigation buttress for, and a cover over the Mejita TSF. Both stages of this work are partially completed. A site investigation program and final design of the stages will take place in 2026, and final construction will start after the design has been approved.

17.1.2	Environmental Investigations and Studies Completed

To support current and future operations, PV has consolidated and updated environmental studies required for permitting and operational management, including the unification of previously separate environmental licenses. Key analytical work and studies have included:

●	Hydrological and hydrodynamic assessments, including updated water balance models reflecting the integration of the Naranjo Tailings Storage Facility (TSF) and related water management structures.

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●	Hazard and risk assessments, following Barrick’s Formal Risk Assessment Framework (FRA), focusing on worker safety, environmental pathways, biodiversity, water resources, noise, and cultural heritage.

●	Environmental and Social Impact Assessments (ESIA) for new infrastructure such as the Naranjo TSF, reviewed and approved by the Ministry of Environment.

●	Groundwater modelling, completed by Piteau Associates (2022–2025), assessing potential seepage, predicted chemical loading, and recommended mitigation measures.

●	Biodiversity, archaeological, and land-use assessments, aligned with ISO 14001 and internal Environmental Management System requirements.

17.2	Environmental Considerations

Environmental considerations at Pueblo Viejo are predominantly influenced by water quality management, ARD control, tailings and waste rock management, and the long-term stability of legacy facilities.

17.2.1	Water Management

Water management at the Pueblo Viejo Mine has been evaluated with respect to its ability to support ongoing operations, meet applicable regulatory requirements, and manage environmental risks associated with surface water, contact water, and groundwater. The evaluation considers existing infrastructure, planned facilities, operational practices, and updated water balance and groundwater modeling.

The mine is located within the Margajita, Maguaca, El Rey, and Guardianón watersheds and has been affected by historical mining activities that altered natural drainage patterns and contributed to previous acid rock drainage (ARD). Current water management systems are designed to capture, store, treat, reuse, and discharge mine-affected water in a controlled manner, while limiting off-site impacts.

Key water management infrastructure includes freshwater supply reservoirs, engineered contact-water storage facilities, pits used for temporary water storage, ARD collection ponds, effluent treatment plants (ETPs), and tailings storage facilities. The Hatillo Reservoir serves as the primary freshwater source, supplemented by the Taino Reservoir and freshwater storage pools. Contact water is collected primarily in ARD1, with reduced capacity at ARD3 following backfilling. Additional contact-water storage and operational flexibility are being provided by the ARD4 facility, which is under construction. Treated tailings, waste rock, and ETP sludge are deposited at the El Llagal TSF, with future deposition planned at the Naranjo TSF once commissioned.

Mine-affected water is treated at the ETP using high-density sludge (HDS) treatment prior to discharge. A second ETP with reverse osmosis (RO) treatment is being constructed to enable compliance with more stringent water quality requirements applicable to planned discharges to the

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Maguaca River associated with the Naranjo TSF Project. Discharges are regulated under Dominican Republic water quality standards and supplemented by applicable international guidelines.

The adequacy of the water management system has been assessed using an updated site-wide stochastic water balance model. The model incorporates existing and planned infrastructure, operational practices, and conservative assumptions for precipitation and runoff. Results indicate that available storage, diversion, and treatment capacity is sufficient to manage expected operational inflows and extreme precipitation events, including design flood conditions, while meeting process water demands and discharge criteria. Key facilities are lined to limit seepage and are designed with spillways sized for extreme storm events.

Groundwater conditions have been evaluated using a three-dimensional groundwater flow and transport model developed in support of the Naranjo TSF Project. Modeling results indicate that groundwater impacts during operations are expected to remain localized, with seepage largely captured by downstream seepage recovery systems. Predicted groundwater quality at the property boundary is expected to remain within applicable regulatory limits. Post-closure groundwater conditions are expected to improve as water levels stabilize.

Water management performance is supported by established surface water and groundwater monitoring programs. Monitoring data are used to demonstrate regulatory compliance, assess potential trends, and inform operational controls and adaptive management.

Material risks related to water management include potential delays in permitting or construction of planned facilities, higher-than-anticipated ARD generation, and extreme climatic events exceeding design assumptions. In addition, long-term water treatment requirements during operations and for a defined post-closure period represent an ongoing operational dependency. These risks are addressed through conservative design criteria, system redundancy, monitoring, and active management.

17.2.2	Cyanide and Process Effluent Management

Cyanide destruction is achieved through a conventional INCO SO₂/air circuit, ensuring compliance with national standards for total, WAD, and free cyanide. ETP sludge is co-disposed with tailings within the TSF and meets regulated performance limits.

17.2.3	Waste Rock, Stockpiles, and Solid Waste

All operational stockpiles other than limestone and non-acid-generating (NAG) rock are conservatively classified as potentially acid-generating (PAG). Runoff collection and treatment measures are in place. PV also operates dedicated facilities for hazardous and non-hazardous waste, including landfills, transfer stations, and wastewater treatment plants.

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17.3	Permitting

PV has acquired all the permits necessary to continue the current operations until 2028. There are certain permits related to the Naranjo TSF Project and other additions to the operation that are pending approval or will be required, such as the modification of the Environmental License for the construction of the Naranjo TSF Project as described below.

Initially, PV completed a Feasibility Study on the original Mine in September 2005 and presented an Environmental Impact Assessment (EIA) to the Dominican Government in November of the same year. The Ministry of Environment approved the EIA in December 2006 and granted Environmental License No. 0101-06. Requirements of the Environmental License included submission of the detailed design of tailings dams, installation of monitoring stations, and submission for review of the waste management plan and incineration plant.

Additional Environmental License modifications were subsequently submitted in 2008, 2020, 2022 and 2025. The last modification to the Environmental License No. 0101-06 was issued on November 7th, 2023, which authorized new projects including ARD4 and the Diorite quarry. The 2025 application was to modify and integrate Licenses No. 0101-06 and 0501-23 (Naranjo TSF Environmental License approved in 2023) and submitted to the Ministry of Environment. After the Ministry’s review and discussions with PV, it was concluded that independent permit applications would be more time efficient and feasible for obtaining the required permits. Currently, the independent permit application is being prepared and is planned to be submitted in Q2 2026. These permit applications will include the expansion of the diorite quarry, diorite crusher, TSF Llagal raise to 275 level, new water wells at the El Llagal area, among others.

For the Naranjo TSF Project, an Environmental and Social Impact Assessment (ESIA) was prepared and submitted to the Ministry of Environment in October 2022, and it was approved in 2023 with the Environmental License 0501-23. The location of the Naranjo TSF was one of the preferred options for the MEM and the Ministry of Environment based on the review conducted by such institutions. The Feasibility Study for the Naranjo TSF Project was completed and submitted to the Dominican Government in December 2024. However, the Feasibility Study is being updated due to changes in the design of the Naranjo TSF, and once completed, it will be resubmitted to the Dominican Government.

PV also needs to submit the detailed engineering of the Naranjo TSF to the Dominican Institute of Hydraulic Resources (Instituto Dominicano de Recursos Hidráulicos (INDRHI)) for review and approval. Two main facilities require permits: Temporary Water Management structures (TWMS) and the “Starter Dam”. The TWMS permit was approved in Q1 2026. The Starter Dam and the ultimate dam’s engineering is ongoing, and the permit application was submitted in Q1 2026, with the permit expected to be received within 12 months of submission.

Separate from the mine operations, a second amendment to the SLA became effective on October 5, 2013 (as described in Section 3.2) and the Definitive Concession Implementation Agreement

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executed on 13 November 2015, where the Dominican Government granted PVD a power concession to self-generate electricity and sell excess power to the national grid. Also, in March 2012, PVD obtained an Environmental License for the Quisqueya Power Plant and a power transmission line from San Pedro to the Mine site, which was recently merged into Environmental License No. 0212-12 (modified) dated 18 August 2025.

The principal agencies from which permits (including Environmental Licenses) and agreements are required for mine operation in the Dominican Republic include:

●	Ministry of Energy and Mines (Ministerio de Energía y Minas);

●	Ministry of Environment and Natural Resources – MMARN (Ministerio de Medio Ambiente y Recursos Naturales);

●	Dominican Institute of Hydraulic Resources – INDRHI (Instituto Dominicano de Recursos Hidráulicos);

●	Various Municipalities (Cotuí, for example);

●	Ministry of Public Works and Communications – MOPC (Ministerio de Obras Públicas y Comunicaciones);

●	National Institute of Potable Water and Sewage – INAPA (Instituto Nacional de Aguas Potables y Alcantarillados);

●	General Directorate of Mining – DGM (Dirección General de Minería);

●	Ministry of Industry and Commerce – MIC (Ministerio de Industria y Comercio);

●	Ministry of Defense (Ministerio de Defensa);

●	Ministry of Public Health and Social Assistance – MISPAS (Ministerio de Salud Pública y Asistencia Social);

●	National Energy Commission – CNE (Comisión Nacional de Energía);

●	Dominican Telecommunications Institute – INDOTEL (Instituto Dominicano de las Telecomunicaciones); and

●	Ministry of Housing and Buildings (Ministerio de la Vivienda y Edificaciones).

The processes to obtain and renew permits are well understood by PV and similar permits have been granted to the operations in the past. PV expects to be granted all permits and approvals necessary and see no impediment to such. For permits that require renewal, PV expects to obtain them in the normal course of business.

17.4	Social and Community Requirements Community Engagement and Social Management

PV engages directly with a population of more than 180,000 people across dozens of communities within its direct and indirect impact areas.

PV has implemented a Social Management System comprising a number of defined Social Management Plans. These include plans for Engagement and Disclosure, Land Acquisition and Resettlement, Community Development (with a focus on education, capacity building, production,

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income generation and diversification, microenterprises, community water, and preventive health), Local Content (local employment and development of local suppliers), Community Safety, Support for Environmental Management, and Monitoring and Evaluation.

The Engagement and Disclosure Plan is intended to structure communication between PV, local authorities, and surrounding communities. The plan outlines approaches for information sharing, stakeholder engagement, and consultation, and is referenced as a framework supporting the implementation of other social management plans. Elements such as community participation, strategic alliances, and gender considerations are included within the scope of the plan.

Activities included in the Engagement and Disclosure Plan include formal and informal meetings with stakeholders, routine visits to communities, involvement of community members in identifying issues and potential risks, and the operation of information offices located near the mine site, in Cotuí (the head municipality of Sánchez Ramírez province), and at the Quisqueya I power plant. The plan also includes participatory community mapping and the establishment of a Grievance Mechanism.

The Grievance Mechanism is the process through which stakeholders may submit concerns, complaints, or grievances related to PV’s social and environmental performance. The mechanism follows approaches used by international organizations and was developed through disclosure processes conducted by the Community Engagement and Development (CED) team beginning in 2007. According to the documentation, the Grievance Mechanism forms part of the Engagement and Disclosure Plan and is intended to provide a structured channel for receiving and responding to stakeholder concerns, alongside the broader engagement activities such as meetings, focus groups, information offices, and participatory mapping.

17.4.1	Resettlement and Land Acquisition

The Naranjo TSF Project requires land acquisition and the resettlement of approximately six communities, affecting roughly 680 households. The Resettlement Action Plan (RAP) for Naranjo TSF Project was completed in June 2025.

Currently, PVD is negotiating directly with private landowners to buy the necessary property. However, if they cannot reach an agreement, the Dominican Government has the legal authority to expropriate the land so the project can proceed. This power is based on Article 51 of the Dominican Constitution, which allows the Government to take property for public use or social interest, provided there is a just cause and the owners are paid a fair value. This value is determined either by mutual agreement or by court ruling.

On December 5, 2025 the Dominican Government issued Decree No. 682-25 relating to the declaration of the Naranjo TSF project being of “public utility and social interest” facilitating the legal expropriation if necessary.

Both PVD and the Dominican Government are working together to finalize these property rights, initially through voluntary sales, but if unsuccessful, through the legal expropriation process.

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Package presentation, land acquisition and relocation of the families has started. Key metrics as of December 31, 2025 include:

●	More than 70% of resettlement packages accepted;

●	More than 95% of resettlement housing constructed; and

●	More than 70% of land is acquired for TWMS and Starter Dam.

Earlier resettlement efforts related to the El Llagal TSF were completed in 2009 and remain actively monitored.

17.4.2	Community Development Initiatives

PV has invested more than US$53 million in community programs aligned with the United Nations Sustainable Development Goals. These programs aim to provide long-term support for livelihood restoration, increased agricultural productivity, and local business capacity building.

One of the most important Community Development programs is the AgroEmprende project which started in 2011 with a reforestation, production, and diversification program from Piedra Blanca to Los Haitises National Park. It is now focused on establishing a high production and income diversification project that acts as a model in business, agribusiness, administration, marketing, and capacity building for both the communities around the mine and for those who have been resettled.

17.4.3	Local Content and Employment

PV’s Human Resources department, supported by the Community Engagement and Development (CED) team, delivers targeted learning and workforce development programs aimed at building local capacity. These programs include on-the-job training for local workers, initiatives to expand employment opportunities for communities affected by the mine, and technical training delivered in collaboration with technical-vocational institutions and universities. The approach also includes measures to support succession planning through identification and development of high-potential personnel.

In parallel, CED works with the Supply Chain department to implement a community business incubation and acceleration program focused on strengthening local economic participation. This program supports existing and new local suppliers, promotes the inclusion of local businesses in the supply of goods and services, and incorporates contractual requirements that encourage contractors to meet defined targets for local purchasing

17.4.4	Community Health and Safety

The Community Safety Plan is aimed at strengthening the capacity of communities and emergency response agencies to prevent health and safety risks during the construction of the Naranjo TSF Project and operations. It is designed to reduce the potential impacts (security, health, access to basic services, among others) of a disorderly influx into nearby communities or invasions of acquired

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land associated with the Naranjo TSF Project and efficiently manage the influx with the support of local Governments and residents of the communities near the new Naranjo TSF. For these purposes, CED, Safety and Security have prepared a Land Influx and Protection Management Plan to guarantee the safety of both PV and the communities near it.

17.5	Mine Closure and Reclamation

The most recent Mine Closure Plan was prepared by Piteau in November 2024, submitted to the Dominican Government in March 2025, and is currently under review. The plan addresses key closure components, including legal and regulatory obligations, closure objectives, environmental and social considerations, technical design criteria, closure assumptions, health and safety hazards, and relinquishment conditions. It was developed in accordance with Barrick standards and guidelines, including the Barrick Mine Closure Guidelines, Mine Closure Cost Estimate Guidelines, Social Closure Guidance, Biodiversity Standard, Water Conservation Standard, and the Global Industry Standard on Tailings Management.

The closure vision for Pueblo Viejo is to implement cost-effective, fit-for-purpose measures to manage closure risks while protecting human health, the environment, and future beneficial land use. To support this vision, technical and economic objectives were defined, including physical and chemical landform stability, environmental and human health protection, mitigation of residual risks and uncertainties, legal compliance, capital cost optimization, minimization of post-closure liabilities and maintenance requirements (including water treatment), alignment with stakeholder expectations for post-closure land use, and facilitation of site relinquishment. Quantitative design criteria were developed using national regulatory requirements, residual risk thresholds defined in Barrick standards, and industry best practice.

Closure strategies have been established for all major site components. Pits will be backfilled, forming pit lakes, with supernatant water treated during the post-closure period. Quarries will be backfilled and revegetated. Waste dumps will be placed into pits or used as cover material, followed by rehabilitation and revegetation of their footprints. The El Llagal and Naranjo tailings storage facilities will be rehabilitated through restoration of surface drainage, placement of non-acid-generating rock and topsoil, and revegetation. Post-closure runoff, seepage, and drainage water will be treated for an expected period of approximately 10 years. The process plant will be demolished at closure, with rehabilitation of the affected area.

Most ancillary infrastructure, including reagent storage areas, maintenance and workshop facilities, offices, accommodation, non-essential internal roads, and water supply systems, is planned to be removed, with associated footprints rehabilitated. Limited accommodation and office facilities may be retained to support post-closure monitoring and maintenance. The long-term post-closure land use objective is to return the site to a self-sustaining condition capable of supporting pre-mining land uses, such as small-scale agriculture and agroforestry systems. Progressive reclamation will be undertaken during operations where practicable, and the closure plan will continue to be optimized to reduce post-closure liabilities.

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Total closure liabilities for the life of mine are estimated at approximately US$569 million, of which US$273 million (US$126 million on a discounted basis under IFRS, as defined by IAS 37) is included in the provision for environmental rehabilitation. The remaining US$296 million represents future liabilities not yet recognized, with provisions allocated in accordance with Barrick’s accounting policies.

The Environmental Licence requires a compliance bond equivalent to 10% of the approved Environmental Adjustment and Management Plan (PMAA) for the operational phase, with a corresponding bond of 10% of the PMAA required for the closure and post-closure phases. To support closure obligations, PV has established financial security totaling US$250 million, consisting of US$70 million in escrow and US$180 million in insurance bonds. These amounts will be adjusted as required to reflect changes in closure liabilities.

17.6	QP Comments on Environmental Studies, Permitting, and Plans, Negotiations, or Agreements with Local Individuals or Groups

The QP notes the following:

●	PV has obtained all permits required for current operations.

●	The life-of-mine plan requires construction and operation of the Naranjo TSF and associated infrastructure, including roads and tailings and reclaim pipelines.

●

Key outstanding approvals are in process and relate to INDRHI engineering authorizations for the Naranjo TSF, including the starter dam, and ultimate dam, as well as modified environmental license with the Ministry of Environment.

○

The various permitting and approval processes are well understood by a dedicated site based team and PV has attained similar permits and approvals in the past. There is no material impediment anticipated in achieving the required permits or approvals in the future.

●	The Naranjo TSF Project requires resettlement of several communities, with land acquisition, involuntary resettlement, and livelihood restoration plans in place.

○	Resettlement activities comply with national legislation and are guided by international standards and are currently well underway with support from the Dominican Government.

●	Principal environmental risks are addressed through the Environmental and Social Impact Assessment (ESIA) and supporting environmental management plans.

●	Community engagement and development are managed through PV’s Social Management System, supported by a dedicated team.

●	Social Management Plans cover engagement and disclosure, community development, local content, community safety, environmental management support, and monitoring and evaluation.

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18	Capital and Operating Costs

Pueblo Viejo is an operational Mine with an extensive historical basis enabling accurate estimation of future capital and operating costs.

All cost estimates are based on pre-feasibility study confidence levels or better, with an accuracy of ±25% and varied levels of contingency (all less than 10%) based on project risk and maturity for some isolated aspects of the Naranjo TSF capital but a significantly tighter accuracy and smaller contingency for the remaining capital items.

All costs presented are in USD as at December 31, 2025.

18.1	Capital Costs

Capital costs for the Mine are summarized in Table 18-1.

Table 18-1  Mining Capital Expenditure Summary

Capital Expenditure	LOM Value (US$M)
General & Administration	46
Capitalized Drilling	13
Mine Capitalized Stripping	515
Open Pit Sustaining	549
Expansion	1,504
Processing Sustaining	1,552
Total	4,178

G&A capital is for IT and communication equipment upgrades, warehouse improvements, G&A building improvements, and others.

Capitalized drilling is drilling required for ore definition, development, and geotechnical purposes.

Mine Capitalized Waste Stripping is calculated as per Barrick corporate accounting guidelines.

Open Pit Sustaining capital is capital required for the continuation of the mining operations and includes items such as replacement and additional equipment, capitalized mobile maintenance components, new and upgraded mining infrastructure, geotechnical risk management equipment, light vehicles, and others.

Expansion capital is further detailed in Table 18-2 and consists of the estimate for capital required to finalize the Process Plant Expansion Project, and the Naranjo TSF Project including:

●	The Hondo PAG waste dump;

●	Naranjo TSF land acquisition; and

●	Naranjo TSF starter dam construction and commissioning.

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Table 18-2  Expansion Project Capital Expenditure Summary

Expansion Capital Item	LOM Total (US$M)
Lands and Housing	207
Naranjo TSF	986
Hauling Project	78
Diorite Project	37
Lime Kiln #4	85
PAG Encapsulation	5
Solar Power Plant	107
Total	1,504

Processing Sustaining Capital is for the transition of Naranjo TSF to the operational phase, TSF dam raises above the starter dam limit (for Llagal and Naranjo TSF), post expansion works, power plant major repairs, major equipment rebuilds, and others.

It is noted that the capital estimates for the Mine are based on historical values (adjusted as necessary) or are supported by a minimum of PFS level studies. The QP believes that the costs are appropriate for supporting estimation of Mineral Resource and Mineral Reserves.

18.2	Operating Costs

The operating costs for the LOM were developed considering the planned material movements, equipment hours, labor projections, consumables forecasts, and other expected costs incurred.

A summary of the operating costs for the LOM Mineral Reserves is shown in Table 18-3.

Table 18-3  LOM Average Unit Operating Costs Summary

Operating Costs	LOM US$/t ore processed
Mining – OP	8.37
Processing	35.34
General & Administration	3.12
Total Direct Operating Costs	46.83
Freight & Refining Costs	0.15
Other Indirect Costs	0.10
Royalty	3.04
Total Operating Costs (without by-product credits)	50.12

The QP has validated that the recent historical actual costs reconcile against the projected forecast costs and believe the costs assumptions used for the LOM are appropriate.

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19	Economic Analysis

A financial analysis of the Project was completed using a detailed economic model incorporating the cost assumptions and operational parameters outlined in the preceding sections of this Technical Report Summary. The model forecasts annual cash inflows and outflows based on projected revenues, operating costs, capital expenditures, taxes, royalties, and long-term rehabilitation obligations. Net annual cash flows are discounted to the valuation date to determine the Project’s net present value (NPV).

The economic model integrates all material cost components, including development and expansion capital, sustaining capital, operating expenditures, and closure and rehabilitation costs, together with all applicable fiscal obligations. Sensitivity analyses were performed on key value drivers, specifically metal prices, operating costs, and capital costs, to assess the Project’s exposure to changes in these parameters and to evaluate their relative influence on economic outcomes.

19.1	Assumptions and Inputs

The following points highlight the key assumptions and inputs into the financial model used in the economic analysis.

●	All costs are presented as real US dollars ($ or US$) as of December 31, 2025 (i.e. no escalation or inflation is applied) unless otherwise noted.

●	Exchange rate assumption of $60DOP per $1 USD

●	Capital and Operating costs applied as described in Section 18.

●	Basis of the model is the production/mine plan as presented in Section 13 which includes mined tonnes (ore and waste), and ore feed and recoveries as outlined in Section 10.

●	No Inferred Mineral Resources are included in the mine plan as ore and is considered waste.

●	Metal prices are based on long-term Barrick corporate guidance assumptions as outlined in Section 12.1

●	Royalties, treatment and refining charges are applied as described in Section 3 and 12.

●	A discount rate of 5% is applied which is used by Barrick as investment valuation.

●	Revenue is recognized based on produced ounces as sold ounces within the same period, no shipment timing is considered since in practice every year-end shipped ounces are sold in advance.

19.2	Taxes and Royalties

Under the SLA, PVD is obligated to make the following payments to the Dominican Republic: a net smelter return royalty of 3.2% based on gross revenues less some deductible costs (royalties do not apply to copper or zinc); a net profits interest of 28.75% based on an adjusted taxable cash flow; a corporate income tax of 25% based on adjusted net income; a withholding tax on interest paid on

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loans and on payments abroad; and other general tax obligations. The SLA tax regime includes a stability clause.

19.3	Financial Model Summary

Values presented in this TRS are on a 100% basis. All values are presented in real 2025 US dollar values unless otherwise stated. The economic analysis has been run with no additional inflation (constant dollar basis).

The economic modelling, summarized in Table 19-1, shows that PV (including the Naranjo TSF Project, finalization of the Process Plant Expansion Project, and closure allowances) is economically viable, having a positive after-tax net present value (NPV) of $2,780M at a discount rate of 5% (NPV5). Based on the LOM plan, the Mine is forecasted to produce an undiscounted net cash flow of $5,380M.

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Table 19-1  Annual Cashflow Summary

Area	Unit	LOM	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037
Total ore mined	Mt	220	7.4	4.2	13.3	8.0	2.0	4.4	18.8	12.3	2.1	3.7	12.0	8.8
Waste mined	Mt	490	25.9	29.8	10.4	24.5	16.3	27.2	26.4	34.4	42.4	15.3	8.9	23.7
Total Rehandle	Mt	599	21.7	21.2	20.8	25.2	21.6	32.3	18.8	18.0	16.5	17.1	26.1	24.2
Ore tonnes processed	Mt	310	12.5	12.8	12.8	13.1	13.1	13.1	13.1	13.1	13.5	13.5	13.5	13.5
Contained Gold	Moz	20	1.0	1.0	1.1	0.9	0.8	0.9	0.9	1.0	0.9	0.8	1.0	0.9
Contained Silver	Moz	120	5.6	7.5	6.9	5.2	5.7	5.7	6.6	5.7	6.7	4.8	5.8	5.4
Revenue	$B	26.0	1.2	1.2	1.3	1.0	1.0	1.0	1.1	1.1	1.2	1.1	1.3	1.1
Direct Operating Costs	$B	14.5	0.7	0.5	0.6	0.6	0.6	0.6	0.6	0.5	0.6	0.6	0.6	0.6
Other Costs	$B	1.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.1	0.0
EBITDA*	$B	10.5	0.5	0.6	0.6	0.4	0.4	0.3	0.4	0.5	0.5	0.4	0.6	0.5
Operating Cashflow*	$B	9.6	0.3	0.6	0.7	0.4	0.5	0.4	0.5	0.6	0.6	0.5	0.7	0.5
Total Capital	$B	4.2	0.7	0.5	0.6	0.5	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.1
Free Cashflow	$B	5.4	-0.4	0.1	0.0	-0.1	0.2	0.2	0.3	0.4	0.4	0.4	0.5	0.4

Area	Unit	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048	2049	LOM
Total ore mined	Mt	3.5	3.5	3.8	16.3	12.8	19.3	15.5	6.0	13.5	13.2	13.4	0.0	220
Waste mined	Mt	24.3	23.1	11.2	28.7	19.2	12.7	16.5	27.0	26.5	7.3	8.4	0.0	490
Total Rehandle	Mt	23.9	25.9	19.4	18.3	27.5	33.6	29.7	33.2	20.9	32.7	65.9	5.1	599
Ore tonnes processed	Mt	13.5	13.5	13.5	13.5	13.5	13.5	13.5	13.5	13.5	13.5	13.5	3.4	310
Contained Gold	Moz	0.8	0.8	0.8	1.0	0.9	1.0	0.9	0.8	0.9	0.8	0.5	0.1	20
Contained Silver	Moz	3.5	4.5	4.7	4.7	4.4	5.0	4.5	4.6	4.9	4.7	4.2	1.1	120
Revenue	$B	1.0	1.0	1.1	1.3	1.2	1.4	1.2	1.0	1.1	1.1	0.8	0.2	26.0
Direct Operating Costs	$B	0.6	0.5	0.6	0.6	0.7	0.6	0.7	0.9	0.8	0.8	0.4	0.1	14.5
Other Costs	$B	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.2	0.0	0.0	1.0
EBITDA*	$B	0.4	0.5	0.5	0.7	0.5	0.8	0.5	0.1	0.2	0.2	0.3	0.0	10.5
Operating Cashflow*	$B	0.4	0.4	0.3	0.4	0.3	0.5	0.3	0.0	0.3	0.3	0.2	0.0	9.6
Total Capital	$B	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	4.2
Free Cashflow	$B	0.2	0.3	0.3	0.4	0.3	0.5	0.2	0.0	0.3	0.3	0.2	0.0	5.4

Notes:

•	All values are on a 100% basis. The Registrant’s attributable share is 60% based on its ownership interests in PVD.

•	LOM total ore tonnes and LOM total contained metal are rounded to two significant figures consistent with Resources and Reserves declarations.

•	Totals may not add due to rounding.

•	EBITDA = earnings before interest, taxes, depreciation and amortization.

•	Operating Cashflow is after estimated taxes and other adjustments.

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19.4	Sensitivity

Project risks can be identified in both economic and non-economic terms. Key economic risks have been examined by undertaking economic model sensitivity analysis. Sensitivity analysis has been undertaken on metal price, operating costs, capital costs.

A set of sensitivity analyses were performed over a range of -20% to +30% for variations in gold price, silver price, operating costs, and capital costs to determine their relative importance as value drivers.

As is shown in Figure 19-1, the Project is most sensitive to gold price and operating costs.

Figure 19-1   Sensitivity Chart – NPV5

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20	Adjacent Properties

There are no adjacent properties which are considered by the QP to be material to Pueblo Viejo.

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21	Other Relevant Data and Information

No additional information or explanation is necessary to provide a complete and balanced presentation of the value of the property.

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22	Interpretation and Conclusions

22.1	Geology and Mineral Resources

Pueblo Viejo maintains documented standard operating procedures for drilling, logging, and sampling that align with industry practice. Geological and mineralization models are developed using clearly defined geological contacts, validated structural controls, and supporting geochemical data, providing a sound geological framework for interpretation.

A QA/QC program is in place to monitor the accuracy and precision of analytical laboratory results. Review of the QC data indicates that assay results are of sufficient quality for use in Mineral Resource estimation.

Geological models and Mineral Resource estimates are refined and updated as new information becomes available from ongoing open pit operations. Extensive infill and conversion drilling, along with grade control drilling and detailed pit mapping, have been completed to improve confidence in the Mineral Resources and Mineral Reserves.

In the QP’s opinion, the outlier capping, domaining, and estimation methods applied to the Pueblo Viejo Mineral Resources are appropriate and consistent with industry best practice. On this basis, the Mineral Resources are considered to be properly estimated and classified.

22.2	Mining and Mineral Reserves

Pueblo Viejo is a mature mining operation with an extensive operating history. Mine development of the current operations by Barrick began in August 2010. The mining assumptions and sequence are based on a robust dataset of historical actuals and are appropriate for Pueblo Viejo and apply to the entirety of the modelled mine life through 2049. Geotechnical parameters continue to be refined and support the current slope designs.

22.3	Mineral Processing

Significant testwork has already been undertaken on the various refractory ore types, including the major stockpile inventory. Based on testwork completed, the overall recoveries depicted for the Mine are deemed realistic. The QP is satisfied that Pueblo Viejo can maintain production, gold recovery, and reagent consumptions as forecasted.

The QP considers the modelled recoveries for all ore sources and the processing plant and engineering unit costs to be acceptable.

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22.4	Infrastructure

The Pueblo Viejo operation is a mature mine that has been operating since 2010. It has well developed infrastructure supporting the current operations and plans for additional infrastructure to support the Mine growth.

The most significant infrastructure project planned for PV’s growth is the Naranjo TSF. This project is supported by a feasibility level study and is being further developed to more detailed levels for final approvals and construction.

The QP responsible for the Infrastructure Section believe that the current infrastructure and planned infrastructure support the estimation of Mineral Resources and Mineral Reserves.

22.5	Environment, Permitting, and Social Aspects

PV has acquired all the permits necessary for the current operations. The primary focus for PV is to secure the necessary engineering approvals from INDRHI for the Naranjo TSF infrastructure (TWMS, Starter Dam, and ultimate dam) and finalizing the unified Environmental Permit with the Ministry of Environment.

The key environmental concerns are addressed in the ESIA and PV have numerous management plans to manage these risks.

Community engagement and development is managed by a dedicated team supporting PV’s Social Management System, which includes the following Social Management Plans: Engagement and Disclosure; Community Development (emphasizing education, capacity building, production, income generation and diversification, microenterprises, community water and preventive health); Local Content (local employment and development of local suppliers); Community Safety; Support for Environmental Management; and Monitoring and Evaluation.

The LOM plan requires the construction and operation of the proposed Naranjo TSF and associated infrastructure including road networks, tailings and reclaim lines. For this, the resettlement of several communities is required. Land acquisition, involuntary resettlement, and livelihood restoration plans are in place and comply with national law and are guided by international standards. This process is being managed by the PV Project team and is currently underway with support from the Dominican Government.

22.6	Risks

The QPs have examined the various risks and uncertainties known or identified that could reasonably be expected to affect reliability or confidence in the exploration information, the Mineral Resources or Mineral Reserves of the Mine, or projected economic outcomes. They have considered the controls that are in place or proposed to be implemented and determined the residual risk post

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mitigation measures. The post mitigation risk rating is evaluated consistent with guidance provided by Barrick’s Formal Risk Assessment Procedure (FRA) and considers the likelihood and consequence of the risk’s occurrence and impact.

Table 22-1 details the significant risks and uncertainties as determined by the QPs for the Pueblo Viejo operations.

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Table 22-1  PV Risk Analysis

Area	Risk	Mitigation	Post Mitigation Risk Rating
Geology and Mineral Resources	Confidence in Mineral Resource Models	Additional scheduled grade control drilling provides roughly 18 months of partial grade-control coverage ahead of mining, ensuring continuous improvement of grade and geological control. The Mineral Resource Model is routinely updated using new drilling data and refined geological interpretations. As a result, the near-term mine plan contains a high proportion of Measured material, greater than 80% over the 5-year horizon, which supports increased confidence in the Mineral Resource estimates and reduces uncertainty in production forecasting.	Low
Mining and Mineral Reserves	Naranjo TSF Project delays, impacting production and mining sequence	Alternative temporary stockpiles for waste rock are being constructed, and additional lifts underway for current El Llagal TSF.	Medium
Processing	Long term stockpile recovery assumptions	Ongoing testwork being completed to validate assumptions and understand variations within stockpiles to mitigate through mine planning and blending operations.	Medium
Environmental	TSF failure	Engineering design and construction of TSF’s to international standards, proper water management at TSF’s, buttressing if required.	Low
Permitting	Permitting delays related to Naranjo TSF Project	Starter dam and initial stages of Naranjo TSF are in the approval stage with preliminary work beginning (temporary water management structures approved and commenced) while final permitting and RAP continue.	Low
Infrastructure	Naranjo TSF Project construction delays due to resettlement.	Government decree has been published. Application of a “3 attempt” strategy where 3 attempts to make a deal are made; if the individual continues to decline, the Government takes over the case.	Medium
Infrastructure	Naranjo TSF Project design approval delays.	Detailed design is now underway with regular Government consultation; permit design complete	Medium
Capital and Operating Costs	Continued cost escalation due to inflation of labor, consumables, and contractor costs	Continue to track actual costs and LOM forecast costs, including considerations for inflation.	Low

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23	Recommendations

The QPs have made the following recommendations.

23.1	Geology and Mineral Resources

●

Update geology and estimation models based on insights from ongoing mining development. This work will be undertaken as part of routine activities, leveraging ongoing mapping, grade control data, reconciliation analyses, and continuous geological interpretation updates generated during mining operations.

●

Refine geochemical signature modeling and reconcile it with visual alteration logging, with the aim of moving away from the current 1.0 g/t grade shell used to manage bimodal grade distributions. This refinement is expected to be executed primarily using in-house resources at Pueblo Viejo, leveraging the existing geological, geochemical, and resource modeling teams. As such, the incremental cost of this study is relatively low. No additional drilling or laboratory work is anticipated for this phase.

●

Add density variability samples to the workflow and revise density estimation methods as required. This addition of density samples is expected to be largely supported by the current drilling programs, which already incorporate a significant number of density measurements as part of routine data collection. As such, no major incremental drilling costs are anticipated. The primary effort will focus on improving spatial representativity, ensuring appropriate coverage across lithological and alteration domains, and integrating these data into updated density estimation workflows. The associated costs are therefore expected to be low.

●

Extend the QA/QC framework to incorporate S2, Ctot, and Corg assay data to improve model confidence over time. This recommendation will be implemented within the existing QA/QC and analytical workflows. No additional costs are anticipated, as these analyses are already incorporated into current laboratory programs and data management systems.

23.2	Mining and Mineral Reserves

●

Continue pit slope geotechnical investigations and analyses, surface water management, and dewatering and depressurization activities to improve pit wall stability and support the possibility of steepening the final pit slope angle.

●	Investigate options to minimize costs of the PAG waste transportation requirements.

●

Continue efforts to process higher grade ore earlier in the LOM schedule through either mining or stockpile rehandle optimizations, while considering pending additional findings from ongoing geometallurgical test programs related to long-term stockpile of ore material and its possible impact on recovery.

●	Maintain efforts to improve the mining fleet productivities and utilizations to decrease operating costs and/or mining capital.

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●	Consider new optimization analysis regarding feasibility of separately scheduling, and processing, plant feed for pressure oxidation (POX) and flotation to test if value can be added.

23.3	Mineral Processing

●	Expand the geometallurgical test programs to continuously improve understanding of the impact of weathering on stockpiled ores along with optimal strategies to best route materials in LOM operation.

●	Continue with laboratory assessment of blend behaviors with differing regimes of reagents to ensure validity of the recovery and operating cost predictions, as well as pre-empt potential anomalies

●

Monitor the TSF reclaim water including in-plant recovered process water to ensure no buildup of chemicals detrimental to the process. Whilst the water balance has been designed to prevent such an occurrence, prudence suggests confirmation by observation hence mitigation where necessary.

●

There are opportunities for further optimizing the water management via fast-tracking the replacement of fresh water to reclaim water, where several projects have already been identified. Plans, however, need to be implemented, being mindful of the larger picture or site-wide balance. Subsequent consideration will incorporate the needs of ecological flows, process requirements, precipitation and evaporation variations and finally, Governmental regulation.

●

The addition of process control and instrumentation mechanisms with a view to optimize operability of processing circuits is not new, indeed Pueblo Viejo possesses a plethora of said paraphernalia, as well as implementing dedicated optimization software to its milling circuits. The opportunity and intention remain to roll this initiative out to encompass the autoclave operation as well, potentially using artificial intelligence to combine and optimize the operation of several successive circuits.

23.4	Infrastructure

●

Continue advancing the study and engineering work for the Naranjo TSF Project. The costs of these studies and associated works are accounted for in the Project economics in both Operational and Capital Expenditures.

23.5	Environment, Permitting, and Social and Community

●	Continue the permitting and land acquisition process required for the Naranjo TSF construction and operation.

●	Continue stakeholder engagement and public education of the Naranjo TSF Project.

●

Continue identifying and implementing initiatives of renewable energies to support Barrick global commitment on Climate Change (greenhouse gas reduction of 30% by 2030 while maintaining a steady production profile, and Net Zero by 2050).

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24	References

AMEC, 2005; Placer Dome Inc. Technical Report and Qualified Persons Review. Pueblo Viejo Project, Dominican Republic. Prepared by AMEC (October 2005).

Barrick, 2007; Barrick Gold Corporation, Pueblo Viejo Dominicana Corporation Pueblo Viejo Project Feasibility Study Update, Volume 1, December 2007.

Barrick, 2025; Barrick Gold Corporation, NI 43-101 Technical Report on the Pueblo Viejo Mine, Dominican Republic; Prepared by Patrick Lee, Peter Jones, Jeffrey Winterton, Bassam El Husseini, Brendon Douglas; February 27, 2026.

Escuder-Viruete et al. 2007; Escuder-Viruete, J., Díaz de Neira, A., Hernaiz Huerta, P.P., García-Senz, J., Monthel, J., Joubert, M., Lopera, E., Ullrich, T., Friedman, R., Weis, D., Pérez-Estaun, A., 2007, Implicaciones tectonomagmáticas y edad de las toleítas de arco-isla, boninitas y rocas ácidas relacionadas de la formación Los Ranchos, Cordillera Oriental, República Dominicana: Boletín Geológico y Minero, 118, 195-220.

Fluor, 1986; Fluor Metals and Mining Ltd., 1986. Feasibility Study prepared for Rosario.

Geocon, 2023; Geotechnical Mapping and Rock Mass Classification in Moore Pit, Pueblo Viejo Mine, Report by Geocon PLC (G. Somodi), 2023.

Geocon, 2024; Geotechnical Drilling Investigation Report for Moore Pit PH16 Slope Optimization Study, Report No. GT-REP-271223, Geocon PLC (H. Saroglou), 15 February 2024.

GTR, 2020; Global Industry Standard on Tailings Management, Global Tailings Review, August 2020

Itasca, 2023; Predictive Analysis of LoM Designs at Pueblo Viejo Mine, Report No. 2-6836-01:23R37, Itasca Consulting Group, Inc., 6 September 2023.

Nelson et al. 2020; Nelson, C., Polanco, J., Macassi, A., Dominguez, H., Proenza, J., Torró, L., Rhys, D., Iturralde-Vinent, M., 2020, The Hatillo Limestone, Pueblo Viejo district, Dominican Republic: Marginal reef or impermeable cap?: Boletín de la Sociedad Geológica Mexicana, 72 (3)

Piteau, 2025; Geotechnical and Hydrogeological Drilling Program at Pueblo Viejo Mine, Report No. 4975-25-M001. Piteau Associates Engineering Ltd, United Kingdom, 2025.

RPA, 2016; Technical Report on the Pueblo Viejo Mine, Sanchez Ramirez Province, Dominican Republic; Roscoe Postle Associates Inc., 2016

RPA, 2018; Technical Report on the Pueblo Viejo Mine, Sanchez Ramirez Province, Dominican Republic; Roscoe Postle Associates Inc., 2018

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RRG, 2021; Rock Mass Model 2021 Pueblo Viejo Mine, Report No BGC-178-REP-01, Red Rock Geotechnical, Perth, Australia, 2021.

RRG, 2022; Slope Stability Analysis & Design Pueblo Viejo Mine, Report No: BGC-224-REP-01, Red Rock Geotechnical, Perth, Australia, 2022.

RRG, 2024; Geotechnical Review of Moore Pit Phase 16 Design Options, Report No. BGC-271-REP-01. Red Rock Geotechnical, Perth, Australia, 2024.

Snowden-Optiro, 2023; Pueblo Viejo Geology and Resource Model Review (Project No. DA207035) [Technical Review Report].

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25	Reliance on Information Provided by the Registrant

Information regarding the following sections was supplied in the most part by the Registrant:

●	Macroeconomic trends, data and assumptions, and interest rates (Sections 18 and 19);

●	Marketing information and plans within the control of the Registrant (Sections 16, 18, and 19);

●	Legal matters outside the expertise of the QPs, such as statutory and regulatory interpretations affecting the mine plan (Sections 3, 13, 15, and 17);

●	Environmental matters outside the expertise of the QPs (Section 17);

●	Accommodations the Registrant commits or plans to provide to local individuals or groups in connection with its mine plan (Section 17); and

●	Governmental factors outside the expertise of the QPs (Section 17).

The QPs consider it reasonable to rely upon the Registrant for the above information, based on the QPs’ past and ongoing interactions with the subject-matter experts in these areas employed or engaged by the Registrant, as well as the Registrant’s considerable experience mining at the Mine. Further, the QPs have taken all appropriate steps, in their professional opinion, to ensure that the above information provided by the Registrant is accurate in all material respects and have no reason to believe that any material facts have been withheld or misstated.

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26	Date and Signature Page

This technical report with an effective date of December 31, 2025, and dated May 14, 2026, was prepared by Pueblo Viejo on behalf of the Registrant.

/s/ Clifford Krall
Dated at Cotui, Dominican Republic May 14, 2026	Clifford Krall, RM SME Manager – LOM Planning & Technical Standards Barrick Mining Corporation

/s/ Peter Jones
Dated at Waihi Beach, New Zealand May 14, 2026	Peter Jones, MAIG. Manager Resource Geology – LATAM & Asia Pacific Barrick Mining Corporation

/s/ Jeffrey Winterton
Dated at Denver, USA May 14, 2026	Jeffrey Winterton, PE, RM SME Lead Metallurgist LATAM & AP Barrick Mining Corporation

/s/ Bassam El Husseini
Dated at Cotui, Dominican Republic May 14, 2026	Bassam El Husseini, PEO Director Geotechnical Tailings and Heap Leach Barrick Mining Corporation

/s/ Russell Owen
Dated at Elko, USA May 14, 2026	Russell Owen, FAusIMM Vice-President Technical Services Barrick Mining Corporation

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